

11008576



HOME FEDERAL BANCORP INC

Of Louisiana

HFB

May 5, 2011

FB

NASDAQ

AL BANK

2011 Annual Report


Loans Receivable, Net
Dollars in thousands
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0

	6/30/2008	6/30/2009	6/30/2010	6/30/2011
Loans Receivable, Net	$28,263	$46,948	$93,056	$125,371


Dollars in thousands
Net Interest Margin & Net Income
$2,500
$2,000
$1,500
$1,000
$500
$0
($500)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.33%
2.58%
3.48%
3.60%

	6/30/2008	6/30/2009	6/30/2010	6/30/2011
Net Income	($82)	$515	$670	$1,938
NIM	2.33%	2.58%	3.48%	3.60%


Total Deposits
Dollars in thousands
$200,000
$150,000
$100,000
$50,000
$0

	6/30/2008	6/30/2009	6/30/2010	6/30/2011
Total Deposits	$78,359	$86,146	$117,722	$153,616



HFB

HOME FEDERAL BANCORP INC

Of Louisiana

Home Federal Bank is a subsidiary of Home Federal Bancorp, Inc. of Louisiana.

DIRECTORS & EXECUTIVE OFFICERS:

Daniel R. Herndon
Chairman of the Board, President and Chief Executive Officer

James R. Barlow
Director. Executive Vice President and Chief Operating Officer

Clyde D. Patterson
Director. Executive Vice President and Chief Financial Officer

DeNell W. Mitchell
Vice President and Corporate Secretary

Dawn F. Williams
Vice President and Assistant Secretary

OUTSIDE DIRECTORS:

Walter T. Colquitt III
Director. Dentist, Shreveport, Louisiana

Mark Malloy Harrison
Director. Owner of House of Carpets and Lighting and Co-owner of Roly Poly sandwich franchises, Shreveport and West Monroe, Louisiana

David A. Herndon III
Director. Retired geologist

Woodus K. Humphrey
Director. Owner of Woodus Humphrey Insurance, Inc.

Scott D. Lawrence
Director. President of Southwestern Wholesale

Amos L. Wedgeworth, Jr.
Director. Retired physician

Timothy W. Wilhite, Esq.
Director. Chief Financial Officer and General Counsel of Wilhite Electric Co., Inc.

SENIOR OFFICERS OF HOME FEDERAL BANK:

Daniel R. Herndon
Chief Executive Officer

James R. Barlow
President and Chief Operating Officer

Clyde D. Patterson
Executive Vice President and Chief Financial Officer

David S. Barber
Senior Vice President Mortgage Lending

K. Matthew Sawrie
Senior Vice President Commercial Lending

Mary L. Jones
Senior Vice President Retail Operations

DeNell W. Mitchell
Vice President, Mortgage Lending

Dawn F. Williams
Vice President, Human Resources and Marketing

Commercial Division
6425 Youree Drive
Suite 100
Shreveport, LA 71105
318-841-1170

Downtown
624 Market Street
Shreveport, LA 71101
318-222-1145

Mansfield Road
9300 Mansfield Road
Suite 101
Shreveport, LA 71118
318-674-2630

Youree Drive
6363 Youree Drive
Shreveport, LA 71105
318-674-2626

Viking Drive
2555 Viking Drive
Bossier City, LA 71111
318-674-2611

www.hfbla.com | 318-222-1145



HOME FEDERAL BANCORP INC

Of Louisiana

A letter from the Chairman

On behalf of the Board of Directors, I am pleased to present our first Annual Report as a fully public stock holding company. This past year has been notable for a number of achievements not the least of which was the successful completion of our transition from the mutual to stock form of organization. In December 2010, we completed our second step conversion by selling 1,945,220 shares of common stock at $10.00 per share and exchanging 1,100,609 shares for the publicly held shares of Home Federal Bancorp. We undertook the second step conversion for two reasons. First, to remove the uncertainty surrounding our corporate structure as a subsidiary of a mutual holding company. Second, to further our long-term strategic plan to transform our bank to a full-service community bank. We are pleased to report that we made great strides in transitioning our bank to a full service bank and we are gratified by the interest which investors have shown in our Company by purchasing shares in our second step stock offering and by supporting our stock in the after-market.

Over the past year, we have continued to realize the benefits of our operating strategy begun in early 2009 with the expansion of our residential lending division, the establishment of a new commercial lending division and the hiring of a well-established and highly regarded commercial banker, Jim Barlow, as President and Chief Operating Officer of Home Federal Bank. As reflected in this Annual Report, our commercial and residential lending divisions had an outstanding year of new lending activity which contributed to our increased profitability. Facilitating our increased lending has been the development of new commercial and consumer loan and deposit products marketed by a highly trained and dedicated sales force. To complement these traditional banking services, we now offer security brokerage and advisory services through our partnership with Tipton Wealth Management, in affiliation with LPL Financial.

An integral part of our strategic plan has been to increase our visibility within the community. This has required us to modernize our existing offices and also to expand our branch network. In October 2010, we opened our first office in North Bossier. The move into Bossier, a community contiguous with Shreveport, is a natural expansion of our bank. North Bossier is a vibrant and growing community in the Shreveport-Bossier City metropolitan statistical area. I am pleased to report that this office, although only one year in operation, is attracting many new customers to the bank, including local businesses.

While much of the country has struggled to recover from the Great Recession, our market area has experienced substantial investment from the development of the Haynesville Shale formation, a natural gas resource underlying a large part of northwest Louisiana. Landowners have been presented with the opportunity to lease land for natural gas exploration or sell mineral rights. Some of the most active drilling in the Haynesville Shale has been within our markets in Caddo and Bossier Parishes. Home Federal also continues to benefit from the many positive attributes of our diversified local economy. The casino gaming industry and Louisiana Riverwalk support a significant number of service jobs. Barksdale Air Force Base, the headquarters of the Eighth Air Force and home of the new Air Force Global Strike Command, provides well-paying and stable military and civilian positions.

We believe Home Federal is well positioned to take advantage of the many opportunities presented by our strong capital position and local economy. As always, we appreciate your support of Home Federal and hope that you will share in our prudent growth and deployment of capital in the years ahead.

Daniel R. Herndon
Chairman of the Board
President and Chief Executive Officer
Home Federal Bancorp, Inc. of Louisiana



HOME FEDERAL BANCORP INC

Of Louisiana

A message from Home Federal Bank's President

On behalf of the management team at Home Federal I am pleased to report that 2011 was a very successful year despite the many challenges presented by the national economy. Some of the more significant highlights of 2011 were as follows:

- We successfully completed our second step conversion which greatly enhanced our capital base and brought clarity to our corporate structure.
- We reported $1.94 million in net income as compared to $670,000 in 2010.
- We originated $194.0 million of new loans, including $122.9 million of single family residential loans ($116.5 million of which were sold).
- We grew total assets by $48.2 million, total loans by $32.4 million and total deposits by $35.9 million.
- We opened our North Bossier office, modernized our existing offices, converted our systems to a commercial banking platform, enhanced our online banking and mobile banking capabilities and continued to invest in the development of new products and services to attract new customers, particularly small to mid-size business customers.
- We maintained superior asset quality as non-performing assets to total assets were only 0.05%.
- We improved our average interest rate spread by 22 basis points (0.22%) and our net interest margin by 12 basis points (0.12%).

While it is very gratifying to report many of the accomplishments of the past year, it is important to note that none of this could be achieved without a dedicated and talented management team and workforce. Since joining the bank in 2009, it has been one of my highest priorities to build and strengthen our staff because at the end of the day a bank is only as good as its people. As we look to build for the future, we will continue to invest in the training and education of our employees as well as to offer compensation and benefits which will incentivize our employees to grow our Company in a profitable and responsible manner. Fiscal 2012 will undoubtedly present new challenges. Our management team is prepared to meet these challenges and is excited about our Company's prospects for 2012. Two priorities for the year ahead will be growing core deposits and commercial loans which should improve profitability.

On behalf of our board of directors and management team, we thank our shareholders, customers and employees for their support. We look forward to working together as we pursue the next chapter in the history of Home Federal Bank.

James R. Barlow

James R. Barlow
President and Chief Operating Officer
Home Federal Bank



HOME FEDERAL BANCORP INC

Of Louisiana

SEC
Mail Processing
Section

NOV 16 2011

Washington, DC
125

November 14, 2011

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Home Federal Bancorp, Inc. of Louisiana. The meeting will be held at our main office located at 624 Market Street, Shreveport, Louisiana, on Friday, December 23, 2011 at 10:00 a.m., Central Time. At the annual meeting, you will be asked to act on the following proposals, all of which are more completely set forth in the accompanying proxy statement:

(1) To elect three directors for three-year terms, or until their successors are elected and qualified;

(2) To consider and approve the adoption of Home Federal Bancorp, Inc. of Louisiana's 2011 Stock Option Plan;

(3) To consider and approve the adoption of Home Federal Bancorp, Inc. of Louisiana's 2011 Recognition and Retention Plan and Trust Agreement; and

(4) To ratify the appointment of LaPorte Sehrt Romig & Hand as our independent registered public accounting firm for the fiscal year ending June 30, 2012.

It is very important that you be represented at the annual meeting regardless of the number of shares you own or whether you are able to attend the meeting in person. We urge you to mark, sign, date and return your proxy card today in the envelope provided, even if you plan to attend the annual meeting. This will not prevent you from voting in person at the annual meeting, but will ensure that your vote is counted if you are unable to attend.

Your continued support of and interest in Home Federal Bancorp, Inc. of Louisiana is sincerely appreciated.

Very truly yours,

Daniel R. Herndon
President and Chief Executive Officer



HOME FEDERAL BANK

A Better Way



Springhill
Plain Dealing
Bossier
Webster
Minden
Caddo
Bossier City
Shreveport
Haughton
Marshall
Harrison
Waskom
Crossroads
Marion
Jefferson
Oil City
Benton
Stonewall
Sibley
Heflin
Ringgold
Hall Summit
Crichton
Red River
De Soto
Longstreet
Keatchie
Carthage
Panola
Deadwood
Clayton
Beckville
Smithland
Woodlawn
Mooringsport
Gilliam
Hosston
Vivian
Ida
Kilgore
Sarepta
Cotton Valley
Shongaloo

Main Office
- 624 Market Street
  Shreveport, LA 71101

Branch Offices
- 6363 Youree Drive
  Shreveport, LA 71105
- 9300 Mansfield Road, Suite 101
  Shreveport, LA 71118
- 2555 Viking Drive
  Bossier City, LA 71111

Commercial Division
6425 Youree Drive, Suite 100
Shreveport, LA 71105

ANNUAL MEETING DRIVING DIRECTIONS

From I-20 East/West
Take the US-71/Spring Street Exit
Merge onto Spring Street
Turn left at 2nd cross street onto Milam Street
Take the 1st left onto Market Street
End at 624 Market Street

HOME FEDERAL BANCORP, INC. OF LOUISIANA
624 Market Street
Shreveport, Louisiana 71101
(318) 222-1145

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME	10:00 a.m., Central Time, Friday, December 23, 2011
PLACE	Home Federal Bank 624 Market Street Shreveport, Louisiana
ITEMS OF BUSINESS	(1) To elect three directors for three-year terms expiring in 2014 and until their successors are elected and qualified; (2) To consider and approve the adoption of the 2011 Stock Option Plan; (3) To consider and approve the adoption of the 2011 Recognition and Retention Plan and Trust Agreement; (4) To ratify the appointment of LaPorte Sehrt Romig & Hand as our independent registered public accounting firm for the fiscal year ending June 30, 2012; and (5) To transact such other business, as may properly come before the meeting or at any adjournment thereof. We are not aware of any other such business.
RECORD DATE	Holders of Home Federal Bancorp common stock of record at the close of business on October 31, 2011 are entitled to vote at the meeting.
ANNUAL REPORT	Our Annual Report on Form 10-K for the year ended June 30, 2011 is enclosed but is not a part of the proxy solicitation materials.
PROXY VOTING	It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card sent to you. Most shareholders can also vote their shares over the Internet or by telephone. If Internet or telephone voting is available to you, voting instructions are printed on your proxy or voting instruction card you received. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS



DeNell W. Mitchell
Corporate Secretary

Shreveport, Louisiana
November 14, 2011

TABLE OF CONTENTS

PROXY STATEMENT
OF
HOME FEDERAL BANCORP, INC. OF LOUISIANA

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

This proxy statement is furnished to holders of common stock of Home Federal Bancorp, Inc. of Louisiana, the parent holding company of Home Federal Bank. Our Board of Directors is soliciting proxies to be used at the annual meeting of shareholders to be held at our main office located at 624 Market Street, Shreveport, Louisiana, on Friday, December 23, 2011 at 10:00 a.m., Central Time, and any adjournment thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders. This proxy statement is first being mailed to shareholders on or about November 14, 2011.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on December 23, 2011. This proxy statement and our 2011 Annual Report on Form 10-K are available at www.proxyvote.com and on our website at www.hfbla.com under "Investor Relations."

What is the purpose of the annual meeting?

At our annual meeting, shareholders will act upon the matters outlined in the attached Notice of Annual Meeting, including the election of directors, adoption of the 2011 Stock Option Plan, adoption of the 2011 Recognition and Retention Plan and Trust Agreement and ratification of our independent registered public accounting firm. In addition, management will report on the performance of Home Federal Bancorp and respond to questions from shareholders.

Who is entitled to vote?

Only our shareholders of record as of the close of business on the record date for the meeting, October 31, 2011, are entitled to vote at the meeting. On the record date, we had 3,051,881 shares of common stock issued and outstanding and no other class of equity securities outstanding. For each issued and outstanding share of common stock you own on the record date, you will be entitled to one vote on each matter to be voted on at the meeting, in person or by proxy.

How do I vote my shares?

After you have carefully read this proxy statement, indicate on your proxy form how you want your shares to be voted, then sign, date and mail your proxy form in the enclosed prepaid return envelope as soon as possible. You may also vote by telephone or the Internet if indicated on your proxy or voting instruction form. This will enable your shares to be represented and voted at the annual meeting.

Voting instructions from participants in the Home Federal Bank savings and profit sharing plan and employee stock ownership plan must be received by 11:59 p.m. Eastern Time on December 16, 2011, to be used by the plan Trustees to determine the votes for plan shares.

Can I attend the meeting and vote my shares in person?

Yes. All shareholders are invited to attend the annual meeting. Shareholders of record can vote in person at the annual meeting. If your shares are held in "street name", then you are not the shareholder of record and you must ask your broker or other nominee how you can vote at the annual meeting.

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record, there are three ways you can change your vote or revoke your proxy after you have sent in your proxy form.

- First, you may complete and submit a new proxy form or vote by telephone or the Internet before the annual meeting. Any earlier proxies will be revoked automatically.
- Second, you may send a written notice to our Corporate Secretary, Ms. DeNell W. Mitchell, Home Federal Bancorp, Inc. of Louisiana, 624 Market Street, Shreveport, Louisiana 71101, in advance of the meeting stating that you would like to revoke your proxy.
- Third, you may attend the annual meeting and vote in person. Any earlier proxy will be revoked. However, attending the annual meeting without voting in person will not revoke your proxy.

If your shares are held in "street name" and you have instructed a broker or other nominee to vote your shares, you must follow directions from your broker or other nominee to change your vote.

If my shares are held in "street name" by my broker, could my broker automatically vote my shares?

Brokers who hold shares of common stock for the accounts of their clients may vote such shares either as directed by their clients or in their own discretion if permitted by the stock exchanges or other organizations of which they are members. Members of the New York Stock Exchange ("NYSE") are permitted to vote their clients' proxies in their own discretion on certain matters if the clients have not furnished voting instructions within ten days of the meeting. However, NYSE Rule 452 defines certain proposals as "non-discretionary," and brokers who have not received instructions from their clients do not have discretion to vote on those items. When a broker votes a client's shares on some but not all of the proposals at a meeting, the withheld votes are referred to as "broker non-votes."

Under NYSE rules, the proposals to elect directors, adopt the 2011 Stock Option Plan and adopt the 2011 Recognition and Retention Plan are not items on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions. You should use the voting instruction form provided by the institution that holds your shares to instruct your broker to vote your shares or else your shares may not be voted or may be considered "broker non-votes." Brokers may vote in their discretion on the ratification of the appointment of our independent registered public accounting firm if you do not furnish instructions.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of outstanding shares that all shareholders are entitled to vote on a particular matter will constitute a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the meeting.

What are the Board of Directors' recommendations?

The recommendations of the Board of Directors are set forth under the description of each proposal in this proxy statement. In summary, the Board of Directors recommends that you vote (i) **FOR** the nominees for director described herein, (ii) **FOR** adoption of the 2011 Stock Option Plan, (iii) **FOR** adoption of the 2011 Recognition and Retention Plan and Trust Agreement, and (iv) **FOR** ratification of the appointment of LaPorte Sehrt Romig & Hand for fiscal 2012.

The proxy solicited hereby, if properly signed and returned to us and not revoked prior to its use, will be voted in accordance with your instructions. If no contrary instructions are given, each proxy signed and received will be voted in the manner recommended by the Board of Directors and, upon the transaction of such other business as may properly come before the meeting, in accordance with the best judgment of the persons appointed as proxies.

Proxies solicited hereby may be exercised only at the annual meeting and any adjournment of the annual meeting and will not be used for any other meeting.

What vote is required to approve each item?

For Proposal One, the election of directors will be determined by a plurality of the votes cast at the annual meeting. The three nominees for director receiving the most "for" votes will be elected directors. For Proposals Two, Three and Four, the approval of the 2011 Stock Option Plan and the 2011 Recognition and Retention Plan and Trust Agreement and ratification of the appointment of LaPorte Sehrt Romig & Hand for fiscal 2012 will be adopted if the votes cast for each of the proposals exceed the votes cast against the proposals. Abstentions and broker non-votes will not have any effect on the proposals to adopt the 2011 Stock Option Plan, adopt the 2011 Recognition and Retention Plan and Trust Agreement and ratify the appointment of the independent registered public accounting firm.

INFORMATION WITH RESPECT TO NOMINEES FOR DIRECTOR, CONTINUING DIRECTORS AND EXECUTIVE OFFICERS

Election of Directors (Proposal One)

Our Bylaws provide that the Board of Directors shall be divided into three classes as nearly equal in number as possible. The directors are elected by our shareholders for staggered terms and until their successors are elected and qualified. One class shall be elected annually.

At this Annual Meeting, you will be asked to elect one class of directors, consisting of three directors, for a three-year term expiring in 2014 and until their successors are elected and qualified. Shareholders of Home Federal Bancorp are not permitted to use cumulative voting for the election of directors. Our Board of Directors, upon recommendation of the Nominating and Corporate Governance Committee, nominated Messrs. David Herndon, Humphrey and Harrison to a three-year term expiring in 2014. No director or nominee for director is related to any other director or executive officer by blood, marriage or adoption, except Daniel Herndon and David Herndon III who are brothers.

Unless otherwise directed, each proxy signed and returned by a shareholder will be voted for the election of the nominees for director listed below. If any person named as a nominee should be unable or unwilling to stand for election at the time of the annual meeting, the proxies will nominate and vote for any replacement nominee or nominees recommended by our Board of Directors. At this time, the Board of Directors knows of no reason why any of the nominees listed below may not be able to serve as a director if elected.

The following tables present information concerning the nominees for director and our continuing directors. The indicated period of service as a director, other than for Messrs. Barlow, Harrison and Wilhite, includes service as a director of Home Federal Bank prior to the organization of our initial holding company in 2005. Ages are reflected as of October 31, 2011. For purposes hereof, references to Home Federal Bancorp include its predecessor Home Federal Bancorp, Inc. of Louisiana, a federal corporation which, on December 22, 2010, merged with and into Home Federal Bancorp, Inc. of Louisiana, a Louisiana corporation in connection with the second-step conversion of Home Federal Bank to the fully public stock holding company structure.

Nominees for Director for Three-Year Terms Expiring in 2014

Name	Position with Home Federal Bancorp, Age and Principal Occupation During the Past Five Years	Director Since
David A. Herndon III	Director. Retired geologist. Mr. David Herndon brings valuable institutional knowledge to the board which he has gained through his years of service as a director, as well as knowledge of oil and gas industry customers through his work as a geologist in that industry. Age 75.	1998

Nominees for Director for Three-Year Terms Expiring in 2014 *(Continued)*

Name	Position with Home Federal Bancorp, Age and Principal Occupation During the Past Five Years	Director Since
Woodus K. Humphrey	Director. Insurance executive, Woodus Humphrey Insurance, Inc., Shreveport, Louisiana. Mr. Humphrey brings entrepreneurial experience to the board as former owner of an insurance agency that focuses on property and liability insurance for woodworking plants and operations with field representatives in six states. Age 71.	2001
Mark Malloy Harrison	Director. Owner of House of Carpets and Lighting, a floor coverings and lighting fixtures business in Shreveport, Louisiana, since September 2007, and co-owner of Roly Poly sandwich franchises located in Shreveport and West Monroe, Louisiana since 2005. Mr. Harrison brings substantial business and entrepreneurial experience to the board as co-owner of a local carpet and lighting business in Shreveport, Louisiana and sandwich franchises in the greater Shreveport area. Age 52.	2007

The Board of Directors recommends that you vote FOR election of the nominees for director.

Members of the Board of Directors Continuing in Office

Directors Whose Terms Expire in 2012

Name	Position with Home Federal Bancorp, Age and Principal Occupation During the Past Five Years	Director Since
James R. Barlow	Director. President and Chief Operating Officer of Home Federal Bank since February 2009. Previously, Mr. Barlow served as Executive Vice President and Area Manager for the Arkansas-Louisiana-Texas area commercial real estate operations of Regions Bank from August 2006 until February 2009. From 2005 until August 2006, Mr. Barlow was a Regions Bank City President for the Shreveport-Bossier area and from February 2003 to 2005 he served as Commercial Loan Manager for Regions Bank for the Shreveport-Bossier area. Mr. Barlow served in various positions at Regions Bank since 1997. Mr. Barlow brings substantial managerial, banking and lending experience to the board, as well as significant knowledge of the local commercial real estate market from his years of service as manager and regional President of a regional bank. Age 43.	2009
Clyde D. Patterson	Director. Executive Vice President of Home Federal Bank and Home Federal Bancorp since September 1993 and January 2005, respectively. Mr. Patterson brings significant banking and institutional experience to the board having served in various positions with Home Federal Bank since 1964. Age 69.	1990
Amos L. Wedgeworth, Jr.	Director. Retired physician. Mr. Wedgeworth brings significant institutional knowledge to the board as one of our longest serving directors and whose father served as the first manager of Home Federal Bank in 1924. Age 85.	1980
Timothy W. Wilhite, Esq.	Director. Chief Financial Officer and General Counsel of Wilhite Electric Co., Inc. since June 2001. Chairman of the Greater Bossier Economic Development Foundation. Of Counsel for the firm Downer, Huguet & Wilhite, LLC. Serves on the Executive Committee of the Bossier Chamber of Commerce and as Executive Committee and Board Member of the Greater Bossier Economic Development Foundation. Mr. Wilhite brings knowledge of the local business and legal community to the board through his service as Chairman of the Greater Bossier Economic Development Foundation and as a member of the Executive Committee of the Bossier Chamber of Commerce. Age 43.	2010

Directors Whose Terms Expire in 2013

Name	Position with Home Federal Bancorp, Age and Principal Occupation During the Past Five Years	Director Since
Walter T. Colquitt III	Director. Dentist, Shreveport, Louisiana.	1993
	Dr. Colquitt brings extensive knowledge to the board of the professional community through his dental practice in Shreveport, Louisiana. Age 66.	
Daniel R. Herndon	Chairman of the Board, President and Chief Executive Officer of Home Federal Bancorp since 2005. Chairman of the Board of Directors of Home Federal Bank since January 1998. Chief Executive Officer of Home Federal Bank since September 1993 and President from 1993 to February 2009.	1980
	Mr. Daniel Herndon brings valuable insight and knowledge to the board from his service as President and Chief Executive Officer of Home Federal Bancorp and as one of the longest serving members of the Board. Mr. Herndon has gained valuable banking and institutional knowledge from his years of service and his ties to the local business community in the greater Shreveport area. Age 71.	
Scott D. Lawrence	Director. President of Southwestern Wholesale, Shreveport, Louisiana since 1980.	1994
	Mr. Lawrence brings significant business enterprise and managerial oversight skills to the board as President and owner of a dry goods wholesale supplier in Shreveport, Louisiana. Age 65.	

Director Nominations

Nominations for director of Home Federal Bancorp are made by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consider candidates for director suggested by other directors, as well as our management and shareholders. A shareholder who desires to recommend a prospective nominee for the Board should notify our Secretary in writing with whatever supporting material the shareholder considers appropriate. In addition, any shareholder wishing to make a nomination must follow our procedures for shareholder nominations, which are described under "Shareholder Proposals, Nominations and Communications with the Board of Directors."

The charter of the Nominating and Corporate Governance Committee sets forth certain criteria the committee may consider when recommending individuals for nomination as director including: (a) ensuring that the board of directors, as a whole, is diverse and consists of individuals with various and relevant career experience, relevant technical skills, industry knowledge and experience, financial expertise (including expertise that could qualify a director as a "financial expert," as that term is defined by the rules of the SEC), local or community ties and (b) minimum individual qualifications, including strength of character, mature judgment, familiarity with our business and industry, independence of thought and an ability to work collegially. The committee also may consider the extent to which the candidate would fill a present need on the board of directors.

Directors' Compensation

During fiscal 2011, members of Home Federal Bank's Board of Directors received $750 per regular Board meeting held. Members of Home Federal Bancorp's Audit Committee received $50 per committee meeting, only if attended. Members of the Board of Directors generally do not receive compensation for meetings held telephonically, although exceptions may be made to this policy. The members of the Board of Directors may also receive bonuses in June and December of each year. Board fees are subject to periodic adjustment by the Board of Directors. We do not pay separate compensation to directors for their service on the Board of Directors of Home Federal Bancorp.

The table below summarizes the total compensation paid to our non-employee directors for the fiscal year ended June 30, 2011. The primary elements of Home Federal Bank's non-employee director compensation program consist of equity compensation and cash compensation.

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation(2)	Total
Walter T. Colquitt III	$9,750	$ --	$3,573	$13,323
Mark Malloy Harrison	9,750	--	3,000	12,750
David A. Herndon III	9,050	--	3,573	12,623
Woodus K. Humphrey	6,750	--	3,573	10,323
Scott D. Lawrence	9,800	--	3,573	13,373
Amos L. Wedgeworth, Jr.	9,000	--	3,573	12,573
Timothy W. Wilhite, Esq.	9,800	--	3,000	12,800

(1) As of June 30, 2011, each of our non-employee directors, other than Messrs. Harrison and Wilhite, held 6,807 exercisable stock options. The stock options have an exercise price of $10.82 per share and expire on August 18, 2015.

(2) Includes dividends paid on shares awarded pursuant to the 2005 Recognition and Retention Plan that vested during fiscal 2011, for each director other than Messrs. Harrison and Wilhite. Dividends paid on the restricted common stock are held in the Recognition Plan Trust and paid to the recipient when the restricted stock is earned. Also includes bonuses of $1,000 paid to each director in June 2010, December 2010 and June 2011.

Director Independence

A majority of Home Federal Bancorp's directors are independent directors as defined in the rules of the Nasdaq Stock Market. The board of directors has determined that Dr. Colquitt and Messrs. Harrison, Humphrey, Lawrence, Wedgeworth and Wilhite are independent directors.

Meetings of the Board of Directors

During the fiscal year ended June 30, 2011, the Board of Directors of Home Federal Bancorp met 13 times. No director of Home Federal Bancorp attended fewer than 75% of the aggregate of the total number of Board meetings held during the period for which he has been a director and the total number of meetings held by all committees of the Board on which he served during the periods that he served.

Membership on Certain Board Committees

The Board of Directors of Home Federal Bancorp established an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee in October 2010 in connection with our reorganization and listing on the Nasdaq Stock Market. All of the members of these committees are independent directors as defined in the listing standards of The Nasdaq Stock Market. Such committees operate in accordance with written charters which are available on our website at www.hfbla.com. The following table sets forth the membership of such committees.

Directors	Audit	Compensation	Nominating and Corporate Governance
Mark Malloy Harrison	*	*	
Woodus K. Humphrey		*	
Scott D. Lawrence	*		*
Timothy W. Wilhite, Esq.	*	*	*

Audit Committee. The Audit Committee reviews with management and the independent registered public accounting firm the systems of internal control, reviews the annual financial statements, including the Annual Report on Form 10-K and monitors Home Federal Bancorp's adherence in accounting and financial reporting to generally accepted accounting principles. The Audit Committee is comprised of three directors who are independent directors as defined in the Nasdaq listing standards and the rules and regulations of the Securities and Exchange Commission. The Board of Directors has determined that no members of the Audit Committee meet the qualifications established for an Audit Committee financial expert in the regulations of the Securities and Exchange Commission however, the members have the requisite financial and accounting background to meet the Nasdaq listing standards. The Audit Committee met one time in fiscal 2011.

Nominating and Corporate Governance Committee. It is the responsibility of the Nominating and Corporate Governance Committee to, among other functions, nominate directors for election at the annual meeting. The Nominating and Corporate Governance Committee met one time after fiscal year end to consider director nominations and recommend nominees to the full Board of Directors for this annual meeting.

Compensation Committee. It is the responsibility of the Compensation Committee of Home Federal Bancorp to set the compensation of Home Federal Bancorp's Chief Executive Officer and Chief Financial Officer as well as the other members of senior management. The Compensation Committee of Home Federal Bancorp met three times in fiscal 2011.

Board Leadership Structure

Our Board of Directors is led by a Chairman selected by the Board from time to time. Presently, Mr. Daniel Herndon, our President and Chief Executive Officer also serves as Chairman of the Board. The Board has determined that selecting our Chief Executive Officer as Chairman is in our best interests because it promotes unity of vision for the leadership of Home Federal Bancorp and avoids potential conflicts among directors. In addition, the Chief Executive Officer is the director most familiar with our business and operations and is best situated to lead discussions on important matters affecting the business of Home Federal Bancorp. By combining the Chief Executive Officer and Chairman positions there is a firm link between management and the Board which promotes the development and implementation of our corporate strategy.

The Board of Directors is aware of the potential conflicts that may arise when an insider chairs the Board, but believes these are limited by existing safeguards which include the fact that as a financial institution holding company, much of our operations are highly regulated.

Board's Role in Risk Oversight

Risk is inherent with every business, particularly financial institutions. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputational risk. Management is responsible for the day-to-day management of the risks Home Federal Bancorp faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors ensures that the risk management processes designed and implemented by management are adequate and functioning as designed.

Members of senior management regularly attend meetings of the Board of Directors and address any questions or concerns raised by the Board on risk management or other matters. The Board's risk oversight function is carried out through, among other factors, its review and approval of various policies and procedures, such as Home Federal Bank's lending and investment, ratification or approval of investments and loans exceeding certain thresholds, and regular review of risk elements such as interest rate risk exposure, liquidity and problem assets.

Directors' Attendance at Annual Meetings

Directors are expected to attend the annual meeting absent a valid reason for not doing so. Nine of our ten directors attended the 2010 annual meeting of shareholders.

Executive Officers Who Are Not Directors

The following individuals who do not also serve on the Board of Directors serve as executive officers of Home Federal Bancorp. Ages are reflected as of October 31, 2011.

David S. Barber, age 42, has served as Senior Vice President Mortgage Lending of Home Federal Bank since June 2009. Prior thereto, Mr. Barber served as Vice President, Director of Branch Operations, First Family Mortgage, Inc. from July 2004 to May 2009.

K. Matthew Sawrie, age 36, has served as Senior Vice President Commercial Lending of Home Federal Bank since February 2009. Prior thereto, Mr. Sawrie served as Vice President Commercial Real Estate, Regions Bank from 2006 to 2009, and previously, Assistant Vice President Business Banking Relationship Manager, Regions Bank from 2003 to 2006.

In accordance with our Bylaws, our executive officers are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the board of directors.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed and discussed Home Federal Bancorp's audited financial statements with management. The Audit Committee has discussed with Home Federal Bancorp's independent registered public accounting firm, LaPorte Sehrt Romig and Hand, the matters required to be discussed by the Statement on Auditing Standards ("SAS") No. 61, "Communication with Audit Committees," as amended by SAS No. 90, "Audit Committee Communications" as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" and has discussed with LaPorte Sehrt Romig & Hand, the independent auditor's independence. Based on the review and discussions referred to above in this report, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Home Federal Bancorp's Annual Report on Form 10-K for fiscal year 2011 for filing with the Securities and Exchange Commission.

Members of the Audit Committee
Mark Malloy Harrison
Scott D. Lawrence
Timothy W. Wilhite, Esq.

MANAGEMENT COMPENSATION

Summary Compensation Table

The following table sets forth a summary of certain information concerning the compensation earned during the fiscal years ended June 30, 2011 and 2010 by our principal executive officer and the two other executive officers serving at the end of fiscal 2011 who were the most highly compensated executive officers in fiscal 2011. These three officers are referred to as the named executive officers in this proxy statement.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards(2)	Option Awards(2)	All Other Compensation(3)	Total
Daniel R. Herndon	2011	$141,694	$44,960	$ --	$ --	$35,990	$222,644
President and	2010	137,550	38,550	--	--	54,345	230,445
Chief Executive Officer							
James R. Barlow	2011	160,000	75,500	30,691	21,240	42,681	330,112
Executive Vice President and	2010	152,500	62,945	--	--	35,074	250,519
Chief Operating Officer							
David S. Barber	2011	104,545	124,706(1)	--	10,619	20,008	259,878
Senior Vice President	2010	115,282	34,562	--	--	6,137	155,981
Mortgage Lending							

(1) Reflects variable compensation based on mortgage loan production. Mr. Barber did not participate in our discretionary bonus program. See "Narrative to Summary Compensation Table" below.

(2) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for awards of restricted stock and grants of stock options during the fiscal year, with respect to Messrs. Barlow and Barber. The valuation of the restricted stock awards is based on a grant date fair value of $10.93. The assumptions used in valuing the stock option awards are set forth in Note 13 to the Consolidated Financial Statements included in our Form 10-K for the year ended June 30, 2011, and are calculated based on a Black-Scholes value of $2.21 per share.

(3) Includes for fiscal 2011, contributions by Home Federal Bank of $11,975, $15,630 and $12,608 to the accounts of Messrs. Herndon, Barlow and Barber, respectively, under the Home Federal Bank 401(k) Plan, the fair market value ($11.50 per share on December 31, 2010), of the 498, 524 and 470 shares allocated to the employee stock ownership plan accounts of Messrs. Herndon, Barlow and Barber, respectively, and $9,750 and $3,000 in directors' fees and directors' bonus, respectively, paid to each of Messrs. Herndon and Barlow. Also includes life insurance premiums, dividends paid on restricted stock awards to Mr. Herndon, use of a company-owned automobile for Messrs. Herndon and Barlow and club dues for Messrs. Barlow and Barber.

Narrative to Summary Compensation Table

Base salaries for our named executive officers are generally approved by the Compensation Committee on a calendar-year basis. The current salaries as established by the Compensation Committee are $143,788, $165,000 and $106,090 for Messrs. Herndon, Barlow and Barber, which represent increases of 3.0%, 6.45% and 3.0%, respectively, over their prior base salaries. Messrs. Herndon and Barlow received a discretionary bonus equal to 10% of their then current base salaries in December 2010. Based on Home Federal Bancorp's results of operations for the second quarter, the Compensation Committee awarded additional discretionary bonuses paid in February 2011 to Messrs. Herndon and Barlow of $25,000 and $50,000, respectively. Mr. Barber has an additional component of compensation which is variable and based on 5% of gross revenue of loans produced by the mortgage lending division.

Employment Agreements

Home Federal Bank entered into employment agreements with Messrs. Herndon and Barlow effective February 21, 2009. The board of directors approved an amended and restated agreement with Mr. Barlow, effective January 13, 2010, which amended and restated the prior agreement. Pursuant to the employment agreements, Messrs. Herndon and Barlow serve as Chairman of the Board and Chief Executive Officer and as President and Chief Operating Officer, respectively, of Home Federal Bank for a term of three years commencing on the effective date and renewable on each February 21 thereafter. The term of each agreement is extended for an additional year on February 21, unless Home Federal Bank or the executive gives notice to the other party not to extend the agreements. At least annually, the board of directors of Home Federal Bank will consider whether to continue to renew the employment agreements. The agreements provide for initial base salaries of $135,500 and $155,000 per year for each of Messrs. Herndon and Barlow, respectively. Such base salaries may be increased at the discretion of the board of directors of Home Federal Bank but may not be decreased during the term of the agreements without the prior written consent of the executives. Home Federal Bank also agreed to provide each of Messrs. Herndon and Barlow with an automobile during the term of the agreements.

The agreements are terminable with or without cause by Home Federal Bank. The agreements provide that in the event of (A) a wrongful termination of employment (including a voluntary termination by Messrs. Herndon or Barlow for "good reason" which includes (i) a material diminution in the executive's base compensation, authorities, duties or responsibilities without his consent (ii) a requirement that the executive report to a corporate officer or employee instead of reporting directly to the board of directors, or (iii) a material change in the executive's geographic location of employment), (B) a change in control of Home Federal Bank or Home Federal Bancorp, or (C) the executive's termination of employment by Home Federal Bank for other than cause, disability, retirement or the executive's death, each of the executives would be entitled to (1) an amount of cash severance which is equal to three times the sum of his base salary as of the date of termination plus his prior calendar year's bonus and (2) continued participation in certain employee benefit plans of Home Federal Bank until the earlier of 36 months or the date the executive receives substantially similar benefits from full-time employment with another employer. The agreements with Home Federal Bank provide that in the event any of the payments to be made thereunder or otherwise upon termination of employment are deemed to constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code, then such payments and benefits received thereunder shall be reduced by the minimum amount necessary to result in no portion of the payments and benefits being non-deductible by Home Federal Bank for federal income tax purposes.

Home Federal Bancorp entered into an employment agreement with Mr. Herndon, effective February 21, 2009, to serve as Chairman of the Board, President and Chief Executive Officer of Home Federal Bancorp which is on terms substantially similar to Mr. Herndon's agreement with Home Federal Bank, except as follows. The agreement provides that severance payments payable to Mr. Herndon by Home Federal Bancorp shall include the amount by which the severance benefits payable by Home Federal Bank are reduced as a result of Section 280G of the Internal Revenue Code, if the parachute payments exceed 105% of three times the executive's "base amount" as defined in Section 280G of the Internal Revenue Code. If the parachute payments are not more than 105% of the amount equal to three times the executive's base amount, the severance benefits payable by Home Federal Bancorp will be reduced so they do not constitute "parachute payments" under Section 280G of the Internal Revenue Code. In addition, the agreement provides that Home Federal Bancorp shall reimburse Mr. Herndon for any resulting excise taxes payable by him, plus such additional amount as may be necessary to compensate him for the payment of state and federal income, excise and other employment-related taxes on the additional payments. Under the agreement, Mr. Herndon's compensation, benefits and expenses will be paid by Home Federal Bancorp and Home Federal Bank in the same proportion as the time and services actually expended by the executive on behalf of each company.

We do not currently have a written employment agreement with Mr. Barber who serves as our Senior Vice President of Mortgage Lending. We have agreed to compensate Mr. Barber based on a combination of base salary and variable compensation. In fiscal 2011, Mr. Barber received variable compensation of 5% of gross revenue per loan produced.

Retirement Benefits

Retirement benefits are an important element of a competitive compensation program for attracting senior executives, especially in the financial services industry. Prior to our conversion to stock ownership in 2005, we froze our defined benefit pension plan in February 2003. Mr. Herndon is our only named executive officer with accrued benefits under the pension plan. Our executive compensation program currently includes (i) a 401(k) profit sharing plan which enables our employees to supplement their retirement savings with elective deferral contributions and with matching and discretionary contributions by us, and (ii) an employee stock ownership plan that allows participants to accumulate retirement benefits in the form of employer stock at no current cost to the participant.

401(k) and Profit Sharing Plan. Effective November 15, 2004, we adopted the Home Federal Bank Employees' Savings and Profit Sharing Plan and Trust. Eligible employees must have completed three months of full time service and attained age 21. Participating employees may make elective salary reduction contributions of up to $16,500, of their eligible compensation. Home Federal Bank will contribute a basic "safe harbor" contribution of 50% of the first 6% of plan salary elective deferrals. We are also permitted to make discretionary contributions to be allocated to participant accounts.

Employee Stock Ownership Plan. In connection with our mutual to stock conversion in 2005, we established an employee stock ownership plan for our employees. Employees who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in the employee stock ownership plan.

As part of our second-step conversion and offering completed in December 2010, the employee stock ownership plan acquired additional shares of the new holding company's common stock equal to 6.0% of the shares sold in the offering, or 116,713 shares. The employee stock ownership plan borrowed funds from Home Federal Bancorp equal to 100% of the aggregate purchase price of the common stock. The loan to the employee stock ownership plan has a term of 20 years and is being repaid principally from Home Federal Bank's contributions to the plan. Additional discretionary contributions may be made to the plan in either cash or shares of common stock, although we have no plans to do so at this time.

Shares purchased by the employee stock ownership plan are held in a suspense account and released for allocation as debt service payments are made. Shares released from the suspense account are allocated to each eligible participant's plan account pro rata based on compensation. Forfeitures may be used for the payment of expenses or be reallocated among the remaining participants. Participants become 100% vested after three years of service. Participants also become fully vested in their account balances upon a change in control (as defined), death, disability or retirement. Benefits may be payable upon retirement or separation from service.

2005 Stock Option Plan and 2005 Recognition and Retention Plan

In August 2005, shareholders approved our 2005 Stock Option Plan and our 2005 Recognition and Retention Plan. Pursuant to the terms of the 2005 Stock Option Plan, options to acquire up to 158,868 shares of common stock were available to be granted to employees and directors. Pursuant to the terms of the 2005 Recognition and Retention Plan, awards of up to 63,547 shares of restricted common stock were available to be granted to employees and directors. Under both of these stock benefit plans, awards may vest no faster than 20% per year, beginning one year from the date of grant. However, under both plans, vesting of any award is accelerated upon the death or disability of a recipient or upon a change-in-control of Home Federal Bancorp. The awards made under the 2005 Stock Option Plan and 2005 Recognition and Retention Plan in August 2005 are fully vested. As of June 30, 2011, there were 2,808 shares remaining in the 2005 Recognition and Retention Plan Trust awarded to Mr. Barlow. Messrs. Barlow and Barber were also granted stock options in August 2010 that are reflected in the below table "Outstanding Equity Awards at Fiscal Year-End."

Survivor Benefit Plan

In June 2011, Home Federal Bank purchased bank owned life insurance on the lives of its employees. In consideration for entering into consent to insurance agreements, on July 13, 2011, Home Federal Bank entered into Survivor Benefit Plan Participation Agreements with employees including Messrs. Herndon, Barlow and Barber. The agreements provide that the officer's beneficiary will receive three times the officer's base salary if serving as an officer of Home Federal Bank at the date of death. The agreements may be amended or terminated at any time by Home Federal Bank as long as it does not reduce or delay any benefit payable to a participant whose death has already occurred.

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth outstanding equity awards under the 2005 Stock Option Plan and 2005 Recognition and Retention Plan at June 30, 2011, to our named executive officers. We have not made any equity incentive plan awards.

	Option Awards[1]				Stock Awards[1]	
	Number of Securities Underlying Unexercised Options					
Name	Exercisable	Unexercisable[2]	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested[3]
Daniel R. Herndon	39,626	--	$10.82	8/18/2015	--	$ --
James R. Barlow	--	9,611	10.93	8/19/2020	2,808	36,701
David S. Barber	--	4,805	10.93	8/19/2020	--	--

(1) Takes into account the effect of the second-step conversion which was completed on December 22, 2010. The number of shares of common stock subject to options and exercise price of the options and number of unvested restricted stock awards were adjusted for the exchange ratio of 0.9110.

(2) The unexercisable stock options and unvested restricted stock awards are vesting at a rate of 20% per year commencing on August 19, 2011.

(3) Calculated by multiplying the closing market price of our common stock on June 30, 2011, which was $13.07, by the applicable number of shares of common stock underlying the unvested stock awards.

Compensation Policies and Practices as they Relate to Risk Management

We monitor our compensation policies and practices for our employees as they relate to risk management and risk-taking incentives. We have identified our commercial lending division as a business unit that carries a significant portion of our risk profile. Our commercial loan officers are compensated through base salary and participation in our commercial loan officer incentive plan.

Home Federal Bank adopted the commercial loan officer incentive plan in 2011 as an annual incentive compensation plan designed to provide and incentive for our commercial loan officers to originate more profitable commercial loans by basing their cash bonuses on, among other factors, the amount of net interest income provided to Home Federal Bancorp from the loan officer's identified commercial loan portfolio. In order to provide further incentive for our loan officers to grow our loan portfolio, newly originated commercial loans are weighted more heavily in the bonus formula under our commercial loan officer incentive plan. However, in order to provide balance to our incentive structure, the bonus also takes into account the performance of seasoned loans in our portfolio which are attributed to particular loan officers. We do not believe that our commercial loan officer incentives are reasonably likely to have a material adverse effect on us or our operations.

Related Party Transactions

Home Federal Bank offers extensions of credit to its directors, officers and employees as well as members of their immediate families for the financing of their primary residences and other proposes. These loans are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Home Federal Bank and none of such loans involve more than the normal risk of collectability or present other unfavorable features.

Under Home Federal Bancorp's Audit Committee Charter, the Audit Committee is required to review and approve all related party transactions, as described in Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of October 31, 2011, the voting record date for the annual meeting, certain information as to the common stock beneficially owned by (i) each person or entity, including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, who or which was known to us to be the beneficial owner of more than 5% of the issued and outstanding common stock, (ii) the directors of Home Federal Bancorp, (iii) certain executive officers of Home Federal Bancorp; and (iv) all directors and executive officers of Home Federal Bancorp as a group.

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature of Beneficial Ownership as of October 31, 2011[1]	Percent of Common Stock[2]
Home Federal Bancorp, Inc. of Louisiana Employee Stock Ownership Plan...... c/o Home Federal Bank 624 Market Street Shreveport, Louisiana 71101	220,464(3)	7.2%
Sandler O'Neill Asset Management, LLC .... 780 Third Avenue, 5th Floor New York, New York 10017	175,000	5.7
Joseph Stilwell.......... 111 Broadway, 12th Floor New York, New York 10006	240,000	7.9
Directors:		
James R. Barlow..........	21,286(6)(7)	*
Walter T. Colquitt III	8,784(6)(8)	*
Mark Malloy Harrison..........	4,782(9)	*
Daniel R. Herndon..........	109,118(6)(10)	3.5
David A. Herndon III	36,456(6)(11)	1.2
Woodus K. Humphrey..........	8,493(6)	*
Scott D. Lawrence..........	19,639(6)(12)	*
Clyde D. Patterson..........	39,292(6)(13)	1.3
Amos L. Wedgeworth, Jr.	10,440(6)	*
Timothy W. Wilhite, Esq.	6,000	*
Other Named Executive Officer:		
David S. Barber..........	2,194(6)(14)	*
All Directors and Executive Officers as a Group (12 persons)..........	273,500(6)	8.7%

* Represents less than 1% of our outstanding common stock.

(1) Based upon filings made pursuant to the Securities Exchange Act of 1934 and information furnished by the respective individuals. Under regulations promulgated pursuant to the Securities Exchange Act of 1934, shares of common stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares. None of the shares reflected as being beneficially owned by executive officers and directors are pledged as security.

(2) Each beneficial owner's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within 60 days of the voting record date have been exercised.

(3) As of October 31, 2011, 31,125 shares held in the Home Federal Bank Employee Stock Ownership Plan trust had been allocated to the accounts of participating employees. Amounts held by the plan trustees, Messrs. Daniel Herndon and Clyde Patterson, reflect shares allocated to their individual accounts and exclude all other shares held in the trust. Under the terms of the plan, the trustees vote all allocated shares in accordance with the instructions of the participating employees. Any unallocated shares are generally required to be voted by the plan trustees in the same ratio on any matter as to those shares for which instructions are given by the participants.

(Footnotes continued on following page)

(4) Based on a Schedule 13G filed with the SEC on January 13, 2011 by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM") with respect to shares beneficially owned by Malta Partners, LP, a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHP"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHPII"), and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares beneficially owned by MP, MHF and MHFII, (iii) MP, with respect to shares beneficially owned by it, (iv) MHF, with respect to shares beneficially owned by it, (v) MHFII, with respect to shares beneficially owned by it, (vi) MO, with respect to shares beneficially owned by it, and (vii) Terry Maltese is managing member of SOAM, with respect to shares beneficially owned by MP, MHF, MHFII, and MO; and as managing member of SOAM Ventures, LLC, a Delaware limited liability company ("Ventures"), with respect to shares beneficially owned by SOAM Capital Partners, LP, A Delaware limited partnership ("SCP"), of which Ventures is the management company. MP beneficially owned 1,900 shares; MHF beneficially owned 9,600 shares; MHFII beneficially owned 54,400 shares; MO beneficially owned 21,600 shares; SCP beneficially owned 87,500 shares; SOAM owned directly no shares but may be deemed to beneficially own an aggregate of 175,000 shares by reason of its position as management company for MP, MHP, MHPII, MO and as an affiliate of Ventures, management company for SCP; Holdings owned directly no shares but may be deemed to beneficially own an aggregate of 65,900 shares by reason of its position as general partner of MP, MHF and MHFII; and Mr. Maltese owned directly no shares but may be deemed to beneficially own an aggregate of 175,000 shares by reason of his position as Managing Member of Holdings, SOAM and Ventures.

(5) According to a Schedule 13D filed with the SEC on January 3, 2011, the shares are beneficially owned by Joseph Stilwell, including shares held in the name of following members of a group: Stilwell Value Partners I, L.P. ("Stilwell Value Partners I"); Stilwell Partners, L.P. ("Stilwell Partners"); and Stilwell Value LLC ("Stilwell Value LLC"), the general partner of Stilwell Value Partners I and Joseph Stilwell as the managing member and owner of more than 99% of the equity in Stilwell Value LLC, as well as the general partner of Stilwell Partners.

(6) Includes options to acquire shares of Home Federal Bancorp common stock that are exercisable within 60 days of October 31, 2011, under our 2005 Stock Option Plan as follows:

Name	Number of Options
James R. Barlow	1,922
Walter T. Colquitt, III	6,807
Daniel R. Herndon	39,628
David A. Herndon III	6,807
Woodus K. Humphrey	6,807
Scott D. Lawrence	6,807
Clyde D. Patterson	23,831
Amos L. Wedgeworth, Jr.	6,807
David S. Barber.	961
All directors and executive officers as a group (12 persons)	100,377

(7) Includes 2,247 shares which are held in the 2005 Recognition and Retention Plan Trust on behalf of Mr. Barlow, that represent a grant award that is vesting at a rate or 20% per year commencing on August 19, 2011. Mr. Barlow does not have voting or dispositive power over such shares. Also includes 550 shares held by Mr. Barlow's spouse, 11,924 shares held in Mr. Barlow's individual retirement account, 3,258 shares held in Home Federal Bank's 401(k) Plan for the benefit of Mr. Barlow and 524 shares allocated to Mr. Barlow's account in the Home Federal Bank employee stock ownership plan.

(8) Includes 1,977 shares held jointly with Dr. Colquitt's spouse.

(9) Includes 911 shares held by Mr. Harrison's spouse and 2,733 shares held in his individual retirement account.

(10) Includes 26,073 shares held in Home Federal Bank's 401(k) Plan for the benefit of Mr. Herndon, 5,524 shares allocated to Mr. Herndon's account in the Home Federal Bank employee stock ownership plan and 20,461 shares held by Herndon Investment Company LLC over which Mr. Herndon disclaims beneficial ownership except with respect to his 50% ownership interest therein.

(11) Includes 20,461 shares held by Herndon Investment Company LLC, of which Mr. Herndon is a 50% owner, and over which he disclaims beneficial ownership except with respect to his pecuniary interest therein.

(12) Includes 4,555 shares held in Mr. Lawrence's individual retirement account and 4,555 shares held jointly with his spouse.

(13) Includes 5,057 shares held in Home Federal Bank's 401(k) Plan for the benefit of Mr. Patterson and 4,203 shares allocated to Mr. Patterson's account in the Home Federal Bank employee stock ownership plan.

(14) Includes 463 shares held in Mr. Barlow's account in Home Federal Bank's 401(k) Plan and 470 shares allocated to Mr. Barber's account in the Home Federal Bank employee stock ownership plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the officers and directors, and persons who own more than 10% of Home Federal Bancorp's common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders are required by regulation to furnish Home Federal Bancorp with copies of all Section 16(a) forms they file. We know of no person who owns 10% or more of our common stock.

Based solely on our review of the copies of such forms furnished to us, or written representations from our officers and directors, we believe that during, and with respect to, the fiscal year ended June 30, 2011, our officers and directors complied in all respects with the reporting requirements promulgated under Section 16(a) of the Securities Exchange Act of 1934.

PROPOSAL TO ADOPT THE 2011 STOCK OPTION PLAN (PROPOSAL TWO)

General

On September 14, 2011, the Board of Directors adopted the 2011 Stock Option Plan, which is designed to attract and retain qualified officers, employees and non-employee directors, provide officers, employees and non-employee directors with a proprietary interest in Home Federal Bancorp as an incentive to contribute to our success and reward officers, employees and non-employee directors for outstanding performance. The Stock Option Plan provides for the grant of incentive stock options intended to comply with the requirements of Section 422 of the Internal Revenue Code and non-incentive or compensatory stock options. Options may be granted to our officers, employees and directors of Home Federal Bancorp and any subsidiary except that non-employee directors will be eligible to receive only awards of non-qualified options. The Board of Directors believes that adoption of the Stock Option Plan is in the best interest of Home Federal Bancorp and our shareholders. If shareholder approval is obtained, options to acquire shares of common stock will be awarded to officers, employees and non-employee directors of Home Federal Bancorp and Home Federal Bank with an exercise price equal to the fair market value of the common stock on the date of grant.

Description of the Stock Option Plan

The following description of the Stock Option Plan is a summary of its terms and is qualified in its entirety by reference to the Stock Option Plan, a copy of which is attached hereto as Appendix A.

Administration. The Stock Option Plan will be administered and interpreted by a committee of the Board of Directors that is currently comprised of Messrs. Harrison, Humphrey and Wilhite.

Number of Shares Covered by the Stock Option Plan. A total of 194,522 shares of common stock have been reserved for future issuance pursuant to the Stock Option Plan which is equal to 10.0% of the shares of common stock sold in the second-step conversion and 6.4% of the total shares of common stock issued and outstanding as of the voting record date. The Stock Option Plan provides that grants to each officer or employee and each non-employee director shall not exceed 25% and 5% of the shares of common stock available under the Stock Option Plan, respectively. Option grants made to non-employee directors in the aggregate may not exceed 30% of the number of shares initially available under the Stock Option Plan. In the event of a stock split, reverse stock split or stock dividend, the number of shares of common stock under the Stock Option Plan, the number of shares to which any option grant relates and the exercise price per share under any option shall be adjusted to reflect such increase or decrease in the total number of shares of common stock outstanding.

Stock Options. Under the Stock Option Plan, the Board of Directors or the committee appointed by the Board will determine which employees, including officers, and non-employee directors (including advisory or emeritus directors) will be granted options, whether such options will be incentive or compensatory options (in the case of options granted to employees), the number of shares subject to each option, the exercise price of each option and whether such options may be exercised by delivering other shares of common stock.

Option Exercise Price. Under the Stock Option Plan, the per share exercise price of both an incentive and a compensatory stock option must be no less than the greater of (i) the fair market value of a share of common stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to individuals who beneficially own 10% or more of the issued and outstanding shares of Home Federal Bancorp's common stock), or (ii) $10.00.

Vesting. Options will generally become vested and exercisable at a rate no more rapid than 20% per year, commencing one year from the date of grant. The right to exercise will be cumulative. However, no vesting may occur on or after a participant's employment or service with Home Federal Bancorp or any of our subsidiaries is terminated. Unless the committee or Board of Directors specifies otherwise at the time an option is granted, all options granted to participants will become vested and exercisable in full on the date an optionee terminates his employment or service with Home Federal Bancorp or a subsidiary company because of his death or disability or as of the effective date of a change in control.

Duration of Options. Each stock option or portion thereof will be exercisable at any time on or after it vests and is exercisable until the earlier of either: (i) ten years after its date of grant or (ii) six (6) months after the date on which the optionee's employment or service terminates, unless the committee or the Board of Directors determines at the date of grant to extend such period of exercise for a period of up to three (3) years from such termination. Unless stated otherwise at the time an option is granted, (a) if an optionee terminates his employment or service with Home Federal Bancorp or a subsidiary company as a result of disability or retirement without having fully exercised his options, the optionee will have three years following his termination due to disability or retirement to exercise such options, and (b) if an optionee terminates his employment or service with Home Federal Bancorp following a change in control of Home Federal Bancorp without having fully exercised his options, the optionee shall have the right to exercise such options during the earlier of (i) the remainder of the original ten-year term of the option or (ii) eighteen (18) months after the date on which employment or service terminates. However, failure to exercise incentive stock options within 90 days after the date on which the optionee's employment terminates may result in adverse tax consequences to the optionee. If an optionee dies while serving as an employee or a non-employee director or terminates employment or service as a result of disability or retirement and dies without having fully exercised his options, the optionee's executors, administrators, legatees or distributees of his estate will have the right to exercise such options during the three (3) year period following his death. In no event may any option be exercisable more than ten years from the date it was granted.

Transferability. Stock options generally are non-transferable except by will or the laws of descent and distribution, and during an optionee's lifetime, may be exercisable only by the optionee or his guardian or legal representative. However, an optionee who holds non-qualified options may transfer such options to his or her immediate family, including the optionee's spouse, children, stepchildren, parents, grandchildren and great grandchildren, or to a duly established trust for the benefit of one or more of these individuals. Options so transferred may thereafter be transferred only to the optionee who originally received the grant or to an individual or trust to whom the optionee could have initially transferred the option. Options which are so transferred will be exercisable by the transferee according to the same terms and conditions as applied to the optionee.

Forfeiture Provisions. The Stock Option Plan requires forfeiture of any equity-based compensation granted to optionees who are subject to automatic clawback under Section 304 of the Sarbanes-Oxley Act of 2002 if Home Federal Bancorp is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws as a result of misconduct. In addition, the committee may in its discretion specify in any stock option agreement that any optionee reimburse Home Federal Bancorp for any benefit or gain realized from any option in the event an accounting restatement reduces the value of the option had the results been properly reported.

Paying for Shares. Payment for shares purchased upon the exercise of options may be made (a) in cash or by check, (b) by delivery of a properly executed exercise notice, together with irrevocable instructions to a broker to sell the shares and then to properly deliver to Home Federal Bancorp the amount of sale proceeds to pay the exercise price, all in accordance with applicable laws and regulations or (c) if permitted by the committee or the Board of Directors, by delivering shares of common stock (including shares acquired pursuant to the previous exercise of an option) with a fair market value equal to the total purchase price of the shares being acquired pursuant to the option, by withholding some of the shares of common stock which were purchased upon exercise of an option or any combination of the foregoing.

Performance Options. An award of a performance option is a grant of a stock option which is contingent upon the achievement of performance or other objectives during a specified period. The committee has the authority to determine the nature, length and starting date of the period during which a participant may earn a performance share and will determine the conditions that must be satisfied for a performance share to vest. These conditions may include specific performance objectives, continued service or employment for a specific period of time or a combination of conditions. The Stock Option Plan sets forth some of the business criteria that can be used as a condition of earning a performance share.

Term of the Stock Option Plan. Unless sooner terminated, the Stock Option Plan shall continue in effect for a period of ten years from December 23, 2011, assuming approval of the Stock Option Plan by our shareholders on that date. Termination of the Stock Option Plan shall not affect any previously granted and outstanding options.

Federal Income Tax Consequences. Under current provisions of the Internal Revenue Code, the federal income tax treatment of incentive stock options and compensatory stock options is different. Regarding incentive stock options, an optionee who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to Home Federal Bancorp at any time as a result of such grant or exercise. An optionee, however, may be subject to the alternative minimum tax upon exercise of an incentive stock option. With respect to compensatory stock options, the difference between the fair market value of the shares on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and Home Federal Bancorp will be entitled to a deduction in the amount of income so recognized by the optionee.

Section 162(m) of the Internal Revenue Code generally limits the deduction for certain compensation in excess of $1.0 million per year paid by a publicly traded corporation to its chief executive officer and the four other most highly compensated executive officers ("covered executives"). Certain types of compensation, including compensation based on performance goals, are excluded from the $1.0 million deduction limitation. In order for compensation to qualify for this exception: (a) it must be paid solely on account of the attainment of one or more preestablished, objective performance goals; (b) the performance goal must be established by a compensation committee consisting solely of two or more outside directors, as defined; (c) the material terms under which the compensation is to be paid, including performance goals, must be disclosed to, and approved by, shareholders in a separate vote prior to payment; and (d) prior to payment, the compensation committee must certify that the performance goals and any other material terms were in fact satisfied (the "certification requirement").

Treasury regulations provide that compensation attributable to a compensatory stock option is deemed to satisfy the requirement that compensation be paid solely on account of the attainment of one or more performance goals if: (a) the grant is made by a compensation committee consisting solely of two or more outside directors, as defined; (b) the plan under which the option right is granted states the maximum number of shares with respect to which options may be granted during a specified period to any employee; (c) under the terms of the option, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of grant; and (d) the stock option plan is disclosed to and subsequently approved by the shareholders. The certification requirement is not necessary if these other requirements are satisfied.

The Stock Option Plan has been designed to meet the requirements of Section 162(m) of the Internal Revenue Code and, as a result, we believe that compensation attributable to stock options granted under the Stock Option Plan in accordance with the foregoing requirements will be fully deductible under Section 162(m) of the Internal Revenue Code. The Board of Directors believes that the likelihood of any impact on Home Federal Bancorp from the deduction limitation contained in Section 162(m) of the Internal Revenue Code is remote at this time.

The above description of tax consequences under federal law is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

Accounting Treatment. Home Federal Bancorp will recognize the cost of employee services received in share-based payment transactions, including the Stock Option Plan, and measure the cost on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

Shareholder Approval. No options will be granted under the Stock Option Plan unless the Stock Option Plan is approved by shareholders. Shareholder approval of the Stock Option Plan will also satisfy the federal tax requirements.

Options to be Granted. The Board of Directors of Home Federal Bancorp adopted the Stock Option Plan, and the committee established thereunder intends to meet promptly after approval by shareholders to determine the specific terms of options, including the allocation of options to executive officers, employees and non-employee directors of Home Federal Bancorp and Home Federal Bank. As of the date hereof, no specific determination has been made as to allocation of grants.

The Board of Directors recommends that you vote FOR adoption of the 2011 Stock Option Plan.

PROPOSAL TO ADOPT THE 2011 RECOGNITION AND RETENTION PLAN AND TRUST AGREEMENT (PROPOSAL THREE)

General

On September 14, 2011, the Board of Directors adopted the 2011 Recognition and Retention Plan and Trust Agreement, the objective of which is to enable Home Federal Bancorp to provide officers, employees and non-employee directors of Home Federal Bancorp and Home Federal Bank with a proprietary interest in Home Federal Bancorp and as an incentive to contribute to our success. Officers, employees and non-employee directors of Home Federal Bancorp and Home Federal Bank who are selected by the Board of Directors of Home Federal Bancorp or members of a committee appointed by the Board will be eligible to receive benefits under the Recognition and Retention Plan. If shareholder approval is obtained, shares will be granted to officers, employees and non-employee directors as determined by the committee or the Board of Directors.

Description of the Recognition and Retention Plan

The following description of the Recognition and Retention Plan is a summary of its terms and is qualified in its entirety by reference to the Recognition and Retention Plan, a copy of which is attached hereto as Appendix B.

Administration. A committee of the Board of Directors of Home Federal Bancorp initially consisting of Messrs. Harrison, Humphrey and Wilhite will administer the Recognition and Retention Plan. The initial trustees of the Trust established pursuant to the Recognition and Retention Plan will be the same persons.

Number of Shares Covered by the Recognition and Retention Plan. Upon shareholder approval of the Recognition and Retention Plan, Home Federal Bancorp will contribute sufficient funds to the Recognition and Retention Plan Trust so that the Trust can purchase 77,808 shares of common stock, or 4.00% of the shares of common stock sold in the second-step offering and 2.5% of issued and outstanding shares of common stock as of the voting record date. It is currently anticipated that these shares will be acquired through open market purchases to the extent available, although Home Federal Bancorp reserves the right to issue previously unissued shares or treasury shares to the Recognition and Retention Plan. The issuance of new shares by Home Federal Bancorp would be dilutive to the voting rights of existing shareholders and to Home Federal Bancorp's book value per share and earnings per share.

Grants. Shares of common stock granted pursuant to the Recognition and Retention Plan will be in the form of restricted stock generally payable at a rate no more rapid than 20% per year, beginning one year from the anniversary date of the grant. A recipient will be entitled to all shareholder rights with respect to shares which have been earned and distributed under the Recognition and Retention Plan. However, until such shares have been earned and distributed, they may not be sold, assigned, pledged or otherwise disposed of and are required to be held in the Trust. In addition, any cash dividends or stock dividends declared in respect of unvested share awards will be held by the Trust for the benefit of the recipients of such plan share awards and such dividends or returns of capital, including any interest thereon, will be paid out proportionately by the Trust to the recipients thereof as soon as practicable after the plan share awards are earned.

If a recipient terminates employment or service with Home Federal Bancorp for reasons other than death, disability or change in control, the recipient will forfeit all rights to the allocated shares under restriction. All shares subject to an award held by a recipient whose employment or service with Home Federal Bancorp or any subsidiary terminates due to death or disability shall be deemed earned as of the recipient's last day of employment or service with Home Federal Bancorp or any subsidiary and shall be distributed as soon as practicable thereafter. In the event of a change in control of Home Federal Bancorp, all shares subject to an award shall be deemed earned as of the effective date of such change in control.

Forfeiture Provisions. The Recognition and Retention Plan requires forfeiture of awards to recipients who are subject to automatic clawback under Section 304 of the Sarbanes-Oxley Act of 2002 if Home Federal Bancorp is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws as a result of misconduct. In addition, the committee may in its discretion specify in any award agreement that any recipient reimburse Home Federal Bancorp for any benefit or gain realized from any award in the event an accounting restatement reduces the value of the award had the results been properly reported.

Performance Awards. A grant of a performance award is a grant of a right to receive shares of common stock which is contingent upon the achievement of performance or other objectives during a specified period. The committee has the authority to determine the nature, length and starting date of the period during which a participant may earn a performance award and will determine the conditions that must be satisfied for a performance award to vest. These conditions may include specific performance objectives, continued service or employment for a specific period of time or a combination of conditions. The Recognition and Retention Plan sets forth some of the business criteria that can be used as a condition of earning a performance award.

Federal Income Tax Consequences. Pursuant to Section 83 of the Internal Revenue Code, recipients of Recognition and Retention Plan awards will recognize ordinary income in an amount equal to the fair market value of the shares of common stock granted to them at the time that the shares vest. A recipient of a Recognition and Retention Plan award may elect to accelerate the recognition of income with respect to his or her grant to the time when shares of common stock are first issued to him or her, notwithstanding the vesting schedule of such awards. Home Federal Bancorp will be entitled to deduct as a compensation expense for tax purposes the same amounts recognized as income by recipients of Recognition and Retention Plan awards in the year in which such amounts are included in income.

Section 162(m) of the Internal Revenue Code generally limits the deduction for certain compensation in excess of $1.0 million per year paid by a publicly traded corporation to its covered executives. Certain types of compensation are excluded from the $1.0 million deduction limitation. The restricted stock awards granted under the Recognition and Retention Plan will not be excluded from the $1.0 million limitation. However, the Board of Directors believes that the likelihood of any impact on Home Federal Bancorp from the deduction limitation contained in Section 162(m) of the Internal Revenue Code is very remote at this time.

The above description of tax consequences under federal law is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

Accounting Treatment. Home Federal Bancorp will recognize compensation expense as shares of common stock granted pursuant to the Recognition and Retention Plan vest. The amount of compensation expense recognized for accounting purposes is based upon the fair market value of the common stock at the date of grant to recipients, rather than the fair market value at the time of vesting for tax purposes, unless the grants are performance based. In such event, the fair market value on the date of vesting will be recognized as compensation expense. The vesting of plan share awards will have the effect of increasing Home Federal Bancorp's compensation expense and will be a factor in determining Home Federal Bancorp's earnings per share on a fully diluted basis.

Shareholder Approval. No awards will be granted under the Recognition and Retention Plan unless the Recognition and Retention Plan is approved by our shareholders.

Shares to be Granted. The Board of Directors of Home Federal Bancorp adopted the Recognition and Retention Plan and the committee established thereunder intends to grant shares to executive officers, employees and non-employee directors of Home Federal Bancorp and Home Federal Bank. The Recognition and Retention Plan provides that grants to each employee and each non-employee director shall not exceed 25% and 5% of the shares of common stock available under the Recognition and Retention Plan, respectively. Awards made to non-employee directors in the aggregate may not exceed 30% of the number of shares available under the Recognition and Retention Plan. Although, the committee expects to act promptly after receipt of shareholder approval to issue awards under the Recognition and Retention Plan, the timing of any such grants, the individual recipients and the specific amounts of such grants have not been determined.

The Board of Directors recommends that you vote FOR adoption of the 2011 Recognition and Retention Plan and Trust Agreement.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PROPOSAL FOUR)

The Audit Committee of the Board of Directors of Home Federal Bancorp has appointed LaPorte Sehrt Romig & Hand, independent registered public accounting firm, to perform the audit of our financial statements for the year ending June 30, 2012, and further directed that the selection of auditors be submitted for ratification by the shareholders at the annual meeting.

We have been advised by LaPorte Sehrt Romig & Hand that neither that firm nor any of its associates has any relationship with Home Federal Bancorp or its subsidiaries other than the usual relationship that exists between an independent registered public accounting firm and its clients. LaPorte Sehrt Romig & Hand will have one or more representatives at the annual meeting who will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

In determining whether to appoint LaPorte Sehrt Romig & Hand as our independent registered public accounting firm, the Audit Committee considered whether the provision of services, other than auditing services, by LaPorte Sehrt Romig & Hand is compatible with maintaining their independence. In fiscal 2011 and 2010, LaPorte Sehrt Romig & Hand performed auditing services as well as reviewed our public filings. The Audit Committee believes that LaPorte Sehrt Romig & Hand's performance of these services is compatible with maintaining the independent registered public accounting firm's independence.

Audit Fees

The following table sets forth the aggregate fees paid by us to LaPorte Sehrt Romig & Hand for professional services rendered by LaPorte Sehrt Romig & Hand in connection with the audit of Home Federal Bancorp's consolidated financial statements for fiscal 2011 and 2010, as well as the fees paid by us to LaPorte Sehrt Romig & Hand for audit-related services, tax services and all other services rendered by LaPorte Sehrt Romig & Hand to us during fiscal 2011 and 2010.

	Year Ended June 30,	
	2011	2010
Audit fees[1]	$70,378	$71,606
Audit-related fees[2]	52,769	5,596
Tax fees	--	--
All other fees	--	--
Total	$123,147	$77,202

(1) Audit fees consist of fees incurred in connection with the audit of our annual financial statements and the review of the interim financial statements included in our quarterly reports filed with the Securities and Exchange Commission, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

(2) Audit related fees for 2011 consist of fees incurred in connection with the review of registration statements in connection with our second step conversion and reorganization.

The Audit Committee selects our independent registered public accounting firm and pre-approves all audit services to be provided by it to Home Federal Bancorp. The Audit Committee also reviews and pre-approves all audit-related and non-audit related services rendered by our independent registered public accounting firm in accordance with the Audit Committee's charter. In its review of these services and related fees and terms, the Audit Committee considers, among other things, the possible effect of the performance of such services on the independence of our independent registered public accounting firm. The Audit Committee pre-approves certain audit-related services and certain non-audit related tax services which are specifically described by the Audit Committee on an annual basis and separately approves other individual engagements as necessary.

Each new engagement of LaPorte Sehrt Romig & Hand was approved in advance by the Audit Committee or its Chair, and none of those engagements made use of the *de minimis* exception to pre-approval contained in the Securities and Exchange Commission's rules.

The Board of Directors recommends that you vote FOR the ratification of the appointment of LaPorte Sehrt Romig & Hand for the fiscal year ending June 30, 2012.

SHAREHOLDER PROPOSALS, NOMINATIONS AND COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholder Proposals. Any proposal which a shareholder wishes to have included in the proxy materials of Home Federal Bancorp relating to the next annual meeting of shareholders of Home Federal Bancorp, which is anticipated to be held in November 2012, must be made in writing and filed with the Corporate Secretary, DeNell W. Mitchell, Home Federal Bancorp, 624 Market Street, Shreveport, Louisiana, 71101, no later than July 17, 2012. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, it will be included in the proxy statement and set forth on the form of proxy issued for such annual meeting of shareholders. It is urged that any such proposals be sent certified mail, return receipt requested.

Shareholder proposals which are not submitted for inclusion in Home Federal Bancorp's proxy materials pursuant to Rule 14a-8 may be brought before an annual meeting pursuant to Article 8.D. of our Articles of Incorporation. Notice of the proposal must be given in writing and delivered to, or mailed and received at, our principal executive offices no later than July 17, 2012. The notice must include the information required by Article 8.D. of our Articles of Incorporation.

Shareholder Nominations. Our Bylaws provide that all nominations for election to the Board of Directors, other than those made by the Board or a committee thereof, shall be made by a shareholder who has complied with the notice and information requirements contained in Article 5.F. of our Bylaws. Written notice of a shareholder nomination generally must be communicated to the attention of the Secretary and either delivered to, or mailed and received at, our principal executive offices no later than July 17, 2012, with respect to the next annual meeting of shareholders.

Other Shareholder Communications. Shareholders who wish to communicate with the Board may do so by sending written communications addressed to the Board of Directors of Home Federal Bancorp, Inc., c/o DeNell W. Mitchell, Corporate Secretary, at 624 Market Street, Shreveport, Louisiana 71101. Ms. Mitchell will forward such communications to the director or directors to whom they are addressed.

ANNUAL REPORTS

A copy of Home Federal Bancorp's Annual Report on Form 10-K for the year ended June 30, 2011 accompanies this proxy statement. Such annual report is not part of the proxy solicitation materials.

Upon receipt of a written request, we will furnish to any shareholder without charge a copy of the exhibits to the Annual Report on Form 10-K for the year ended June 30, 2011. Such written requests should be directed to Ms. DeNell W. Mitchell, Corporate Secretary, Home Federal Bancorp, Inc., 624 Market Street, Shreveport, Louisiana 71101.

OTHER MATTERS

Management is not aware of any business to come before the annual meeting other than the matters described above in this proxy statement. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

The cost of the solicitation of proxies will be borne by Home Federal Bancorp. Home Federal Bancorp has retained Phoenix Advisory Partners, a professional proxy solicitation firm, to assist in the solicitation of proxies. Such firm will be paid a fee of $5,000, plus reimbursement of out-of-pocket expenses. Home Federal Bancorp will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending the proxy materials to the beneficial owners of Home Federal Bancorp's common stock. In addition to solicitations by mail, directors, officers and employees of Home Federal Bancorp may solicit proxies personally or by telephone without additional compensation.

Appendix A

HOME FEDERAL BANCORP, INC. OF LOUISIANA
2011 STOCK OPTION PLAN

ARTICLE I
ESTABLISHMENT OF THE PLAN

Home Federal Bancorp, Inc. of Louisiana (the "Corporation") hereby establishes this 2011 Stock Option Plan (the "Plan") upon the terms and conditions hereinafter stated.

ARTICLE II
PURPOSE OF THE PLAN

The purpose of this Plan is to retain personnel of experience and ability in key positions by providing Employees and Non-Employee Directors with a proprietary interest in the Corporation and its Subsidiary Companies as compensation for their contributions to the Corporation and the Subsidiary Companies and as an incentive to make such contributions in the future and rewarding Employees and Non-Employee Directors for outstanding performance. All Incentive Stock Options issued under this Plan are intended to comply with the requirements of Section 422 of the Code, and the regulations thereunder, and all provisions hereunder shall be read, interpreted and applied with that purpose in mind. Each recipient of an Option hereunder is advised to consult with his or her personal tax advisor with respect to the tax consequences under federal, state, local and other tax laws of the receipt and/or exercise of an Option hereunder.

ARTICLE III
DEFINITIONS

The following words and phrases when used in this Plan with an initial capital letter, unless the context clearly indicates otherwise, shall have the meanings set forth below. Wherever appropriate, the masculine pronouns shall include the feminine pronouns and the singular shall include the plural.

3.01 "Advisory Director" means a person appointed to serve as an advisory or emeritus director by the Board of either the Corporation or the Bank or any successors thereto.

3.02 "Bank" means Home Federal Bank, the wholly owned subsidiary of the Corporation.

3.03 "Beneficiary" means the person or persons designated by an Optionee to receive any benefits payable under the Plan in the event of such Optionee's death. Such person or persons shall be designated in writing on forms provided for this purpose by the Committee and may be changed from time to time by similar written notice to the Committee. In the absence of a written designation, the Beneficiary shall be the Optionee's surviving spouse, if any, or if none, his or her estate.

3.04 "Board" means the Board of Directors of the Corporation.

3.05 "Change in Control" shall mean a change in the ownership of the Corporation or the Bank, a change in the effective control of the Corporation or the Bank or a change in the ownership of a substantial portion of the assets of the Corporation or the Bank, in each case as provided under Section 409A of the Code and the regulations thereunder. In no event, however, shall a Change in Control be deemed to have occurred as a result of any acquisition of securities or assets of the Corporation, the Bank or a subsidiary of either of them, by the Corporation, the Bank, any subsidiary of either of them, or by any employee benefit plan maintained by any of them. For purposes of this Section 3.05, the term "person" shall include the meaning assigned to it under Sections 13(d)(3) or 14(d)(2) of the Exchange Act.

3.06 "Code" means the Internal Revenue Code of 1986, as amended.

3.07 "Committee" means a committee of two or more directors appointed by the Board pursuant to Article IV hereof.

3.08 "Common Stock" means shares of the common stock, $0.01 par value per share, of the Corporation.

3.09 "Director" means a member of the Board of Directors of the Corporation or a Subsidiary Company or any successors thereto, including Non-Employee Directors as well as Officers and Employees serving as Directors.

3.10 "Disability" means in the case of any Optionee that the Optionee: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Corporation or the Bank (or would have received such benefits for at least three months if he had been eligible to participate in such plan).

3.11 "Effective Date" means the date upon which the Corporation's shareholders approve this Plan pursuant to Article XIV hereof.

3.12 "Employee" means any person who is employed by the Corporation or a Subsidiary Company, or is an Officer of the Corporation or a Subsidiary Company, but not including directors who are not also Officers of or otherwise employed by the Corporation or a Subsidiary Company.

3.13 "Employer Group" means the Corporation and any Subsidiary Company which, with the consent of the Board, agrees to participate in the Plan.

3.14 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

3.15 "Exercise Price" means the price at which a share of Common Stock may be purchased by an Optionee pursuant to an Option.

3.16 "Fair Market Value" shall be equal to the fair market value per share of the Corporation's Common Stock on the date an Option is granted. For purposes hereof, the Fair Market Value of a share of Common Stock shall be the closing sale price of a share of Common Stock on the date in question (or, if such day is not a trading day in the U.S. markets, on the nearest preceding trading day), as reported with respect to the principal market (or the composite of the markets, if more than one) or national quotation system in which such shares are then traded, or if no such closing prices are reported, the mean between the high bid and low asked prices that day on the principal market or national quotation system then in use, or if the Common Stock is not readily tradable on an established securities market, the Fair Market Value shall be based upon a reasonable valuation method that complies with Section 409A of the Code and the regulations issued thereunder.

3.17 "Incentive Stock Option" means any Option granted under this Plan which the Board intends (at the time it is granted) to be an incentive stock option within the meaning of Section 422 of the Code or any successor thereto.

3.18 "Non-Employee Director" means a member of the Board (including advisory boards, if any) of the Corporation or any Subsidiary Company or any successor thereto, including an Advisory Director of the Board of the Corporation and/or any Subsidiary Company, or a former Officer or Employee of the Corporation and/or any Subsidiary Company serving as a Director or Advisory Director, who is not an Officer or Employee of the Corporation or any Subsidiary Company.

3.19 "Non-Qualified Option" means any Option granted under this Plan which is not an Incentive Stock Option.

3.20 "Officer" means an Employee whose position in the Corporation or Subsidiary Company is that of a corporate officer, as determined by the Board.

3.21 "Option" means a right granted under this Plan to purchase Common Stock.

3.22 "Optionee" means an Employee or Non-Employee Director or former Employee or Non-Employee Director to whom an Option is granted under the Plan.

3.23 "OCC" means the Office of the Comptroller of the Currency.

3.24 "Retirement" means:

(a) A termination of employment which constitutes a "retirement" at the "normal retirement age" or later under the Bank's Employee Stock Ownership Plan ("ESOP") or such other qualified pension benefit plan maintained by the Corporation or a Subsidiary Company as may be designated by the Board or the Committee, or, if no such plan is applicable, which would constitute "retirement" under the ESOP, if such individual were a participant in that plan, provided, however, that the provisions of this subsection (a) will not apply as long as an Optionee continues to serve as a Non-Employee Director, including service as an Advisory Director.

(b) With respect to Non-Employee Directors, retirement means retirement from service on the Board of Directors of the Corporation or a Subsidiary Company or any successors thereto (including retirement from service as an Advisory Director to the Corporation or any Subsidiary Company) after reaching normal retirement age as established by the Corporation.

3.25 "Stock Option Agreement" means the written agreement setting forth the number of shares subject to the Option, the exercise price thereof, designating the Option as an Incentive Stock Option or a Non-Qualified Option and such other terms of the Option as the Committee shall deem appropriate.

3.26 "Subsidiary Company" means those subsidiaries of the Corporation, including the Bank, which meet the definition of "subsidiary corporations" set forth in Section 424(f) of the Code, at the time of granting of the Option in question.

ARTICLE IV
ADMINISTRATION OF THE PLAN

4.01 **Duties of the Committee.** The Plan shall be administered and interpreted by the Committee, as appointed from time to time by the Board pursuant to Section 4.02. The Committee shall have the authority to adopt, amend and rescind such rules, regulations and procedures as, in its opinion, may be advisable in the administration of the Plan, including, without limitation, rules, regulations and procedures which (i) address matters regarding the satisfaction of an Optionee's tax withholding obligation pursuant to Section 12.02 hereof, (ii) to the extent permissible by applicable law and regulation, include arrangements to facilitate the Optionee's ability to borrow funds for payment of the exercise or purchase price of an Option, if applicable, from securities brokers and dealers, and (iii) subject to any legal or regulatory restrictions or limitations, include arrangements which provide for the payment of some or all of such exercise or purchase price by delivery of previously owned shares of Common Stock or other property and/or by withholding some of the shares of Common Stock which are being acquired. The interpretation and construction by the Committee of any provisions of the Plan, any rule, regulation or procedure adopted by it pursuant thereto or of any Option shall be final and binding in the absence of action by the Board.

4.02 **Appointment and Operation of the Committee.** The members of the Committee shall be appointed by, and will serve at the pleasure of, the Board. The Board from time to time may remove members from, or add members to, the Committee, provided the Committee shall continue to consist of two or more members of the Board, each of whom shall be a Non-Employee Director, as defined in Rule 16b-3(b)(3)(i) of the Exchange Act or any successor thereto. In addition, each member of the Committee shall be an (i) "outside director" within the meaning of Section 162(m) of the Code and regulations thereunder at such times as is required under such regulations and (ii) an "independent director" as such term is defined in Rule 5605(a)(2) of the Marketplace Rules of the Nasdaq Stock Market or any successor thereto. The Committee shall act by vote or written consent of a majority of its members. Subject to the express provisions and limitations of the Plan, the Committee may adopt such rules, regulations and procedures as it deems appropriate for the conduct of its affairs. It may appoint one of its members to be chairman and any person, whether or not a member, to be its secretary or agent. The Committee shall report its actions and decisions to the Board at appropriate times but in no event less than one time per calendar year.

4.03 Revocation for Misconduct; Forfeiture Events.

(a) The Board or the Committee may by resolution immediately revoke, rescind and terminate any Option, or portion thereof, to the extent not yet vested, previously granted or awarded under this Plan to an Employee who is discharged from the employ of the Corporation or a Subsidiary Company for cause, which, for purposes hereof, shall mean termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order. Options granted to a Non-Employee Director who is removed for cause pursuant to the Corporation's Articles of Incorporation or Bylaws or the Bank's Charter and Bylaws or the constituent documents of such other Subsidiary Company on whose board he serves shall terminate as of the effective date of such removal.

(b) If the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under the federal securities laws as a result of misconduct, then any Optionee who is subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 shall reimburse the Corporation for any equity-based compensation received by such Optionee from the Corporation during the twelve month period following the first public issuance or filing with the U.S. Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement.

In addition, in the event of an accounting restatement, the Committee may specify in any Stock Option Agreement that any Optionee reimburse the Corporation for any benefit or gain realized from any Option granted hereunder in the event the accounting restatement reduces the value of the Option had the results been properly reported.

4.04 Limitation on Liability. Neither the members of the Board nor any member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan, any rule, regulation or procedure adopted by it pursuant thereto or any Options granted under it. If a member of the Board or the Committee is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of anything done or not done by him in such capacity under or with respect to the Plan, the Corporation shall, subject to the requirements of applicable laws and regulations, indemnify such member against all liabilities and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and its Subsidiary Companies and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, the Corporation shall pay ongoing expenses incurred by such member if a majority of disinterested directors concludes that such member may ultimately be entitled to indemnification, provided, however, that before making advance payment of expenses, the Corporation shall obtain an agreement that the Corporation will be repaid if such member is later determined not to be entitled to such indemnification.

4.05 Compliance with Law and Regulations. All Options granted hereunder shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required. The Corporation shall not be required to issue or deliver any certificates for shares of Common Stock prior to the completion of any registration or qualification of or obtaining of consents or approvals with respect to such shares under any federal or state law or any rule or regulation of any government body, which the Corporation shall, in its sole discretion, determine to be necessary or advisable. Moreover, no Option may be exercised if such exercise would be contrary to applicable laws and regulations.

4.06 **Restrictions on Transfer**. The Corporation may place a legend upon any certificate representing shares acquired pursuant to an Option granted hereunder noting that the transfer of such shares may be restricted by applicable laws and regulations.

4.07 **No Deferral of Compensation Under Section 409A of the Code**. All Options granted under the Plan are designed to not constitute a deferral of compensation for purposes of Section 409A of the Code. Notwithstanding any other provision in this Plan to the contrary, all of the terms and conditions of any Options granted under this Plan shall be designed to satisfy the exemption for stock options set forth in the regulations issued under Section 409A of the Code. Both this Plan and the terms of all Options granted hereunder shall be interpreted in a manner that requires compliance with all of the requirements of the exemption for stock options set forth in the regulations issued under Section 409A of the Code. No Optionee shall be permitted to defer the recognition of income beyond the exercise date of a Non-Qualified Option or beyond the date that the Common Stock received upon the exercise of an Incentive Stock Option is sold.

ARTICLE V
ELIGIBILITY

Options may be granted to such Employees or Non-Employee Directors of the Corporation and its Subsidiary Companies as may be designated from time to time by the Board or the Committee. Options may not be granted to individuals who are not Employees or Non-Employee Directors of either the Corporation or its Subsidiary Companies. Non-Employee Directors shall be eligible to receive only Non-Qualified Options.

ARTICLE VI
COMMON STOCK COVERED BY THE PLAN

6.01 **Option Shares**. The aggregate number of shares of Common Stock which may be issued pursuant to this Plan, subject to adjustment as provided in Article IX, shall be 194,522. None of such shares shall be the subject of more than one Option at any time, but if an Option as to any shares is surrendered before exercise, or expires or terminates for any reason without having been exercised in full, or for any other reason ceases to be exercisable, the number of shares covered thereby shall again become available for grant under the Plan as if no Options had been previously granted with respect to such shares. During the time this Plan remains in effect, the aggregate grants of Options to each Employee and each Non-Employee Director shall not exceed 25% and 5% of the shares of Common Stock initially available under the Plan, respectively, and Options granted to Non-Employee Directors in the aggregate may not exceed 30% of the number of shares initially available under this Plan, in each case subject to adjustment as provided in Article IX.

6.02 **Source of Shares**. The shares of Common Stock issued under the Plan may be authorized but unissued shares, treasury shares or shares purchased by the Corporation on the open market or from private sources for use under the Plan.

ARTICLE VII
DETERMINATION OF
OPTIONS, NUMBER OF SHARES, ETC.

The Board or the Committee shall, in its discretion, determine from time to time which Employees or Non-Employee Directors will be granted Options under the Plan, the number of shares of Common Stock subject to each Option, and whether each Option will be an Incentive Stock Option or a Non-Qualified Stock Option. In making all such determinations there shall be taken into account the duties, responsibilities and performance of each respective Employee and Non-Employee Director, his or her present and potential contributions to the growth and success of the Corporation, his or her salary or other compensation and such other factors as the Board or the Committee shall deem relevant to accomplishing the purposes of the Plan. The Board or the Committee may but shall not be required to request the written recommendation of the Chief Executive Officer of the Corporation and the President of the Bank other than with respect to Options to be granted to the respective executive officer.

ARTICLE VIII
OPTIONS

Each Option granted hereunder shall be on the following terms and conditions:

8.01 Stock Option Agreement. The proper Officers on behalf of the Corporation and each Optionee shall execute a Stock Option Agreement which shall set forth the total number of shares of Common Stock to which it pertains, the exercise price, whether it is a Non-Qualified Option or an Incentive Stock Option, and such other terms, conditions, restrictions and privileges as the Board or the Committee in each instance shall deem appropriate, provided they are not inconsistent with the terms, conditions and provisions of this Plan. Each Optionee shall receive a copy of his executed Stock Option Agreement. Any Option granted with the intention that it will be an Incentive Stock Option but which fails to satisfy a requirement for Incentive Stock Options shall continue to be valid and shall be treated as a Non-Qualified Option.

8.02 Option Exercise Price.

(a) **Incentive Stock Options.** The per share price at which the subject Common Stock may be purchased upon exercise of an Incentive Stock Option shall be no less than the greater of (i) one hundred percent (100%) of the Fair Market Value of a share of Common Stock at the time such Incentive Stock Option is granted or (ii) $10.00, except as provided in Section 8.09(b), and subject to any applicable adjustment pursuant to Article IX hereof.

(b) **Non-Qualified Options.** The per share price at which the subject Common Stock may be purchased upon exercise of a Non-Qualified Option shall be no less than the greater of (i) one hundred percent (100%) of the Fair Market Value of a share of Common Stock at the time such Non-Qualified Option is granted or (ii) $10.00, subject to any applicable adjustment pursuant to Article IX hereof.

(c) **Prohibition Against Option Repricing.** Except for capital adjustments pursuant to Article IX, neither the Committee nor the Board shall make any adjustment or amendment that reduces or would have the effect of reducing the Exercise Price of an Option previously granted under the Plan, whether through amendment, cancellation (including cancellation in exchange for a cash payment in excess of the Option's in-the-money value) or replacement grants, or other means.

8.03 Vesting and Exercise of Options.

(a) **General Rules.** Incentive Stock Options and Non-Qualified Options shall become vested and exercisable at a rate no more rapid than 20% per year, commencing one year from the date of grant as shall be determined by the Committee, and the right to exercise shall be cumulative. Notwithstanding the foregoing, except as provided in Section 8.03(b) hereof, no vesting shall occur on or after an Employee's employment and/or service as a Non-Employee Director (which, for purposes hereof, shall include service as an Advisory Director) with the Corporation or any of the Subsidiary Companies is terminated. In determining the number of shares of Common Stock with respect to which Options are vested and/or exercisable, fractional shares will be rounded down to the nearest whole number, provided that such fractional shares shall be aggregated and deemed vested on the final date of vesting.

(b) **Accelerated Vesting.** Unless the Board or the Committee shall specifically state otherwise at the time an Option is granted, all Options granted under this Plan shall become vested and exercisable in full on the date an Optionee terminates his employment with the Corporation or a Subsidiary Company or service as a Non-Employee Director (including for purposes hereof service as an Advisory Director) because of his death or Disability (provided, however, no such accelerated vesting shall occur if a Recipient remains employed by or continues to serve as a Director (including for purposes hereof service as an Advisory Director) of at least one member of the Employer Group). Furthermore, notwithstanding the general rule contained in Section 8.03(a), all Options granted under this Plan shall become vested and exercisable in full as of the effective date of a Change in Control.

8.04 **Duration of Options.**

(a) **General Rule.** Except as provided in Sections 8.04(b) and 8.09, each Option or portion thereof granted to Employees and Non-Employee Directors shall be exercisable at any time on or after it vests and becomes exercisable until the earlier of (i) ten (10) years after its date of grant or (ii) six (6) months after the date on which the Optionee ceases to be employed (or in the service of the Board of Directors) by the Corporation and all Subsidiary Companies, unless the Board of Directors or the Committee in its discretion decides at the time of grant to extend such period of exercise to a period not exceeding three (3) years. In no event shall an Option be exercisable more than ten (10) years after its date of grant. In the event an Incentive Stock Option is not exercised within 90 days of the effective date of termination of the Optionee's status as an Employee, the tax treatment accorded Incentive Stock Options by the Code may not be available. In addition, the accelerated vesting of Incentive Stock Options provided by Section 8.03(b) may result in all or a portion of such Incentive Stock Options no longer qualifying as Incentive Stock Options.

(b) **Exception for Termination Due to Disability, Retirement, Change in Control or Death.** Unless the Board or the Committee shall specifically state otherwise at the time an Option is granted: (i) if an Employee terminates his employment with the Corporation or a Subsidiary Company as a result of Disability or Retirement without having fully exercised his Options, the Employee shall have the right, during the three (3) year period following his termination due to Disability or Retirement, to exercise such Options, and (ii) if a Non-Employee Director terminates his service as a director (including service as an Advisory Director) with the Corporation or a Subsidiary Company as a result of Disability or Retirement without having fully exercised his Options, the Non-Employee Director shall have the right, during the three (3) year period following his termination due to Disability or Retirement, to exercise such Options.

Subject to the provisions of Article IX hereof, unless the Board or the Committee shall specifically state otherwise at the time an Option is granted, if an Employee or Non-Employee Director terminates his employment or service with the Corporation or a Subsidiary Company following a Change in Control without having fully exercised his Options, the Optionee shall have the right to exercise such Options during the period ending on the earlier of (i) the last day of the original ten (10) year term (five (5) year term for options subject to Section 8.09(b)) or (ii) the day which is eighteen (18) months after the date on which employment or service terminates.

If an Optionee dies while in the employ or service of the Corporation or a Subsidiary Company or terminates employment or service with the Corporation or a Subsidiary Company as a result of Disability or Retirement and dies without having fully exercised his Options, the executors, administrators, legatees or distributees of his estate shall have the right, during the three (3) year period following his death, to exercise such Options.

In no event, however, shall any Option be exercisable beyond the earlier of (i) ten (10) years from the date it was granted, or (ii) with respect to incentive stock options subject to Section 8.09(b), the original expiration date of the Option.

(c) **Regulatory Provision.** Notwithstanding anything herein to the contrary, to the extent applicable, Officers and Directors of the Corporation must either exercise or forfeit any Options granted hereunder in the event that the Bank becomes critically undercapitalized (as defined in 12 C.F.R. §165.4 or any successor thereto), is subject to OCC enforcement action or receives a capital directive from the OCC under 12 C.F.R. §165.7.

8.05 **Nonassignability.** Options shall not be transferable by an Optionee except by will or the laws of descent or distribution, and during an Optionee's lifetime shall be exercisable only by such Optionee or the Optionee's guardian or legal representative. Notwithstanding the foregoing, or any other provision of this Plan, an Optionee who holds Non-Qualified Options may transfer such Options to his immediate family or to a duly established trust for the benefit of one or more of these individuals. For purposes hereof, "immediate family" includes but is not necessarily limited to, the Participant's spouse, children (including step children), parents, grandchildren and great grandchildren. Options so transferred may thereafter be transferred only to the Optionee who originally received the grant or to an individual or trust to whom the Optionee could have initially transferred the Option pursuant to this Section 8.05. Options which are transferred pursuant to this Section 8.05 shall be exercisable by the transferee according to the same terms and conditions as applied to the Optionee.

8.06 **Manner of Exercise.** Options may be exercised in part or in whole and at one time or from time to time. The procedures for exercise shall be set forth in the written Stock Option Agreement provided for in Section 8.01 above.

8.07 **Payment for Shares.** Payment in full of the purchase price for shares of Common Stock purchased pursuant to the exercise of any Option shall be made to the Corporation upon exercise of the Option. All shares sold under the Plan shall be fully paid and nonassessable. Payment for shares may be made by the Optionee (i) in cash or by check, (ii) by delivery of a properly executed exercise notice, together with irrevocable instructions to a broker to sell the shares and then to properly deliver to the Corporation the amount of sale proceeds to pay the exercise price, all in accordance with applicable laws and regulations, or (iii) at the discretion of the Board or the Committee, by delivering shares of Common Stock (including shares acquired pursuant to the previous exercise of an Option) equal in fair market value to the purchase price of the shares to be acquired pursuant to the Option, by withholding some of the shares of Common Stock which are being purchased upon exercise of an Option, or any combination of the foregoing.

8.08 **Voting and Dividend Rights.** No Optionee shall have any voting or dividend rights or other rights of a shareholder in respect of any shares of Common Stock covered by an Option prior to the time that his name is recorded on the Corporation's shareholder ledger as the holder of record of such shares acquired pursuant to an exercise of an Option.

8.09 **Additional Terms Applicable to Incentive Stock Options.** All Options issued under the Plan which are designated as Incentive Stock Options will be subject, in addition to the terms detailed in Sections 8.01 to 8.08 above, to those contained in this Section 8.09.

(a) **Amount Limitation.** Notwithstanding any contrary provisions contained elsewhere in this Plan and as long as required by Section 422 of the Code, the aggregate Fair Market Value, determined as of the time an Incentive Stock Option is granted, of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year, under this Plan and stock options that satisfy the requirements of Section 422 of the Code under any other stock option plans maintained by the Corporation (or any parent or Subsidiary Company), shall not exceed $100,000.

(b) **Limitation on Ten Percent Shareholders.** The price at which shares of Common Stock may be purchased upon exercise of an Incentive Stock Option granted to an individual who, at the time such Incentive Stock Option is granted, owns, directly or indirectly, more than ten percent (10%) of the total combined voting power of all classes of stock issued to shareholders of the Corporation or any Subsidiary Company, shall be no less than one hundred and ten percent (110%) of the Fair Market Value of a share of the Common Stock of the Corporation at the time of grant, and such Incentive Stock Option shall by its terms not be exercisable after the earlier of the date determined under Section 8.04 or the expiration of five (5) years from the date such Incentive Stock Option is granted.

(c) **Notice of Disposition; Withholding; Escrow.** An Optionee shall immediately notify the Corporation in writing of any sale, transfer, assignment or other disposition (or action constituting a disqualifying disposition within the meaning of Section 421 of the Code) of any shares of Common Stock acquired through exercise of an Incentive Stock Option, within two (2) years after the grant of such Incentive Stock Option or within one (1) year after the acquisition of such shares, setting forth the date and manner of disposition, the number of shares disposed of and the price at which such shares were disposed of. The Corporation shall be entitled to withhold from any compensation or other payments then or thereafter due to the Optionee such amounts as may be necessary to satisfy any minimum withholding requirements of federal or state law or regulation and, further, to collect from the Optionee any additional amounts which may be required for such purpose. The Committee may, in its discretion, require shares of Common Stock acquired by an Optionee upon exercise of an Incentive Stock Option to be held in an escrow arrangement for the purpose of enabling compliance with the provisions of this Section 8.09(c).

8.10 **Performance Grants.** Subject to the limitations of this Plan, the Committee may, in its discretion, award performance grants to eligible Optionees upon such terms and conditions and at such times as the Committee shall determine. Performance grants may be in the form of performance Options. An award of a performance grant is an award of Options that is contingent upon the achievement of performance or other objectives during a specified period.

Subject to the terms of this Plan and the requirements of Sections 162(m) and 409A of the Code, the Committee has the authority to determine the nature, length and starting date of the period during which a Participant may earn a performance grant and will determine the conditions that must be met for a performance grant to be awarded or to vest or be earned. These conditions may include specific performance objectives, continued service or employment for a certain period of time, or a combination of such conditions. Performance grants awarded under the Plan may be based on one or more of the following business criteria: basic earnings per common share, basic cash earnings per common share, diluted earnings per common share, diluted cash earnings per common share, net income, cash earnings, net interest income, non-interest income, general and administrative expense to average assets ratio, cash general and administrative expense to average assets ratio, efficiency ratio, cash efficiency ratio, return on average assets, cash return on average assets, return on average stockholders' equity, cash return on average stockholders' equity, return on average tangible stockholders' equity, cash return on average tangible stockholders' equity, core earnings, operating income, operating efficiency ratio, net interest rate spread, loan production volume, non-performing loans, cash flows, strategic business objectives consisting of one or more objectives based upon meeting specified cost targets, business expansion goals and goals relating to acquisitions or divestitures, or goals relating to capital raising and capital management, or any combination of the foregoing. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, past performance of the Corporation or any subsidiary, operating unit or division of the Corporation and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders' equity and/or shares of common stock outstanding, or to assets or net assets.

No later than ninety (90) days following the commencement of a performance period (or such other time as may be required by Section 162(m) of the Code), the Committee shall, in writing (i) select the performance goal or goals applicable to the performance period, (ii) establish the various targets and bonus amounts that may be earned for such performance period and (iii) specify the relationship between the performance goals and targets and the amounts to be earned by each Participant for the performance period. The achievement of the performance goal or goals must be substantially uncertain at the time the Committee establishes such goal(s). Prior to any exercise of performance-based Options, the Committee must certify in writing that the performance goal or goals were achieved. The maximum number of performance-based Options that can be granted to any Optionee during the time this Plan remains in effect shall equal the maximum amount applicable to such Optionee under Section 6.01 of this Plan.

ARTICLE IX
ADJUSTMENTS FOR CAPITAL CHANGES

9.01 **General Adjustments.** The aggregate number of shares of Common Stock available for issuance under this Plan, the number of shares to which any Option relates, the maximum number of shares that can be covered by Options to each Employee, each Non-Employee Director and Non-Employee Directors as a group and the exercise price per share of Common Stock under any Option shall be proportionately adjusted for any increase or decrease in the total number of outstanding shares of Common Stock issued subsequent to the Effective Date of this Plan resulting from a split, subdivision or consolidation of shares or any other capital adjustment, the payment of a stock dividend, or other increase or decrease in such shares effected without receipt or payment of consideration by the Corporation.

9.02 **Adjustments for Mergers and Other Corporate Transactions.** If, upon a merger, consolidation, reorganization, liquidation, recapitalization or the like of the Corporation, the shares of the Corporation's Common Stock shall be exchanged for other securities of the Corporation or of another corporation, each Option shall be converted, subject to the conditions herein stated, into the right to purchase or acquire such number of shares of Common Stock or amount of other securities of the Corporation or such other corporation as were exchangeable for the number of shares of Common Stock of the Corporation which such Optionee would have been entitled to purchase or acquire except for such action, and appropriate adjustments shall be made to the per share exercise price of outstanding Options, provided that in each case the number of shares or other securities subject to the substituted or assumed stock option and the exercise price thereof shall be determined in a manner that satisfies the requirements of Treasury Regulation §1.424-1 and the regulations issued under Section 409A of the Code so that the substituted or assumed option is not deemed to be a modification of the outstanding Options. Notwithstanding any provision to the contrary herein, the term of any Option granted hereunder and the property which the Optionee shall receive upon the exercise or termination thereof shall be subject to and be governed by the provisions regarding the treatment of any such Options set forth in a definitive agreement with respect to any of the aforementioned transactions entered into by the Corporation to the extent any such Option remains outstanding and unexercised upon consummation of the transactions contemplated by such definitive agreement.

ARTICLE X
AMENDMENT AND TERMINATION OF THE PLAN

The Board may, by resolution, at any time terminate or amend the Plan with respect to any shares of Common Stock as to which Options have not been granted, subject to applicable federal banking regulations and any required shareholder approval or any shareholder approval which the Board may deem to be advisable for any reason, such as for the purpose of obtaining or retaining any statutory or regulatory benefits under tax, securities or other laws or satisfying any applicable stock exchange listing requirements. The Board may not, without the consent of the holder of an Option, alter or impair any Option previously granted or awarded under this Plan except as provided by Article IX hereof or except as specifically authorized herein.

Notwithstanding anything to the contrary herein, in no event shall the Board of Directors without shareholder approval amend the Plan or shall the Board of Directors or the Committee amend an Option in any manner that effectively allows the repricing of any Option previously granted under the Plan either through a reduction in the Exercise Price or through the cancellation and regrant of a new Option in exchange for the cancelled Option (except as permitted pursuant to Article IX in connection with a change in the Corporation's capitalization).

ARTICLE XI
EMPLOYMENT RIGHTS

Neither the Plan nor the grant of any Options hereunder nor any action taken by the Committee or the Board in connection with the Plan shall create any right on the part of any Employee or Non-Employee Director of the Corporation or a Subsidiary Company to continue in such capacity.

ARTICLE XII
WITHHOLDING

12.01 **Tax Withholding.** The Corporation may withhold from any cash payment made under this Plan sufficient amounts to cover any applicable minimum withholding and employment taxes, and if the amount of such cash payment is insufficient, the Corporation may require the Optionee to pay to the Corporation the amount required to be withheld as a condition to delivering the shares acquired pursuant to an Option. The Corporation also may withhold or collect amounts with respect to a disqualifying disposition of shares of Common Stock acquired pursuant to exercise of an Incentive Stock Option, as provided in Section 8.09(c).

12.02 **Methods of Tax Withholding.** The Board or the Committee is authorized to adopt rules, regulations or procedures which provide for the satisfaction of an Optionee's tax withholding obligation by the retention of shares of Common Stock to which the Employee would otherwise be entitled pursuant to an Option and/or by the Optionee's delivery of previously owned shares of Common Stock or other property.

ARTICLE XIII
EFFECTIVE DATE OF THE PLAN; TERM

13.01 **Effective Date of the Plan.** This Plan shall become effective on the Effective Date, and Options may be granted hereunder no earlier than the date this Plan is approved by shareholders of the Corporation pursuant to Article XIV hereof and no later than the termination of the Plan.

13.02 **Term of Plan**. Unless sooner terminated, this Plan shall remain in effect for a period of ten (10) years ending on the tenth anniversary of the Effective Date. Termination of the Plan shall not affect any Options previously granted and such Options shall remain valid and in effect until they have been fully exercised or earned, are surrendered or by their terms or the terms hereof expire or are forfeited.

ARTICLE XIV
SHAREHOLDER APPROVAL

The Corporation shall submit this Plan to shareholders for approval at a meeting of shareholders of the Corporation held within twelve (12) months following the date upon which the Board adopts this Plan in order to meet the requirements of (i) Section 422 of the Code and regulations thereunder and (ii) Section 162(m) of the Code and regulations thereunder. In addition to any other shareholder approvals that may be deemed necessary or appropriate by the Corporation, this Plan is subject to approval by a majority of the total votes present, in person or by proxy, at a meeting of the Corporation's shareholders.

ARTICLE XV
MISCELLANEOUS

To the extent not governed by federal law, this Plan shall be construed under the laws of the State of Louisiana.

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Appendix B

HOME FEDERAL BANCORP, INC. OF LOUISIANA
2011 RECOGNITION AND RETENTION PLAN AND TRUST AGREEMENT

ARTICLE I
ESTABLISHMENT OF THE PLAN AND TRUST

1.01 Home Federal Bancorp, Inc. of Louisiana (the "Corporation") hereby establishes the 2011 Recognition and Retention Plan (the "Plan") and Trust (the "Trust") upon the terms and conditions hereinafter stated in this 2011 Recognition and Retention Plan and Trust Agreement (the "Agreement").

1.02 The Trustee hereby accepts this Trust and agrees to hold the Trust assets existing on the date of this Agreement and all additions and accretions thereto upon the terms and conditions hereinafter stated.

ARTICLE II
PURPOSE OF THE PLAN

The purpose of the Plan is to retain personnel of experience and ability in key positions by providing Employees and Non-Employee Directors with a proprietary interest in the Corporation and its Subsidiary Companies as compensation for their contributions to the Corporation and the Subsidiary Companies and as an incentive to make such contributions in the future. Each Recipient of a Plan Share Award hereunder is advised to consult with his or her personal tax advisor with respect to the tax consequences under federal, state, local and other tax laws of the receipt of a Plan Share Award hereunder.

ARTICLE III
DEFINITIONS

The following words and phrases when used in this Agreement with an initial capital letter, unless the context clearly indicates otherwise, shall have the meanings set forth below. Wherever appropriate, the masculine pronouns shall include the feminine pronouns and the singular shall include the plural.

3.01 "Advisory Director" means a person appointed to serve as an advisory or emeritus director by the Board of either the Corporation or the Bank or any successors thereto.

3.02 "Bank" means Home Federal Bank, the wholly owned subsidiary of the Corporation.

3.03 "Beneficiary" means the person or persons designated by a Recipient to receive any benefits payable under the Plan in the event of such Recipient's death. Such person or persons shall be designated in writing on forms provided for this purpose by the Committee and may be changed from time to time by similar written notice to the Committee. In the absence of a written designation, the Beneficiary shall be the Recipient's surviving spouse, if any, or if none, his or her estate.

3.04 "Board" means the Board of Directors of the Corporation.

3.05 "Change in Control" shall mean a change in the ownership of the Corporation or the Bank, a change in the effective control of the Corporation or the Bank or a change in the ownership of a substantial portion of the assets of the Corporation or the Bank, in each case as provided under Section 409A of the Code and the regulations thereunder. In no event, however, shall a Change in Control be deemed to have occurred as a result of any acquisition of securities or assets of the Corporation, the Bank or a subsidiary of either of them, by the Corporation, the Bank, any subsidiary of either of them, or by any employee benefit plan maintained by any of them. For purposes of this Section 3.05, the term "person" shall include the meaning assigned to it under Sections 13(d)(3) or 14(d)(2) of the Exchange Act.

3.06 "Code" means the Internal Revenue Code of 1986, as amended.

3.07 "Committee" means the committee appointed by the Board pursuant to Article IV hereof.

3.08 "Common Stock" means shares of the common stock, $0.01 par value per share, of the Corporation.

3.09 "Director" means a member of the Board of Directors of the Corporation or a Subsidiary Company or any successors thereto, including Non-Employee Directors as well as Officers and Employees serving as Directors.

3.10 "Disability" means in the case of any Recipient that the Recipient: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Corporation or the Bank (or would have received such benefits for at least three months if he had been eligible to participate in such plan).

3.11 "Effective Date" means the date upon which the Corporation's shareholders approve this Plan.

3.12 "Employee" means any person who is employed by the Corporation or a Subsidiary Company or is an Officer of the Corporation or a Subsidiary Company, but not including directors who are not also Officers of or otherwise employed by the Corporation or a Subsidiary Company.

3.13 "Employer Group" means the Corporation and any Subsidiary Company which, with the consent of the Board, agrees to participate in the Plan.

3.14 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

3.15 "Non-Employee Director" means a member of the Board (including advisory boards, if any) of the Corporation or any Subsidiary Company or any successor thereto, including an Advisory Director of the Board of the Corporation and/or any Subsidiary Company or a former Officer or Employee of the Corporation and/or any Subsidiary Company serving as a Director or Advisory Director who is not an Officer or Employee of the Corporation or any Subsidiary Company.

3.16 "Officer" means an Employee whose position in the Corporation or a Subsidiary Company is that of a corporate officer, as determined by the Board.

3.17 "Plan Shares" or "Shares" means shares of Common Stock which may be distributed to a Recipient pursuant to the Plan.

3.18 "Plan Share Award" or "Award" means a right granted under this Plan to receive a distribution of Plan Shares upon completion of the service requirements described in Article VII hereof.

3.19 "Recipient" means an Employee or Non-Employee Director or former Employee or Non-Employee Director who receives a Plan Share Award under the Plan.

3.20 "Subsidiary Company" means those subsidiaries of the Corporation, including the Bank, which meet the definition of "subsidiary corporations" set forth in Section 424(f) of the Code, at the time of the granting of the Plan Share Award in question.

3.21 "Trustee" means such firm, entity or persons approved by the Board to hold legal title to the Plan and the Plan assets for the purposes set forth herein.

ARTICLE IV
ADMINISTRATION OF THE PLAN

4.01 **Duties of the Committee**. The Plan shall be administered and interpreted by the Committee, which shall consist of two or more members of the Board, each of whom shall be a Non-Employee Director, as defined in Rule 16b-3(b)(3)(i) of the Exchange Act. In addition, each member of the Committee shall be an (i) "outside director" within the meaning of Section 162(m) of the Code and the regulations thereunder at such times as is required under such regulations and (ii) an "independent director" as such term is defined in Rule 5605(a)(2) of the Marketplace Rules of the Nasdaq Stock Market or any successor thereto. The Committee shall have all of the powers allocated to it in this and other sections of the Plan. The interpretation and construction by the Committee of any provisions of the Plan or of any Plan Share Award granted hereunder shall be final and binding in the absence of action by the Board. The Committee shall act by vote or written consent of a majority of its members. Subject to the express provisions and limitations of the Plan, the Committee may adopt such rules, regulations and procedures as it deems appropriate for the conduct of its affairs. The Committee shall report its actions and decisions with respect to the Plan to the Board at appropriate times, but in no event less than once per calendar year.

4.02 **Role of the Board**. The members of the Committee and the Trustee shall be appointed or approved by, and will serve at the pleasure of, the Board. The Board may in its discretion from time to time remove members from, or add members to, the Committee, and may remove or replace the Trustee, provided that any directors who are selected as members of the Committee shall be Non-Employee Directors.

4.03 **Revocation for Misconduct; Forfeiture Events**.

(a) Notwithstanding anything to the contrary herein, the Board or the Committee may by resolution immediately revoke, rescind and terminate any Plan Share Award, or portion thereof, to the extent not yet vested, previously granted or awarded under this Plan to an Employee who is discharged from the employ of the Corporation or a Subsidiary Company for cause, which, for purposes hereof, shall mean termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order. Unvested Plan Share Awards to a Non-Employee Director who is removed for cause pursuant to the Corporation's Articles of Incorporation or Bylaws or the Bank's Charter or Bylaws or the constituent documents of such other Subsidiary Company on whose board he or she serves shall terminate as of the effective date of such removal.

(b) If the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under the federal securities laws as a result of misconduct, then any Recipient who is subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 shall reimburse the Corporation for any equity-based compensation received by such Recipient from the Corporation during the twelve month period following the first public issuance or filing with the U.S. Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement.

In addition, in the event of an accounting restatement, the Committee may specify in any Plan Share Award Agreement, as defined in Section 6.02, that any Recipient reimburse the Corporation for any benefit or gain realized from any Award granted hereunder in the event the accounting restatement reduces the value of the Award had the results been properly reported.

4.04 **Limitation on Liability**. No member of the Board or the Committee shall be liable for any determination made in good faith with respect to the Plan or any Plan Shares or Plan Share Awards granted under it. If a member of the Board or the Committee is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of anything done or not done by him in such capacity under or with respect to the Plan, the Corporation shall, subject to the requirements of applicable laws and regulations, indemnify such member against all liabilities and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and any Subsidiary Companies and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, the Corporation shall pay ongoing expenses incurred by such member if a majority of disinterested directors concludes that such member may ultimately be entitled to indemnification, provided, however, that before making advance payment of expenses, the Corporation shall obtain an agreement that the Corporation will be repaid if such member is later determined not to be entitled to such indemnification.

4.05 **Compliance with Laws and Regulations**. All Awards granted hereunder shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency or shareholders as may be required. The Corporation shall not be required to issue or deliver any certificates for shares of Common Stock prior to the completion of any registration or qualification of or obtaining of consents or approvals with respect to such shares under any federal or state law or any rule or regulation of any government body, which the Corporation shall, in its sole discretion, determine to be necessary or advisable.

4.06 **Restrictions on Transfer**. The Corporation may place a legend upon any certificate representing shares issued pursuant to a Plan Share Award noting that such shares may be restricted by applicable laws and regulations.

4.07 **No Deferral of Compensation Under Section 409A of the Code**. All awards granted under the Plan are designed to not constitute a deferral of compensation for purposes of Section 409A of the Code. Notwithstanding any other provision in this Plan to the contrary, all of the terms and conditions of any Awards granted under this Plan shall be designed to satisfy the exemption for restricted stock awards set forth in the regulations issued under Section 409A of the Code. Both this Plan and the terms of all Awards granted hereunder shall be interpreted in a manner that requires compliance with all of the requirements of the exemption for restricted stock awards set forth in the regulations issued under Section 409A of the Code. No Recipient shall be permitted to defer the recognition of income beyond the vesting date of an Award.

ARTICLE V
CONTRIBUTIONS

5.01 **Amount and Timing of Contributions**. The Board shall determine the amount (or the method of computing the amount) and timing of any contributions by the Corporation and any Subsidiary Companies to the Trust established under this Plan. Such amounts may be paid in cash or in shares of Common Stock and shall be paid to the Trust at the designated time of contribution. No contributions by Employees or Non-Employee Directors shall be permitted.

5.02 **Investment of Trust Assets; Number of Plan Shares**. Subject to Section 8.02 hereof, the Trustee shall invest all of the Trust's assets primarily in Common Stock. The aggregate number of Plan Shares available for distribution pursuant to this Plan shall be 77,808 shares of Common Stock, subject to adjustment as provided in Section 9.01 hereof, which shares shall be purchased (from the Corporation and/or, if permitted by applicable regulations, from shareholders thereof) by the Trust with funds contributed by the Corporation. During the time this Plan remains in effect, Awards to each Employee and each Non-Employee Director shall not exceed 25% and 5% of the shares of Common Stock initially available under the Plan, respectively, and Plan Share Awards to Non-Employee Directors in the aggregate shall not exceed 30% of the number of shares initially available under this Plan, in each case subject to adjustment as provided in Section 9.01 hereof.

ARTICLE VI
ELIGIBILITY; ALLOCATIONS

6.01 **Awards**. Plan Share Awards may be made to such Employees and Non-Employee Directors as may be selected by the Board or the Committee. In selecting those Employees to whom Plan Share Awards may be granted and the number of Shares covered by such Awards, the Board or the Committee shall consider the duties, responsibilities and performance of each respective Employee and Non-Employee Director, his or her present and potential contributions to the growth and success of the Corporation, his or her salary or other compensation and such other factors as deemed relevant to accomplishing the purposes of the Plan. The Board or the Committee may but shall not be required to request the written recommendation of the Chief Executive Officer of the Corporation and President of the Bank other than with respect to Plan Share Awards to be granted to the respective executive officer.

6.02 **Form of Allocation**. As promptly as practicable after an allocation pursuant to Section 6.01 that a Plan Share Award to be issued, the Board or the Committee shall notify the Recipient in writing of the grant of the Award, the number of Plan Shares covered by the Award, and the terms upon which the Plan Shares subject to the Award shall be distributed to the Recipient (the "Plan Share Award Agreement"). The Board or the Committee shall maintain records as to all grants of Plan Share Awards under the Plan.

6.03 **Allocations Not Required to any Specific Employee or Non-Employee Director**. No Employee or Non-Employee Director shall have any right or entitlement to receive a Plan Share Award hereunder, with such Awards being at the total discretion of the Board or the Committee.

6.04 **Performance Awards.** Subject to the limitations of this Plan, the Committee may, in its discretion, grant performance awards to eligible Recipients upon such terms and conditions and at such times as the Committee shall determine. Performance awards may be in the form of performance Shares. An award of a performance share is a grant of a right to receive Shares that is contingent upon the achievement of performance or other objectives during a specified period.

Subject to the terms of this Plan and the requirements of Sections 162(m) and 409A of the Code, the Committee has the authority to determine the nature, length and starting date of the period during which a Participant may earn a performance award and will determine the conditions that must be met for a performance award to be granted or to vest or be earned. These conditions may include specific performance objectives, continued service or employment for a certain period of time, or a combination of such conditions. Performance awards granted under the Plan may be based on one or more of the following business criteria: basic earnings per common share, basic cash earnings per common share, diluted earnings per common share, diluted cash earnings per common share, net income, cash earnings, net interest income, non-interest income, general and administrative expense to average assets ratio, cash general and administrative expense to average assets ratio, efficiency ratio, cash efficiency ratio, return on average assets, cash return on average assets, return on average stockholders' equity, cash return on average stockholders' equity, return on average tangible stockholders' equity, cash return on average tangible stockholders' equity, core earnings, operating income, operating efficiency ratio, net interest rate spread, loan production volume, non-performing loans, cash flows, strategic business objectives consisting of one or more objectives based upon meeting specified cost targets, business expansion goals and goals relating to acquisitions or divestitures; or goals relating to capital raising and capital management, or any combination of the foregoing. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, past performance of the Corporation or any subsidiary, operating unit or division of the Corporation and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders' equity and/or shares of common stock outstanding, or to assets or net assets.

No later than ninety (90) days following the commencement of a performance period (or such other time as may be required by Section 162(m) of the Code), the Committee shall, in writing (i) select the performance goal or goals applicable to the performance period, (ii) establish the various targets and bonus amounts that may be earned for such performance period and (iii) specify the relationship between the performance goals and targets and the amounts to be earned by each Participant for the performance period. The achievement of the performance goal or goals must be substantially uncertain at the time the Committee establishes such goal(s). Prior to the vesting or earning of any performance Shares, the Committee must certify in writing that the performance goal or goals were achieved. The maximum number of performance Shares that can be granted to any Recipient during the time this Plan remains in effect shall equal the maximum amount applicable to such Recipient under Section 5.02 of this Plan.

ARTICLE VII
EARNING AND DISTRIBUTION OF PLAN SHARES; VOTING RIGHTS

7.01 Earning Plan Shares; Forfeitures.

(a) **General Rules**. Subject to the terms hereof, Plan Share Awards shall be earned by a Recipient at a rate no more rapid than twenty percent (20%) of the aggregate number of Shares covered by the Award as of each annual anniversary of the date of grant of the Award, with such vesting rate to be determined by the Committee. If the employment of an Employee or service as a Non-Employee Director (including for purposes hereof service as an Advisory Director) is terminated before the Plan Share Award has been completely earned for any reason (except as specifically provided in subsection (b) below), the Recipient shall forfeit the right to any Shares subject to the Award which have not theretofore been earned. In the event of a forfeiture of the right to any Shares subject to an Award, such forfeited Shares shall become available for allocation pursuant to Section 6.01 hereof as if no Award had been previously granted with respect to such Shares. No fractional shares shall be distributed pursuant to this Plan. In determining the number of Shares which are earned as of any annual anniversary date, fractional shares shall be rounded down to the nearest whole number, provided that such fractional Shares shall be aggregated and distributed on the final date of vesting.

(b) **Exception for Termination Due to Death, Disability or Change in Control**. Notwithstanding the general rule contained in Section 7.01(a), all Plan Shares subject to a Plan Share Award held by a Recipient whose employment with the Corporation or any Subsidiary Company or service as a Non-Employee Director (including for purposes hereof service as an Advisory Director) terminates due to death or Disability shall be deemed earned as of the Recipient's last day of employment with or service to the Corporation or any Subsidiary Company (provided, however, no such accelerated vesting shall occur if a Recipient remains employed by or continues to serve as a Director (including for purposes hereof service as an Advisory Director) of at least one member of the Employer Group) and shall be distributed as soon as practicable thereafter. Furthermore, notwithstanding the general rule contained in Section 7.01(a), all Plan Shares subject to a Plan Share Award held by a Recipient shall be deemed earned as of the effective date of a Change in Control.

7.02 Distribution of Dividends. Any cash dividends, stock dividends or returns of capital declared in respect of each unvested Plan Share Award will be held by the Trust for the benefit of the Recipient on whose behalf such Plan Share Award is then held by the Trust, and such dividends or returns of capital, including any interest thereon, will be paid out proportionately by the Trust to the Recipient thereof as soon as practicable after the Plan Share Award becomes earned.

7.03 Distribution of Plan Shares.

(a) **Timing of Distributions: General Rule**. Subject to the provisions of Section 7.05 hereof, Plan Shares shall be distributed to the Recipient or his or her Beneficiary, as the case may be, as soon as practicable after they have been earned.

(b) **Form of Distributions**. All Plan Shares, together with any Shares representing stock dividends, shall be distributed in the form of Common Stock. One share of Common Stock shall be given for each Plan Share earned and distributable. Payments representing cash dividends shall be made in cash.

(c) **Withholding**. The Trustee may withhold from any cash payment or Common Stock distribution made under this Plan sufficient amounts to cover any applicable withholding and employment taxes, and if the amount of a cash payment is insufficient, the Trustee may require the Recipient or Beneficiary to pay to the Trustee the amount required to be withheld as a condition of delivering the Plan Shares. The Trustee shall pay over to the Corporation or any Subsidiary Company which employs or employed such Recipient any such amount withheld from or paid by the Recipient or Beneficiary.

(d) **Restrictions on Selling of Plan Shares**. Plan Share Awards may not be sold, assigned, pledged or otherwise disposed of prior to the time that they are earned and distributed pursuant to the terms of this Plan. Upon distribution, the Board or the Committee may require the Recipient or his or her Beneficiary, as the case may be, to agree not to sell or otherwise dispose of his distributed Plan Shares except in accordance with all then applicable federal and state securities laws, and the Board or the Committee may cause a legend to be placed on the stock certificate(s) representing the distributed Plan Shares in order to restrict the transfer of the distributed Plan Shares for such period of time or under such circumstances as the Board or the Committee, upon the advice of counsel, may deem appropriate.

7.04 **Voting of Plan Shares**. All shares of Common Stock held by the Trust shall be voted by the Trustee in its discretion. Recipients of Plan Share Awards shall have no voting rights until the Common Stock is earned and distributed pursuant to the terms of the Plan Share Award.

7.05 **Nontransferable**. Plan Share Awards and rights to Plan Shares shall not be transferable by a Recipient, and during the lifetime of the Recipient, Plan Shares may only be earned by and paid to a Recipient who was notified in writing of an Award by the Committee pursuant to Section 6.02. No Recipient or Beneficiary shall have any right in or claim to any assets of the Plan or Trust, nor shall the Corporation or any Subsidiary Company be subject to any claim for benefits hereunder.

ARTICLE VIII
TRUST

8.01 **Trust**. The Trustee shall receive, hold, administer, invest and make distributions and disbursements from the Trust in accordance with the provisions of this Plan and Trust and the applicable directions, rules, regulations, procedures and policies established by the Committee pursuant to this Plan.

8.02 **Management of Trust**. It is the intent of this Plan and Trust that the Trustee shall have complete authority and discretion with respect to the arrangement, control and investment of the Trust, and that the Trustee shall invest all assets of the Trust in Common Stock to the fullest extent practicable, except to the extent that the Trustee determines that the holding of monies in cash or cash equivalents is appropriate to meet the obligations of the Trust. In performing its duties, the Trustee shall have the power to do all things and execute such instruments as may be deemed necessary or proper, including the following powers:

(a) To invest up to one hundred percent (100%) of all Trust assets in Common Stock without regard to any law now or hereafter in force limiting investments for trustees or other fiduciaries. The investment authorized herein may constitute the only investment of the Trust, and in making such investment, the Trustee is authorized to purchase Common Stock from the Corporation or from any other source, and such Common Stock so purchased may be outstanding, newly issued, or treasury shares.

(b) To invest any Trust assets not otherwise invested in accordance with (a) above, in such deposit accounts, and certificates of deposit, obligations of the United States Government or its agencies or such other investments as shall be considered the equivalent of cash.

(c) To cause stocks, bonds or other securities to be registered in the name of a nominee, without the addition of words indicating that such security is an asset of the Trust (but accurate records shall be maintained showing that such security is an asset of the Trust).

(d) To hold cash without interest in such amounts as may in the opinion of the Trustee be reasonable for the proper operation of the Plan and Trust.

(e) To employ brokers, agents, custodians, consultants and accountants.

(f) To hire counsel to render advice with respect to its rights, duties and obligations hereunder, and such other legal services or representation as it may deem desirable.

(g) To hold funds and securities representing the amounts to be distributed to a Recipient or his Beneficiary as a consequence of a dispute as to the disposition thereof, whether in a segregated account or held in common with other assets of the Trust.

Notwithstanding anything herein contained to the contrary, the Trustee shall not be required to make any inventory, appraisal or settlement or report to any court, or to secure any order of court for the exercise of any power herein contained, or give bond.

8.03 **Records and Accounts**. The Trustee shall maintain accurate and detailed records and accounts of all transactions of the Trust, which shall be available at all reasonable times for inspection by any legally entitled person or entity to the extent required by applicable law, or any other person determined by the Board or the Committee.

8.04 **Expenses**. All costs and expenses incurred in the operation and administration of this Plan shall be borne by the Corporation or, in the discretion of the Corporation, the Trust.

8.05 **Indemnification**. Subject to the requirements of applicable laws and regulations, the Corporation shall indemnify, defend and hold the Trustee harmless against all claims, expenses and liabilities arising out of or related to the exercise of the Trustee's powers and the discharge of its duties hereunder, unless the same shall be due to its gross negligence or willful misconduct.

ARTICLE IX
MISCELLANEOUS

9.01 **Adjustments for Capital Changes**. The aggregate number of Plan Shares available for distribution pursuant to the Plan Share Awards, the number of Shares to which any unvested Plan Share Award relates and the maximum number of Plan Shares which may be granted to any Employee, to any Non-Employee Director or to all Non-Employee Directors as a group shall be proportionately adjusted for any increase or decrease in the total number of outstanding shares of Common Stock issued subsequent to the effective date of this Plan resulting from any split, subdivision or consolidation of shares or other capital adjustment, the payment of a stock dividend or other increase or decrease in such shares effected without receipt or payment of consideration by the Corporation. If, upon a merger, consolidation, reorganization, liquidation, recapitalization or the like of the Corporation or of another corporation, the shares of the Corporation's Common Stock shall be exchanged for other securities of the Corporation or of another corporation, each Recipient of a Plan Share Award shall be entitled, subject to the conditions herein stated, to receive such number of shares of Common Stock or amount of other securities of the Corporation or such other corporation as were exchangeable for the number of shares of Common Stock of the Corporation which such Recipients would have been entitled to receive except for such action.

9.02 **Amendment and Termination of Plan**. The Board may, by resolution, at any time amend or terminate the Plan, subject to any required shareholder approval or any shareholder approval which the Board may deem to be advisable for any reason, such as for the purpose of obtaining or retaining any statutory or regulatory benefits under tax, securities or other laws or satisfying any applicable stock exchange listing requirements. The Board may not, without the consent of the Recipient, alter or impair his or her Plan Share Award except as specifically authorized herein. Termination of this Plan shall not affect Plan Share Awards previously granted, and such Plan Share Awards shall remain valid and in effect until they (a) have been fully earned, (b) are surrendered, or (c) expire or are forfeited in accordance with their terms.

9.03 **Employment or Service Rights**. Neither the Plan nor any grant of a Plan Share Award or Plan Shares hereunder nor any action taken by the Trustee, the Committee or the Board in connection with the Plan shall create any right on the part of any Employee or Non-Employee Director to continue in such capacity.

9.04 **Voting and Dividend Rights**. No Recipient shall have any voting or dividend rights or other rights of a shareholder in respect of any Plan Shares covered by a Plan Share Award except as expressly provided in Sections 7.02 and 7.04 above, prior to the time said Plan Shares are actually earned and distributed to him.

9.05 **Governing Law**. To the extent not governed by federal law, the Plan and Trust shall be governed by the laws of the State of Louisiana.

9.06 **Effective Date**. This Plan shall be effective as of the Effective Date, and Awards may be granted hereunder no earlier than the date this Plan is approved by the shareholders of the Corporation and prior to the termination of the Plan. The implementation of this Plan is subject to the approval of the Plan by a majority of the total votes present, in person or by proxy, at a meeting of the Corporation's shareholders.

9.07 **Term of Plan**. This Plan shall remain in effect until the earlier of (i) ten (10) years from the Effective Date, (ii) termination by the Board, or (iii) the distribution to Recipients and Beneficiaries of all the assets of the Trust.

9.08 **Tax Status of Trust**. It is intended that the Trust established hereby be treated as a Grantor Trust of the Corporation under the provisions of Section 671 et seq. of the Code, as the same may be amended from time to time.

IN WITNESS WHEREOF, the Corporation has caused this Agreement to be executed by its duly authorized officers and the initial Trustees of the Trust established pursuant hereto have duly and validly executed this Agreement, all on this 14th day of September 2011.

HOME FEDERAL BANCORP, INC. OF LOUISIANA

By:/s/Daniel R. Herndon
Daniel R. Herndon
President and Chief Executive Officer

TRUSTEES:

By: /s/Mark Malloy Harrison
Mark Malloy Harrison
Trustee

By: /s/Woodus K. Humphrey
Woodus K. Humphrey
Trustee

By: /s/Timothy W. Wilhite
Timothy W. Wilhite
Trustee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

Received SEC
NOV 16 2011
Washington, DC 20549

(Mark One)

☒ Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2011

OR

☐ Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-35019

HOME FEDERAL BANCORP, INC. OF LOUISIANA

(Exact name of registrant as specified in its charter)

Louisiana	**02-0815346**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
624 Market Street, Shreveport, Louisiana	**71101**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 222-1145**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock (par value $.01 per share)	Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 5(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate value of the 2,655,075 shares of Common Stock of the Registrant issued and outstanding on December 31, 2010, which excludes an aggregate of 390,754 shares held by all directors and executives officers of the Registrant, the Registrant's Employee Stock Ownership Plan ("ESOP"), the Recognition and Retention Plan ("RRP") and Employees' Savings and Profit Sharing Plan ("401(k) Plan") as a group, was approximately $30.5 million. This figure is based on the closing sales price of $11.50 per share of the Registrant's Common Stock on December 31, 2010, the last business day of the Registrant's second fiscal quarter. Although directors and executive officers, the ESOP, RRP and 401(k) Plan were assumed to be "affiliates" of the Registrant for purposes of this calculation, the classification is not to be interpreted as an admission of such status.

Number of shares of Common Stock outstanding as of September 26, 2011: 3,051,881

DOCUMENTS INCORPORATED BY REFERENCE

Set forth below are the documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated.

(1) Portions of the Annual Report to Shareholders are incorporated into Part II, Items 5 through 8 and Part IV, Item 15 of this Form 10-K.

(2) Portions of the Definitive Proxy Statement for the 2011 Annual Meeting of Shareholders are incorporated into Part III, Items 10 through 14.

HOME FEDERAL BANCORP INC. OF LOUISIANA
Form 10-K
For the Year Ended June 30, 2011

PART I

Item 1. Business

On December 22, 2010, Home Federal Bank ("Home Federal Bank" or the "Bank") completed its second step conversion from the mutual holding company form of organization to the stock holding company form of organization pursuant to a Plan of Conversion and Reorganization. Upon completion of the conversion, Home Federal Bancorp, Inc. of Louisiana, a newly formed Louisiana chartered corporation ("Home Federal Bancorp" or the "Company"), became the holding company for Home Federal Bank and Home Federal Mutual Holding Company of Louisiana and the former Home Federal Bancorp, Inc. of Louisiana, a federal corporation, ceased to exist. As part of the conversion and in accordance with the Plan of Conversion and Reorganization, all outstanding shares of the former Home Federal Bancorp, Inc. of Louisiana common stock (other than those owned by Home Federal Mutual Holding Company) were converted into the right to receive 0.9110 of a share of the newly formed Home Federal Bancorp, Inc. of Louisiana common stock resulting in approximately 1,100,609 shares issued in the exchange and cash in lieu of fractional shares. In addition, a total of 1,945,220 shares of common stock, par value $0.01 per share, of Home Federal Bancorp, Inc. of Louisiana were sold in subscription, community and syndicated community offerings to certain depositors and borrowers of the Bank, the Bank's Employee Stock Ownership Plan and other investors for $10.00 per share, or $19.5 million in the aggregate. Treasury stock held was cancelled. The net proceeds of the offering were approximately $18.0 million, after offering expenses.

Home Federal Bank is a federally chartered stock savings bank originally organized in 1924 as Home Federal Savings and Loan Association of Shreveport. The Bank reorganized into the mutual holding company structure in January 2005 and changed its name to "Home Federal Bank" in 2009 as part of its business strategy to be recognized as a community bank. Home Federal Bank's headquarters and main office, three full service branch offices and agency office are located in Shreveport and Bossier City, Louisiana and serve the Shreveport-Bossier City metropolitan area. Home Federal Bank's business primarily consists of attracting deposits from the general public and using those funds to originate loans. At our agency office, we offer security brokerage and advisory services through a third party provider. Home Federal Bank's market area is Caddo Parish, Louisiana, which includes the city of Shreveport, and neighboring communities in Bossier Parish, Louisiana.

Home Federal Bancorp's only business activities are to hold all of the outstanding common stock of Home Federal Bank. Home Federal Bancorp is authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the issuance of additional shares of common stock to raise capital or to support mergers or acquisitions and borrowing funds for reinvestment in Home Federal Bank.

Home Federal Bancorp does not own or lease any property, but instead uses the premises, equipment and furniture of Home Federal Bank. At the present time, Home Federal Bancorp employs only persons who are officers of Home Federal Bank to serve as officers of Home Federal Bancorp and may also use the support staff of Home Federal Bank from time to time. These persons are not separately compensated by Home Federal Bancorp.

Pursuant to the regulations under Sections 23A and 23B of the Federal Reserve Act, Home Federal Bank and Home Federal Bancorp have entered into an expense sharing agreement. Under this agreement, Home Federal Bancorp will reimburse Home Federal Bank for the time that employees of Home Federal Bank devote to activities of Home Federal Bancorp, the portion of the expense of the annual independent audit attributable to Home Federal Bancorp and all expenses attributable to Home Federal Bancorp's public filing obligations under the Securities Exchange Act of 1934. If Home Federal Bancorp commences any significant activities other than holding all of the outstanding common stock of Home Federal Bank, Home Federal Bancorp and Home Federal Bank will amend the expense sharing agreement to provide for the equitable sharing of all expenses of such other activities that may be attributable to Home Federal Bancorp.

Market Area

The primary market area of Home Federal Bancorp for loans and deposits is in northwest Louisiana, particularly Caddo Parish and neighboring communities in Bossier Parish, which are located in the Shreveport-Bossier City metropolitan statistical area.

Shreveport and Bossier City are located in northern Louisiana on Interstate 20, approximately fifteen miles from the Texas state border and 185 miles east of Dallas Texas. Our primary market area has a diversified economy with employment in services, government and wholesale/retail trade constituting the basis of the local economy, with service jobs being the largest component. The majority of the services are health care related as Shreveport has become a regional hub for health care. The casino gaming industry also supports a significant number of the service jobs. The energy sector has a prominent role in the regional economy, resulting from oil and gas exploration and drilling.

The Shreveport-Bossier City metropolitan statistical area is considered the economic and healthcare center for northwest Louisiana, east Texas and southwest Arkansas. The primary employers in our market area are the Louisiana Department of Civil Service, Barksdale Air Force Base, Louisiana State University Medical Center and the Willis-Knighton Health System. The gaming industry also supports service sector employment.

Competition. We face significant competition both in attracting deposits and in making loans. Our most direct competition for deposits has come historically from commercial banks, credit unions and other savings institutions located in our primary market area, including many large financial institutions which have greater financial and marketing resources available to them. In addition, we face significant competition for investors' funds from short-term money market securities, mutual funds and other corporate and government securities. We do not rely upon any individual group or entity for a material portion of our deposits. Our ability to attract and retain deposits depends on our ability to generally provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

Our competition for real estate loans comes principally from mortgage banking companies, commercial banks, other savings institutions and credit unions. We compete for loan originations primarily through the interest rates and loan fees we charge, and the efficiency and quality of services we provide borrowers. Factors which affect competition include general and local economic conditions, current interest rate levels and volatility in the mortgage markets. Competition may increase as a result of the continuing reduction of restrictions on the interstate operations of financial institutions.

Lending Activities

General. At June 30, 2011, our net loan portfolio amounted to $125.4 million, representing approximately 53.7% of total assets at that date. Historically, our principal lending activity was the origination of one- to four-family residential loans. At June 30, 2011, one- to four-family residential loans amounted to $45.6 million, or 36.0% of the total loan portfolio. As part of our desire to diversify the loan portfolio, we began to offer commercial real estate loans and commercial business loans in fiscal 2009, which amounted to $32.8 million and $10.2 million, respectively, at June 30, 2011.

The types of loans that we may originate are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by our competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative and tax policies, and governmental budgetary matters.

A savings institution generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. In addition, upon application the Office of the Comptroller of the Currency permits a savings institution to lend up to an additional 15% of unimpaired capital and surplus to one borrower to develop domestic residential housing units. At June 30, 2011, our regulatory limit on loans-to-one borrower was $6.2 million and the five largest loans or groups of loans-to-one borrower, including related entities, aggregated $4.6 million, $4.4 million, $4.1 million, $4.0 million and $3.9 million. Each of our five largest loans or groups of loans was originated with strong guarantor support to known borrowers in our market area and performing in accordance with its terms at June 30, 2011. The $4.6 million group of loans is to a limited partnership established by the Housing Authority of

Bossier City, Louisiana. The loans are secured by a first mortgage lien on real estate and low to moderate income rental units in Bossier City, Louisiana as well as a conditional assignment of rents.

Loans to or guaranteed by general obligations of a state or political subdivision are not subject to the foregoing lending limits.

Loan Portfolio Composition. The following table shows the composition of our loan portfolio by type of loan at the dates indicated.

	June 30,			
	2011		2010	
	Amount	Percent of Total Loans	Amount	Percent of Total Loans
	(Dollars in thousands)			
Real estate loans:				
One- to four-family residential(1)	$ 45,567	36.02%	$ 36,257	38.65%
Commercial-real estate secured:				
Owner occupied	32,763	25.90	14,550	15.51
Non-owner occupied	--	--	872	0.93
Total commercial-real estate secured	32,763	25.90	15,422	16.44
Multi-family residential	8,360	6.61	9,079	9.68
Land	11,254	8.90	8,442	9.00
Construction	10,325	8.16	7,793	8.31
Home equity loans and second mortgage loans	1,519	1.20	2,963	3.16
Equity lines of credit	5,974	4.73	4,069	4.33
Total real estate loans	115,762	91.52	84,025	89.57
Commercial business	10,237	8.09	9,454	10.08
Consumer non-real estate loans:				
Savings accounts	328	0.26	285	0.30
Automobile and other consumer loans	163	0.13	48	0.05
Total non-real estate loans	491	0.39	333	0.35
Total loans	126,490	100.00%	93,812	100.00%
Less:				
Allowance for loan losses	(842)		(489)	
Deferred loan fees	(277)		(267)	
Net loans receivable(1)	$ 125,371		$ 93,056	

(1) Does not include loans held-for-sale amounting to $6.7 million and $13.4 million at June 30, 2011 and June 30, 2010, respectively.

Origination of Loans. Our lending activities are subject to the written underwriting standards and loan origination procedures established by the board of directors and management. Loan originations are obtained through a variety of sources, primarily from existing customers and referrals from existing customers. Written loan applications are taken by one of our loan officers. The loan officer also supervises the procurement of credit reports, appraisals and other documentation involved with a loan. As a matter of practice, we obtain independent outside appraisals on substantially all of our loans although we may prepare an in-house valuation depending on the characteristics of the loan and the profile of the borrower. Under our lending policy, a title opinion must be obtained for each real estate loan. We also require fire and extended coverage casualty insurance in order to protect the properties securing the real estate loans. Borrowers must also obtain flood insurance policies when the property is in a flood hazard area.

Our loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan and the value of the property that will secure the loan. Residential loans up to $417,000, the Fannie Mae conforming loan limit for single-family mortgage loans for 2011, must be approved by our Residential Loan Committee which currently consists of Home Federal Bank's Chief Executive Officer, the President, the Chief Financial Officer, the Senior Vice President Mortgage Lending and the Vice President of Lending. Residential loans in excess of $417,000 must be approved by the board of directors. Commercial real estate secured loans and lines of credit and commercial business loans up to $1.0 million must be approved by the President or the Chief Executive Officer, up to $2.0 million by both the President and the Chief Executive Officer, up to $3.0 million by the Commercial Loan Committee and in excess of $3.0 million by the Executive Loan Committee. In accordance with past practice, all loans are ratified by our board of directors.

Historically, we purchased loans from a mortgage originator secured by single-family housing primarily located in predominantly rural areas of Texas and to a lesser extent, Tennessee, Arkansas, Alabama, Louisiana and Mississippi. No such mortgage loans were purchased during fiscal 2010 or fiscal 2011. The loans were generally secured by rural properties and the seller retained servicing rights. Although the loans were originated with fixed-rates, Home Federal Bank receives an adjustable-rate of interest equal to the Federal Housing Finance Board rate, with rate floors and ceilings of approximately 5.0% and 8.0%, respectively. Under the terms of the loan agreements, the seller must repurchase any loan that becomes more than 90 days delinquent. At June 30, 2011, we had approximately $8.8 million of such loans in our portfolio with an average age of approximately eight years.

In recent periods, we have originated and sold substantially all of our fixed-rate conforming mortgages to correspondent banks. For the year ended June 30, 2011, we originated $123.0 million of one- to four-family residential loans and sold $116.5 million of such loans. Our residential loan originations primarily consist of rural development, FHA and VA loans.

The following table shows total loans originated, sold and repaid during the periods indicated.

	Year Ended June 30,	
	2011	2010
	(In thousands)	
Loan originations:		
One- to four-family residential	$ 122,981	$ 113,753
Commercial — real estate secured (owner occupied and non-owner occupied)	20,575	8,645
Multi-family residential	3,964	7,780
Commercial business	14,034	12,877
Land	6,400	7,561
Construction	15,367	11,569
Home equity loans and lines of credit and other consumer	10,688	6,488
Total loan originations	194,009	168,673
Loans purchased	--	--
Total loan originations and loans purchased	194,009	168,673
Loans sold	(116,503)	(71,554)
Loan principal repayments	(44,828)	(50,844)
Total loans sold and principal repayments	(161,331)	(122,398)
Increase (decrease) due to other items, net(1)	(363)	(167)
Net increase in loan portfolio	$ 32,315	$ 46,108

(1) Other items consist of deferred loan fees, the allowance for loan losses and loans held-for-sale at year end.

Although federal laws and regulations permit savings institutions to originate and purchase loans secured by real estate located throughout the United States, we concentrate our lending activity in our primary market area in Caddo Parish, Louisiana and the surrounding area. Subject to our loans-to-one borrower limitation, we are permitted to invest without limitation in residential mortgage loans and up to 400% of our capital in loans secured by non-residential or commercial real estate. We also may invest in secured and unsecured consumer loans in an amount not exceeding 35% of total assets. This 35% limitation may be exceeded for certain types of consumer loans, such as home equity and property improvement loans secured by residential real property. In addition, we may invest up to 10% of our total assets in secured and unsecured loans for commercial, corporate, business or agricultural purposes. At June 30, 2011, we were within each of the above lending limits.

During fiscal 2011 and 2010, we sold $116.5 million and $71.6 million of loans, respectively. We recognized gain on sale of loans of $1.8 million during fiscal 2011 and $644,000 during fiscal 2010. Loans were sold during these periods primarily to other financial institutions. Such loans were sold against forward sales commitments with servicing released and without recourse after a certain amount of time, typically 90 days. The loans sold primarily consisted of long-term, fixed rate residential real estate loans. These loans were originated during a period of historically low interest rates and were sold to reduce our interest rate risk. We will continue to sell loans in the future to the extent we believe the interest rate environment is unfavorable and interest rate risk is unacceptable.

Contractual Terms to Final Maturities. The following table shows the scheduled contractual maturities of our loans as of June 30, 2011, before giving effect to net items. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. The amounts shown below do not take into account loan prepayments.

	One- to Four-Family Residential	Commercial — Real Estate Secured	Multi-Family Residential	Commercial Business	Land	Construction	Home Equity Loans and Lines of Credit and Other Consumer	Total
				(In thousands)				
Amounts due after June 30, 2011 in:								
One year or less	$ 2,296	$ 808	$ 97	$ 4,946	$ 8,681	$ 6,892	$ 1,791	$ 25,511
After one year through two years	2,655	414	--	1,661	2,023	3,433	335	10,521
After two years through three years	6,161	9,587	594	1,394	413	--	75	18,224
After three years through five years	12,433	20,876	2,127	2,189	137	--	5,457	43,219
After five years through ten years	2,542	693	--	47	--	--	171	3,453
After ten years through fifteen years	3,565	--	2,179	--	--	--	3	5,747
After fifteen years	15,915	385	3,363	--	--	--	152	19,815
Total	$ 45,567	$ 32,763	$ 8,360	$ 10,237	$ 11,254	$ 10,325	$ 7,984	$ 126,490

The following table sets forth the dollar amount of all loans, before net items, due after June 30, 2011 which have fixed interest rates or which have floating or adjustable interest rates.

	Fixed-Rate	Floating or Adjustable-Rate	Total
		(In thousands)	
One- to four-family residential	$ 35,345	$10,222	$ 45,567
Commercial — real estate secured	32,763	--	32,763
Multi-family residential	8,360	--	8,360
Commercial business	10,237	--	10,237
Land	11,254	--	11,254
Construction	10,325	--	10,325
Home equity loans and lines of credit and other consumer	7,984	--	7,984
Total	$116,268	$10,222	$126,490

Scheduled contractual maturities of loans do not necessarily reflect the actual expected term of the loan portfolio. The average life of mortgage loans is substantially less than their average contractual terms because of prepayments. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when rates on current mortgage loans are lower than existing mortgage loan rates (due to refinancing of adjustable-rate and fixed-rate loans at lower rates). Under the latter circumstance, the weighted average yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

One- to Four-Family Residential Real Estate Loans. At June 30, 2011, $45.6 million, or 36.0%, of the total loan portfolio, before net items, consisted of one- to four-family residential loans.

The loan-to-value ratio, maturity and other provisions of the loans made by us generally have reflected the policy of making less than the maximum loan permissible under applicable regulations, in accordance with sound lending practices, market conditions and underwriting standards established by us. Our current lending policy on one- to four-family residential loans generally limits the maximum loan-to-value ratio to 90% or less of the appraised value of the property although we will lend up to a 100% loan-to-value ratio with private mortgage insurance. These loans are amortized on a monthly basis with principal and interest due each month, with terms not in excess of 30 years and generally include "due-on-sale" clauses.

At June 30, 2011, $35.3 million, or 77.6%, of our one- to four-family residential mortgage loans were fixed-rate loans. Fixed-rate loans generally have maturities ranging from 15 to 30 years and are fully amortizing with monthly loan payments sufficient to repay the total amount of the loan with interest by the end of the loan term. Our fixed-rate loans generally are originated under terms, conditions and documentation which permit them to be sold to U.S. Government-sponsored agencies, such as the Federal Home Loan Mortgage Corporation, and other investors in the secondary mortgage market. Consistent with our asset/liability management, we have sold a significant portion of our long-term, fixed rate loans over the past two years.

Although we offer adjustable rate loans, substantially all of the single-family loan originations over the last few years have consisted of fixed-rate loans due to the low interest rate environment. The adjustable-rate loans held in portfolio typically have interest rates which adjust on an annual basis. These loans generally have an annual cap of 2% on any increase or decrease and a cap of 6% above or below the initial rate over the life of the loan. Such loans are underwritten based on the initial rate plus 2%.

Commercial — Real Estate Secured Loans. As of June 30, 2011, Home Federal Bank had outstanding $32.8 million of loans secured by commercial real estate. It is the current policy of Home Federal Bank to lend in a first lien position on real property occupied as a commercial business property. Home Federal Bank offers fixed and variable rate mortgage loans. Home Federal Bank's commercial real estate loans are limited to a maximum of 85% of the appraised value and have terms up to 15 years, however, the terms are generally no more than 5 years with amortization periods of 20 years or less. It is our policy that commercial real estate secured lines of credit are limited to a maximum of 85% of the appraised value of the property and shall not exceed 3 to 5 year amortizations.

Multi-Family Residential Loans. At June 30, 2011, we had outstanding approximately $8.4 million of multi-family residential loans. Our multi-family residential loan portfolio includes income producing properties of 50 or more units and low income housing developments. We obtain personal guarantees on all properties other than those of the public housing authority for which they are not permitted.

Commercial Business Loans. At June 30, 2011, we had outstanding approximately $10.2 million of non-real estate secured commercial loans. The business lending products we offer include lines of credit, inventory financing and equipment loans. Commercial business loans and lines of credit carry more credit risk than other types of commercial loans. We attempt to limit such risk by making loans predominantly to small- and mid-sized businesses located within our market area and having the loans personally guaranteed by the principals involved. We have established underwriting standards in regard to business loans which set forth the criteria for sources of repayment, borrower's capacity to repay, specific financial and collateral margins and financial enhancements such as guarantees. Generally, the primary source of repayment is cash flow from the business and the financial strength of the borrower.

Land Loans. As of June 30, 2011, land loans were $11.3 million, or 8.9% of the total loan portfolio. Land loans include land which has been acquired for the purpose of development and unimproved land. Our loan policy provides for loan-to-value ratios of 50% for unimproved land loans. Land loans are originated with fixed rates and terms up to five years with longer amortizations. Although land loans generally are considered to have greater credit risk than certain other types of loans, we expect to mitigate such risk by requiring personal guarantees and identifying other secondary source of repayment for the land loan other than the sale of the collateral. It is our practice to only originate a limited amount of loans for speculative development to borrowers with whom our lenders have a prior relationship.

Construction Loans. At June 30, 2011, we had outstanding approximately $10.3 million of construction loans which included loans for the construction of residential and commercial property. Our residential construction loans typically have terms of 6 to eleven months with a takeout letter from Home Federal for the permanent mortgage. Our commercial construction loans include owner occupied commercial properties, pre-sold property and speculative office property. As of June 30, 2011, we held $5.5 million of speculative construction loans, $5.2 million of which related to speculative office condominium projects, which are limited to eight units at any one time.

Home Equity and Second Mortgage Loans. At June 30, 2011, we held $1.5 million of home equity and second mortgage loans compared to $3.0 million of home equity and second mortgage loans at June 30, 2010. These loans are secured by the underlying equity in the borrower's residence. We do not require that we hold the first mortgage on the properties that secure the second mortgage loans. The amount of our second mortgage loans generally cannot exceed a loan-to-value ratio of 90% after taking into consideration the first mortgage loan. These loans are typically three-to-five year balloon loans with fixed rates and terms that will not exceed 10 years and contain an on-demand clause that allows us to call the loan in at any time.

Equity Lines of Credit. We offer lines of credit secured by a borrower's equity in real estate which loans amounted to $6.0 million, or 4.7% of the total loan portfolio, at June 30, 2011. The rates and terms of such lines of credit depend on the history and income of the borrower, purpose of the loan and collateral. Lines of credit will not exceed 90% of the value of the equity in the collateral.

Consumer Non-real Estate Loans. We are authorized to make loans for a wide variety of personal or consumer purposes. We originate consumer loans primarily in order to accommodate our customers. The consumer loans at June 30, 2011 consist of loans secured by deposit accounts with us, automobile loans, overdraft and other unsecured loans.

Consumer non-real estate loans generally have shorter terms and higher interest rates than residential mortgage loans, and generally entail greater credit risk than residential mortgage loans, particularly those loans secured by assets that depreciate rapidly, such as automobiles, boats and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the fluctuating demand for used automobiles. Our automobile loans at June 30, 2011 totaled $136,000.

We offer loans secured by deposit accounts held with us, which loans amounted to $328,000, or 0.3% of the total loan portfolio, at June 30, 2011. Such loans are originated for up to 100% of the account balance, with a hold placed on the account restricting the withdrawal of the account balance. The interest rate on the loan is equal to the interest rate paid on the account plus 2%. These loans typically are payable on demand with a maturity date of one year.

Loan Origination and Other Fees. In addition to interest earned on loans, we generally receive loan origination fees or "points" for originating loans. Loan points are a percentage of the principal amount of the mortgage loan and are charged to the borrower in connection with the origination of the loan. In accordance with accounting guidance, loan origination fees and points are deferred and amortized into income as an adjustment of yield over the life of the loan.

Asset Quality

General. During fiscal 2011, we engaged a third party to review loans, policies, and procedures. The scope of the services to be provided includes credit underwriting, adherence to our loan policies as well as regulatory policies, and recommendations regarding reserve allocations. We expect to have such reviews done annually.

Our collection procedures provide that when a loan is 10 days past due, personal contact efforts are attempted, either in person or by telephone. At 15 days past due, a late charge notice is sent to the borrower requesting payment. If the loan is still past due at 30 days, a formal letter is sent to the borrower stating that the loan is past due and that legal action, including foreclosure proceedings, may be necessary. If a loan becomes 60 days past due and no progress has been made in resolving the delinquency, a collection letter from legal counsel is sent and personal contact is attempted. When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower. If the delinquency is not cured, foreclosure proceedings are initiated. In most cases, deficiencies are cured promptly. While we generally prefer to work with borrowers to resolve such problems, we will institute foreclosure or other collection proceedings when necessary to minimize any potential loss.

Loans are placed on non-accrual status when management believes the probability of collection of interest is doubtful. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. We generally discontinue the accrual of interest income when the loan becomes 90 days past due as to principal or interest unless the credit is well secured and we believe we will fully collect.

Real estate and other assets we acquire as a result of foreclosure or by deed-in-lieu of foreclosure are classified as real estate owned until sold. We held no real estate owned at June 30, 2011 or June 30, 2010.

Delinquent Loans. The following table shows the delinquencies in our loan portfolio as of the dates indicated.

	June 30, 2011				June 30, 2010			
	30-89 Days Overdue		90 or More Days Overdue		30-89 Days Overdue		90 or More Days Overdue	
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)							
One- to four-family residential	24	$ 2,467	2	$ 114	4	$ 265	1	$ 15
Commercial — real estate secured	--	--	--	--	--	--	--	--
Multi-family residential	--	--	--	--	--	--	--	--
Commercial business	--	--	--	--	--	--	--	--
Land	--	--	--	--	--	--	--	--
Construction	--	--	--	--	--	--	1	345
Home equity loans and lines of credit and other consumer	--	--	--	--	--	--	--	--
Total delinquent loans	24	$ 2,467	2	$ 114	4	$ 265	2	$ 360
Delinquent loans to total net loans		1.97%		0.09%		0.28%		0.39%
Delinquent loans to total loans		1.95%		0.09%		0.28%		0.38%

Non-Performing Assets. The following table shows the amounts of our non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due and real estate owned) at the dates indicated. We did not have real estate owned or troubled debt restructurings at either of the dates indicated.

	June 30,	
	2011	**2010**
	(Dollars in thousands)	
Non-accruing loans:		
One- to four-family residential	$ 15	$ 15
Commercial — real estate secured	--	--
Multi-family residential	--	--
Commercial business	--	--
Land	--	--
Construction	--	345
Home equity loans and lines of credit and other consumer	--	--
Total non-accruing loans	15	360
Accruing loans 90 days or more past due	99	--
Total non-performing loans(1)	114	360
Real estate owned, net	--	--
Total non-performing assets	$ 114	$ 360
Total non-performing loans as a percent of loans, net	0.09%	0.39%
Total non-performing assets as a percent of total assets	0.05%	0.19%

(1) Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Classified Assets. Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a higher possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated "special mention" also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. Federal examiners may disagree with an insured institution's classifications and amounts reserved. At June 30, 2011 we held $100,000 of assets classified special mention and $114,000 classified as substandard. The classified assets are related to four mortgage loans.

Allowance for Loan Losses. At June 30, 2011, our allowance for loan losses amounted to $842,000. The allowance for loan losses is maintained at a level believed, to the best of our knowledge, to cover all known and inherent losses in the portfolio both probable and reasonable to estimate at each reporting date. The level of allowance for loan losses is based on our periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing conditions. We are primarily engaged in originating single-family residential loans. Our management considers the deficiencies of all classified loans in determining the amount of allowance for loan losses required at each reporting date. Our management analyzes the probability of the correction of the substandard loans' weaknesses and the extent of any known or inherent losses that we might sustain on them. During the fiscal year 2011, we recorded a provision for loan losses of $353,000 as compared to $36,000 recorded for the fiscal year 2010. The 2010 provision reflects our estimate to maintain the allowance for loan losses at a level to cover probable losses inherent in the loan portfolio.

The increase in the provision for fiscal year 2011 reflects the increased risk associated with our commercial lending (both real estate secured and non-real estate secured), as well our consideration of the downturn in the national economy. As noted previously, total non-performing assets decreased by approximately $246,000 over the prior year; however, our loans 30-89 days overdue increased $2.2 million as of June 30, 2011 compared to June 30, 2010, all of which were secured by one- to four-family residential properties.

While management believes that it determines the size of the allowance based on the best information available at the time, the allowance will need to be adjusted as circumstances change and assumptions are updated. Future adjustments to the allowance could significantly affect net income.

The following table shows changes in our allowance for loan losses during the periods presented. We had $13,000 of loan charge-offs during fiscal 2010. There were no loan charge-offs during fiscal 2011.

	At or for the Year Ended June 30,	
	2011	2010
	(Dollars in thousands)	
Total loans outstanding at end of period	$ 126,490	$ 93,812
Average loans outstanding	115,505	77,879
Allowance for loan losses, beginning of period	489	466
Provision for loan losses	353	36
Charge-offs	--	(13)
Allowance for loan losses, end of period	$ 842	$ 489
Allowance for loan losses as a percent of non-performing loans	738.60%	135.83%
Allowance for loan losses as a percent of loans outstanding	0.67%	0.52%

The following table shows how our allowance for loan losses is allocated by type of loan at each of the dates indicated.

	June 30,			
	2011		2010	
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in thousands)			
One- to four-family residential	$ 110	36.02%	$ 30	38.65%
Commercial — real estate secured	125	25.90	95	16.44
Multi-family residential	140	6.61	70	9.68
Commercial business	175	8.09	140	10.08
Land	150	8.90	75	9.00
Construction	130	8.16	74	8.31
Home equity loans and lines of credit and other consumer	12	6.32	5	7.85
Total	$ 842	100.00%	$ 489	100.00%

Investment Securities

We have authority to invest in various types of securities, including mortgage-backed securities, U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, certificates of deposit at federally insured banks and savings institutions, certain bankers' acceptances and federal funds. Our investment strategy is established by the board of directors.

The following table sets forth certain information relating to our investment securities portfolio at the dates indicated.

	June 30,			
	2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Securities Held-to-Maturity:				
FNBB stock	$ 250	$ 250	$ --	$ --
FHLB stock	1,320	1,320	1,840	1,840
Mortgage-backed securities	4,155	4,068	298	323
Total Securities Held-to-Maturity	5,725	5,638	2,138	2,163
Securities Available-for-Sale:				
Government agency securities	36,774	36,981	--	--
ARM Fund	1,291	1,308	1,538	1,559
Mortgage-backed securities	34,814	36,750	58,974	62,129
Total Securities Available-for-Sale	72,879	75,039	60,512	63,688
Total Investment Securities	$ 78,604	$ 80,677	$ 62,650	$ 65,851

The following table sets forth the amount of investment securities which contractually mature during each of the periods indicated and the weighted average yields for each range of maturities at June 30, 2011. The amounts reflect the fair value of our securities at June 30, 2011.

	Amounts at June 30, 2011 which Mature in							
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in thousands)							
Bonds and other debt securities:								
Government agency securities	$ --	--%	$ 36,981	0.81%	$ --	--%	$ --	--%
Mortgage-backed securities	--	--	23	7.03	750	3.56	40,045	4.94
Equity securities(1):								
ARM Fund	--	--	--	--	--	--	1,308	2.31
FNBB stock	--	--	--	--	--	--	250	1.26
FHLB stock	--	--	--	--	--	--	1,320	0.33
Total investment securities and Bank stocks	$ --	--%	$ 37,004	0.81%	$ 750	3.56%	$ 42,923	4.70%

(1) None of the listed equity securities has a stated maturity.

Our investment in equity securities consists primarily of FHLB stock, a $1.3 million (book value) investment in an adjustable-rate mortgage fund (referred to as the ARM Fund) and shares of First National Bankers Bankshares, Inc. ("FNBB"). The fair value of the ARM Fund has traditionally correlated with the interest rate environment. At June 30, 2011, the unrealized gain on this investment was $17,000. Management will continue to monitor its investment portfolio to determine whether any investment securities which have unrealized losses should be considered other than temporarily impaired.

Mortgage-backed securities represent a participation interest in a pool of one- to four-family or multi-family mortgages. The mortgage originators use intermediaries (generally U.S. Government agencies and government-sponsored enterprises) to pool and repackage the participation interests in the form of securities, with investors receiving the principal and interest payments on the mortgages. Such U.S. Government agencies and government-sponsored enterprises guarantee the payment of principal and interest to investors.

Mortgage-backed securities are typically issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages, *i.e.*, fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security approximates the life of the underlying mortgages.

Our mortgage-backed securities consist of Ginnie Mae securities ("GNMA"), Freddie Mac securities ("FHLMC") and Fannie Mae securities ("FNMA"). Ginnie Mae is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. Ginnie Mae securities are backed by loans insured by the Federal Housing Administration, or guaranteed by the Veterans Administration. The timely payment of principal and interest on Ginnie Mae securities is guaranteed by Ginnie Mae and backed by the full faith and credit of the U.S. Government. Freddie Mac is a private corporation chartered by the U.S. Government. Freddie Mac issues participation certificates backed principally by conventional mortgage loans. Freddie Mac guarantees the timely payment of interest and the ultimate return of principal on participation certificates. Fannie Mae is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. Fannie Mae guarantees the timely payment of principal and interest on Fannie Mae securities. Freddie Mac and Fannie Mae securities are not backed by the full faith and credit of the U.S. Government. In September 2008, the Federal Housing Finance Agency was appointed as conservator of Fannie Mae and Freddie Mac. The U.S. Department of the Treasury agreed to provide capital as needed to ensure that Fannie Mae and Freddie Mac continue to provide liquidity to the housing and mortgage markets.

Mortgage-backed securities generally yield less than the loans which underlie such securities because of their payment guarantees or credit enhancements which offer nominal credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize our borrowings or other obligations.

The following table sets forth the composition of our mortgage-backed securities portfolio at each of the dates indicated. The amounts reflect the fair value of our mortgage-backed securities at June 30, 2011 and 2010.

	June 30,	
	2011	**2010**
	(In thousands)	
Fixed rate:		
GNMA	$ 157	$ 205
FHLMC	1,680	2,812
FNMA	37,784	58,004
Total fixed rate	39,621	61,021
Adjustable rate:		
GNMA	115	128
FNMA	732	881
FHLMC	350	422
Total adjustable-rate	1,197	1,431
Total mortgage-backed securities	$40,818	$62,452

Information regarding the contractual maturities and weighted average yield of our mortgage-backed securities portfolio at June 30, 2011 is presented below. Due to repayments of the underlying loans, the actual maturities of mortgage-backed securities generally are substantially less than the scheduled maturities. The amounts reflect the fair value of our mortgage-backed securities at June 30, 2011.

	Amounts at June 30, 2011 which Mature in					
	One Year or Less	Weighted Average Yield	Over One through Five Years	Weighted Average Yield	Over Five Years	Weighted Average Yield
	(In thousands)					
Fixed rate:						
GNMA	$ --	--%	$ 8	10.20%	$ 149	8.30%
FHLMC	--	--	2	9.17	1,678	4.93
FNMA	--	--	--	--	37,784	4.97
Total fixed-rate	--	--	10	10.03	39,611	4.98%
Adjustable rate:						
GNMA	--	--	10	4.47	105	2.53%
FNMA	--	--	3	6.66	729	3.00
FHLMC	--	--	--	--	350	3.05
Total adjustable-rate	--	--	13	4.95	1,184	2.97
Total	$ --	--%	$ 23	7.04%	$ 40,795	4.93%

The following table sets forth the purchases, sales and principal repayments of our mortgage-backed securities during the periods indicated.

	At or For the Year Ended June 30,	
	2011	2010
	(Dollars in thousands)	
Mortgage-backed securities at beginning of period	$ 59,272	$ 89,945
Purchases	3,969	--
Repayments	(14,342)	(14,555)
Sales	(10,103)	(16,420)
Amortizations of premiums and discounts, net	173	302
Mortgage-backed securities at end of period	$ 38,969	$ 59,272
Weighted average yield at end of period	4.93%	4.95%

Sources of Funds

General. Deposits are our primary source of funds for lending and other investment purposes. In addition to deposits, principal and interest payments on loans and investment securities are a source of funds. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may also be used on a short-term basis to compensate for reductions in the availability of funds from other sources and on a longer-term basis for general business purposes.

Deposits. We attract deposits principally from residents of Louisiana and particularly from Caddo Parish and Bossier Parish. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate. We have not solicited deposits from outside Louisiana or paid fees to brokers to solicit funds for deposit. With the introduction of commercial lending in fiscal

2009, we commenced a policy of requiring commercial loan customers to have a deposit account relationship with us. This policy resulted in a significant increase in NOW accounts in fiscal 2011.

We establish interest rates paid, maturity terms, service fees and withdrawal penalties on a periodic basis. Management determines the rates and terms based on rates paid by competitors, the need for funds or liquidity, growth goals and federal regulations. We attempt to control the flow of deposits by pricing our accounts to remain generally competitive with other financial institutions in the market area.

The following table shows the distribution of, and certain other information relating to, our deposits by type of deposit, as of the dates indicated.

	June 30,			
	2011		2010	
	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits
	(Dollars in thousands)			
Certificate accounts:				
0.00% - 0.99%	$ 4,762	3.10%	$ 12	0.01%
1.00% - 1.99%	24,946	16.24	30,309	25.75
2.00% - 2.99%	29,869	19.44	16,734	14.22
3.00% - 3.99%	20,192	13.15	17,497	14.86
4.00% - 4.99%	1,026	0.67	7,865	6.68
5.00% - 5.99%	4,870	3.17	1,473	1.25
Total certificate accounts	85,665	55.77	73,890	62.77
Transaction accounts:				
Passbook savings	7,363	4.79	5,266	4.47
Non-interest bearing demand accounts	14,827	9.65	9,890	8.40
NOW accounts	14,516	9.45	8,240	7.00
Money market	31,245	20.34	20,436	17.36
Total transaction accounts	67,951	44.23	43,832	37.23
Total deposits	$ 153,616	100.00%	$ 117,722	100.00%

The following table shows the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated.

	Year Ended June 30,					
	2011			2010		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in thousands)					
Passbook savings	$ 6,125	$ 25	0.41%	$ 5,588	$ 23	0.41%
Non-interest bearing demand accounts	12,302	--	--	5,940	--	--
NOW accounts	10,384	65	0.63	5,583	22	0.39
Money market	27,542	260	0.94	14,377	183	1.27
Certificates of deposit	78,971	1,929	2.44	67,981	2,010	2.96
Total deposits	$ 135,324	$ 2,279	1.68%	$ 99,469	$ 2,238	2.25%

The following table shows our savings flows during the periods indicated.

	Year Ended June 30,	
	2011	2010
	(In thousands)	
Total deposits at beginning of period	$ 117,722	$ 86,146
Net deposits (withdrawals)	34,221	30,059
Interest credited	1,673	1,517
Total increase in deposits	$ 35,894	$ 31,576

The following table presents, by various interest rate categories and maturities, the amount of certificates of deposit at June 30, 2011.

Certificates of Deposit	Balance at June 30, 2011 Maturing in the 12 Months Ending June 30,				
	2012	2013	2014	Thereafter	Total
	(In thousands)				
0.00% - 0.99%	$ 4,735	$ 27	$ --	$ --	$ 4,762
1.00% - 1.99%	19,129	5,591	226	--	24,946
2.00% - 2.99%	10,516	4,963	7,697	6,693	29,869
3.00% - 3.99%	1,384	3,667	2,039	13,102	20,192
4.00% - 4.99%	323	281	422	--	1,026
5.00% - 5.99%	3,623	1,247	--	--	4,870
Total certificate accounts	$39,710	$15,776	$10,384	$19,795	$85,665

The following table shows the maturities of our certificates of deposit in excess of $100,000 at June 30, 2011 by time remaining to maturity.

	Amount	Weighted Average Rate
	(Dollars in thousands)	
September 30, 2011	$ 4,687	1.75%
December 31, 2011	4,198	1.56
March 31, 2012	2,872	1.78
June 30, 2012	3,955	1.86
After June 30, 2012	15,421	2.78
Total certificates of deposit with balances in excess of $100,000	$31,133	2.25

Borrowings. We may obtain advances from the Federal Home Loan Bank of Dallas upon the security of the common stock we own in that bank and certain of our residential mortgage loans and mortgage-backed and other investment securities, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

As of June 30, 2011, we were permitted to borrow up to an aggregate total of $118.9 million from the Federal Home Loan Bank of Dallas. We had $26.9 million and $31.5 million of Federal Home Loan Bank advances outstanding at June 30, 2011 and 2010, respectively. Additionally, at June 30, 2011, Home Federal Bank was a party to a Master Purchase Agreement with First National Bankers Bank whereby Home Federal Bank may purchase Federal Funds from First National Bankers Bank in an amount not to exceed $10.9 million. There were no amounts purchased under this agreement as of June 30, 2011.

The following table shows certain information regarding our borrowings at or for the dates indicated:

	At or For the Year Ended June 30,	
	2011	2010
	(Dollars in thousands)	
FHLB advances:		
Average balance outstanding	$ 26,630	$ 35,529
Maximum amount outstanding at any month-end during the period	29,326	42,542
Balance outstanding at end of period	26,891	31,507
Average interest rate during the period	3.41%	3.43%
Weighted average interest rate at end of period	2.85%	3.47%

At June 30, 2011, $16.4 million of our borrowings were short-term (maturities of one year or less). Such short-term borrowings had a weighted average interest rate of 2.17% at June 30, 2011.

The following table shows maturities of Federal Home Loan Bank advances at June 30, 2011, for the years indicated:

Years Ending June 30,	Amount
	(In thousands)
2012	$16,422
2013	5,907
2014	1,915
2015	236
2016	247
Thereafter	2,164
Total	$ 26,891

Subsidiaries

At June 30, 2011, the Company had one subsidiary, the Bank. The Bank's only subsidiary at such date was Metro Financial Services, Inc., an inactive, wholly-owned subsidiary.

Employees

Home Federal Bank had 41 full-time employees and three part-time employees at June 30, 2011. None of these employees are covered by a collective bargaining agreement, and we believe that we enjoy good relations with our personnel.

REGULATION

Set forth below is a brief description of certain laws relating to the regulation of Home Federal Bancorp and Home Federal Bank. This description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

General

Home Federal Bank, as a federally chartered savings bank, is subject to federal regulation and oversight by the Office of the Comptroller of the Currency extending to all aspects of its operations. Home Federal Bank also is subject to regulation and examination by the Federal Deposit Insurance Corporation, which insures the deposits of Home Federal Bank to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of the Comptroller of the Currency and are subject to periodic examinations by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The investment and lending authority of savings institutions is prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily are intended for the protection of depositors and not for the purpose of protecting shareholders.

Federal law provides the federal banking regulators, including the Office of the Comptroller of the Currency and Federal Deposit Insurance Corporation, with substantial enforcement powers. The Office of the Comptroller of the Currency's enforcement authority over all savings institutions includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of the Comptroller of the Currency. Any change in these laws and regulations, whether by the Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency or Congress, could have a material adverse impact on Home Federal Bancorp and Home Federal Bank and our operations.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in 2010, the powers of the Office of Thrift Supervision regarding Home Federal Bank, and Home Federal Bancorp transferred to other federal financial institution regulatory agencies on July 21, 2011. See "— Recently Enacted Regulatory Reform." As of the transfer date, all of the regulatory functions related to Home Federal Bank that were under the jurisdiction of the Office of Thrift Supervision transferred to the Office of the Comptroller of the Currency. In addition, as of that same date, all of the regulatory functions related to Home Federal Bancorp, as a savings and loan holding company that were under the jurisdiction of the Office of Thrift Supervision, transferred to the Federal Reserve Board.

2010 Regulatory Reform

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The financial reform and consumer protection act imposes new restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions. In addition, the new law changed the jurisdictions of existing bank regulatory agencies and in particular transferred the regulation of federal savings associations from the Office of Thrift Supervision to the Office of Comptroller of the Currency, effective July 21, 2011. Savings and loan holding companies are now regulated by the Federal Reserve Board. The new law also established an independent federal consumer protection bureau within the Federal Reserve Board. The following discussion summarizes significant aspects of the law that may affect Home Federal Bank and Home Federal Bancorp. Many regulations implementing these changes have not been promulgated, so we cannot determine the full impact on our business and operations at this time.

The following aspects of the financial reform and consumer protection act are related to the operations of Home Federal Bank:

- The Office of Thrift Supervision merged into the Office of the Comptroller of the Currency and the authority of the other remaining bank regulatory agencies were restructured. The federal thrift charter is preserved under the jurisdiction of the Office of the Comptroller of the Currency.

- A new independent consumer financial protection bureau was established within the Federal Reserve Board, empowered to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. Smaller financial institutions, like Home Federal Bank, are subject to the supervision and enforcement of their primary federal banking regulator with respect to the federal consumer financial protection laws.

- Tier 1 capital treatment for "hybrid" capital items like trust preferred securities was eliminated subject to various grandfathering and transition rules.

- The prohibition on payment of interest on demand deposits was repealed, effective July 21, 2011.

- State law is preempted only if it would have a discriminatory effect on a federal savings association or is preempted by any other federal law. The Office of the Comptroller of the Currency must make a preemption determination on a case-by-case basis with respect to a particular state law or other state law with substantively equivalent terms.

- Deposit insurance is permanently increased to $250,000 and unlimited deposit insurance for noninterest-bearing transaction accounts extended through January 1, 2013.

- Deposit insurance assessment base calculation equals the depository institution's total assets minus the sum of its average tangible equity during the assessment period.

- The minimum reserve ratio of the Deposit Insurance Fund increased to 1.35 percent of estimated annual insured deposits or assessment base; however, the Federal Deposit Insurance Corporation is directed to "offset the effect" of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.

The following aspects of the financial reform and consumer protection act are related to the operations of Home Federal Bancorp:

- Authority over savings and loan holding companies transferred to the Federal Reserve Board on July 21, 2011.

- Leverage capital requirements and risk based capital requirements applicable to depository institutions and bank holding companies were extended to thrift holding companies.

- The Federal Deposit Insurance Act was amended to direct federal regulators to require depository institution holding companies to serve as a source of strength for their depository institution subsidiaries.

- The Securities and Exchange Commission is authorized to adopt rules requiring public companies to make their proxy materials available to shareholders for nomination of their own candidates for election to the board of directors.

- Public companies will be required to provide their shareholders with a non-binding vote: (i) at least once every three years on the compensation paid to executive officers, and (ii) at least once every six years on whether they should have a "say on pay" vote every one, two or three years.

- A separate, non-binding shareholder vote will be required regarding golden parachutes for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments.

- Securities exchanges will be required to prohibit brokers from using their own discretion to vote shares not beneficially owned by them for certain "significant" matters, which include votes on the election of directors, executive compensation matters, and any other matter determined to be significant.

- Stock exchanges, which do not include the OTC Bulletin Board, will be prohibited from listing the securities of any issuer that does not have a policy providing for (i) disclosure of its policy on incentive compensation payable on the basis of financial information reportable under the securities laws, and (ii) the recovery from current or former executive officers, following an accounting restatement triggered by material noncompliance with securities law reporting requirements, of any incentive compensation paid erroneously during the three-year period preceding the date on which the restatement was required that exceeds the amount that would have been paid on the basis of the restated financial information.

- Disclosure in annual proxy materials will be required concerning the relationship between the executive compensation paid and the financial performance of the issuer.

- Item 402 of Regulation S-K will be amended to require companies to disclose the ratio of the Chief Executive Officer's annual total compensation to the median annual total compensation of all other employees.

- Smaller reporting companies are exempt from complying with the internal control auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Regulation of Home Federal Bancorp

Home Federal Bancorp, a Louisiana corporation, is a registered savings and loan holding company within the meaning of Section 10 of the Home Owners' Loan Act and is subject to examination and supervision by the Federal Reserve Board as well as certain reporting requirements. In addition, because Home Federal Bank is a subsidiary of a savings and loan holding company, it is, subject to certain restrictions in dealing with us and with other persons affiliated with the Bank.

Holding Company Acquisitions. Home Federal Bancorp is a savings and loan holding company under the Home Owners' Loan Act, as amended. Federal law generally prohibits a savings and loan holding company, without prior approval of the Federal Reserve Board, from acquiring the ownership or control of any other savings institution or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares of the savings institution or savings and loan holding company. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings institution not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the Federal Reserve Board.

The Federal Reserve Board may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Holding Company Activities. Home Federal Bancorp operates as a unitary savings and loan holding company and is permitted to engage only in the activities permitted for financial institution holding companies or for multiple savings and loan holding companies. Multiple savings and loan holding companies are permitted to engage in the following activities: (i) activities permitted for a bank holding company under section 4(c) of the Bank Holding Company Act (unless the Federal Reserve Board prohibits or limits such 4(c) activities); (ii) furnishing or performing management services for a subsidiary savings association; (iii) conducting any insurance agency or escrow business; (iv) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings association; (v) holding or managing properties used or occupied by a subsidiary savings association; (vi) acting as trustee under deeds of trust; or (vii) activities authorized by regulation as of March 5, 1987, to be engaged in by multiple savings and loan holding companies. Under the recently enacted legislation, savings and loan holding companies became subject to statutory capital requirements. While there are no specific restrictions on the payment of dividends or other capital distributions for savings and loan holding companies, federal regulations do prescribe such restrictions on subsidiary savings institutions, as described below. Home Federal Bank will be required to notify the Federal Reserve Board 30 days before declaring any dividend. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Federal Reserve Board and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

All savings associations subsidiaries of savings and loan holding companies are required to meet a qualified thrift lender, or QTL, test to avoid certain restrictions on their operations. If the subsidiary savings institution fails to meet the QTL, as discussed below, then the savings and loan holding company must register with the Federal Reserve Board as a bank holding company, unless the savings institution requalifies as a QTL within one year thereafter.

Federal Securities Laws. Home Federal Bancorp registered its common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934. Home Federal Bancorp is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Securities Exchange Act of 1934. Pursuant to applicable federal banking regulations and our Plan of Conversion and Reorganization, we have agreed to maintain such registration for a minimum of three years following the conversion and offering.

The Sarbanes-Oxley Act. As a public company, Home Federal Bancorp is subject to the Sarbanes-Oxley Act of 2002 which addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our principal executive officer and principal financial officer are required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.

Regulation of Home Federal Bank

General. Home Federal Bank is subject to the regulation of the Office of the Comptroller of the Currency, as its primary federal regulator and the Federal Deposit Insurance Corporation, as the insurer of its deposit accounts, and, to a limited extent, the Federal Reserve Board.

Insurance of Accounts. The deposits of Home Federal Bank are insured to the maximum extent permitted by the Deposit Insurance Fund and are backed by the full faith and credit of the U.S. Government. As insurer, the Federal Deposit Insurance Corporation is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against savings institutions, after giving the Office of the Comptroller of the Currency an opportunity to take such action.

The recently enacted financial institution reform legislation permanently increased deposit insurance on most accounts to $250,000. In addition, pursuant to Section 13(c)(4)(G) of the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation has implemented two temporary programs to provide deposit insurance for the full amount of most noninterest bearing transaction deposit accounts and to guarantee certain unsecured debt of financial institutions and their holding companies. Under the unsecured debt program, the Federal Deposit Insurance Corporation's guarantee expires on the earlier of the maturity date of the debt or December 31, 2012. The unlimited deposit insurance for non-interest-bearing transaction accounts was extended by the recently enacted legislation through the end of 2012 for all insured institutions without a separate insurance assessment (but the cost of the additional insurance coverage will be considered under the risk-based assessment system). Home Federal Bank participates in the temporary liquidity guarantee program.

The Federal Deposit Insurance Corporation's risk-based premium system provides for quarterly assessments. Each insured institution is placed in one of four risk categories depending on supervisory and capital considerations. Within its risk category, an institution is assigned to an initial base assessment rate which is then adjusted to determine its final assessment rate based on its brokered deposits, secured liabilities and unsecured debt. Assessment rates range from seven to 77.5 basis points, with less risky institutions paying lower assessments. The Federal Deposit Insurance Corporation recently amended its deposit insurance regulations (1) to change the assessment base for insurance from domestic deposits to average assets minus average tangible equity and (2) to lower overall assessment rates. The revised assessments rates are between 2.5 to 9 basis points for banks in the lowest risk category and between 30 to 45 basis points for banks in the highest risk category. The amendments became effective for the quarter beginning April 1, 2011 with the new assessment methodology being reflected in the premium invoices due September 30, 2011.

In 2009, the Federal Deposit Insurance Corporation collected a five basis point special assessment on each insured depository institution's assets minus its Tier 1 capital as of June 30, 2009. The amount of our special assessment, which was paid on September 30, 2009, was $65,000. In 2009, the Federal Deposit Insurance Corporation also required insured deposit institutions on December 30, 2009 to prepay 13 quarters of estimated insurance assessments. Our prepayment totaled $326,000. Unlike a special assessment, this prepayment did not immediately affect bank earnings. Banks will book the prepaid assessment as a non-earning asset and record the actual risk-based premium payments at the end of each quarter. In addition, all institutions with deposits insured by the Federal Deposit Insurance Corporation are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the Deposit Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2019.

The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution, including Home Federal Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the Federal Deposit Insurance Corporation. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the Federal Deposit Insurance Corporation. Management is aware of no existing circumstances which would result in termination of Home Federal Bank's deposit insurance.

Regulatory Capital Requirements. Federally insured savings institutions are required to maintain minimum levels of regulatory capital. Current Office of the Comptroller of the Currency capital standards require savings institutions to satisfy a tangible capital requirement, a leverage capital requirement and a risk-based capital requirement. The tangible capital must equal at least 1.5% of adjusted total assets. Leverage capital, also known as "core" capital, must equal at least 3.0% of adjusted total assets for the most highly rated savings associations. An additional cushion of at least 100 basis points is required for all other savings associations, which effectively increases their minimum Tier 1 leverage ratio to 4.0% or more. Under the Office of the Comptroller of the Currency's regulation, the most highly-rated banks are those that the Office of the Comptroller of the Currency determines are strong associations that are not anticipating or experiencing significant growth and have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity and good earnings. Under the risk-based capital requested, "total" capital (a combination of core and "supplementary" capital) must equal at least 8.0% of "risk-weighted" assets. The Office of the Comptroller of the Currency also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

Core capital generally consists of common stockholders' equity (including retained earnings). Tangible capital generally equals core capital minus intangible assets, with only a limited exception for purchased mortgage servicing rights. Home Federal Bank had no intangible assets at June 30, 2011. Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible to national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). These adjustments do not affect Home Federal Bank's regulatory capital.

In determining compliance with the risk-based capital requirement, a savings institution is allowed to include both core capital and supplementary capital in its total capital, provided that the amount of supplementary capital included does not exceed the savings institution's core capital. Supplementary capital generally consists of general allowances for loan losses up to a maximum of 1.25% of risk-weighted assets, together with certain other items. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets. The risk weights range from 0% for cash and securities issued by the U.S. Government or unconditionally backed by the full faith and credit of the U.S. Government to 100% for loans (other than qualifying residential loans weighted at 80%) and repossessed assets.

Savings institutions must value securities available for sale at amortized cost for regulatory capital purposes. This means that in computing regulatory capital, savings institutions should add back any unrealized losses and deduct any unrealized gains, net of income taxes, on debt securities reported as a separate component of capital, as defined by generally accepted accounting principles.

At June 30, 2011, Home Federal Bank exceeded all of its regulatory capital requirements, with tangible, core and risk-based capital ratios of 18.18%, 18.18% and 35.17%, respectively.

Any savings institution that fails any of the capital requirements is subject to possible enforcement actions by the Office of the Comptroller of the Currency or the Federal Deposit Insurance Corporation. Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on the institution's operations, termination of federal deposit insurance and the appointment of a conservator or receiver. The Office of the Comptroller of the Currency's capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

Prompt Corrective Action. The following table shows the amount of capital associated with the different capital categories set forth in the prompt corrective action regulations.

Capital Category	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	6% or more	5% or more
Adequately capitalized	8% or more	4% or more	4% or more
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%

In addition, an institution is "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well-capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the Federal Deposit Insurance Corporation may not reclassify a significantly undercapitalized institution as critically undercapitalized).

An institution generally must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

At June 30, 2011, Home Federal Bank was deemed a well-capitalized institution for purposes of the prompt corrective action regulations and as such is not subject to the above mentioned restrictions.

Capital Distributions. Office of the Comptroller of the Currency regulations govern capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for Office of the Comptroller of the Currency approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or Office of the Comptroller of the Currency-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a savings and loan holding company (as well as certain other institutions) must still file a notice with the Office of the Comptroller of the Currency at least 30 days before the board of directors declares a dividend or approves a capital distribution.

An institution that either before or after a proposed capital distribution fails to meet its then applicable minimum capital requirement or that has been notified that it needs more than normal supervision may not make any capital distributions without the prior written approval of the Office of the Comptroller of the Currency. In addition, the Office of the Comptroller of the Currency may prohibit a proposed capital distribution, which would otherwise be permitted by Office of the Comptroller of the Currency regulations, if the Office of the Comptroller of the Currency determines that such distribution would constitute an unsafe or unsound practice.

Under federal rules, an insured depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it is already undercapitalized. In addition, federal regulators have the authority to restrict or prohibit the payment of dividends for safety and soundness reasons. The FDIC also prohibits an insured depository institution from paying dividends on its capital stock or interest on its capital notes or debentures (if such interest is required to be paid only out of net profits) or distributing any of its capital assets while it remains in default in the payment of any assessment due the FDIC. Home Federal Bank is currently not in default in any assessment payment to the FDIC.

Qualified Thrift Lender Test. All savings institution subsidiaries of savings and loan holding companies are required to meet a qualified thrift lender, or QTL, test to avoid certain restrictions on their operations. A savings institution can comply with the QTL test by either qualifying as a domestic building and loan association as defined in the Internal Revenue Code or meeting the Office of the Comptroller of the Currency QTL test. Currently, the Office of the Comptroller of the Currency QTL test requires that 65% of an institution's "portfolio assets" (as defined) consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. To be a qualified thrift lender under the IRS test, the savings institution must meet a "business operations test" and a "60 percent assets test," each defined in the Internal Revenue Code.

If a savings association fails to remain a QTL, it is immediately prohibited from the following:

- Making any new investments or engaging in any new activity not allowed for both a national bank and a savings association;
- Establishing any new branch office unless allowable for a national bank; and
- Paying dividends unless allowable for a national bank.

Any company that controls a savings institution that is not a qualified thrift lender must register as a bank holding company within one year of the savings institution's failure to meet the QTL test. Three years from the date a savings association should have become or ceases to be a QTL, the institution must dispose of any investment or not engage in any activity unless the investment or activity is allowed for both a national bank and a savings association. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, a savings institution not in compliance with the QTL test is also prohibited from paying dividends and is subject to an enforcement action for violation of the Home Owners' Loan Act, as amended.

At June 30, 2011, Home Federal Bank believes that it meets the requirements of the QTL test.

Community Reinvestment Act. All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution's failure to comply with the provisions of the Community Reinvestment Act could result in restrictions on its activities. Home Federal Bank received a "satisfactory" Community Reinvestment Act rating in its most recently completed examination.

Limitations on Transactions with Affiliates. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners' Loan Act. An affiliate of a savings association is any company or entity which controls the savings association or that is controlled by a company that controls the savings association. In a holding company context, the holding company of a savings association (such as Home Federal Bancorp) and any companies which are controlled by such holding company are affiliates of the savings association. Generally, Section 23A limits the extent to which the savings association or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such association's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to "covered transactions" as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the savings association as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a savings association to an affiliate. In addition to the restrictions imposed by Sections 23A and 23B, a savings association is prohibited from (i) making a loan or other extension of credit to an affiliate, except for any affiliate which engages only in certain activities which are permissible for bank holding companies, or (ii) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

In addition, Sections 22(g) and (h) of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners' Loan Act place restrictions on loans to executive officers, directors and principal shareholders of the savings association and its affiliates. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% shareholder of a savings association, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the savings association's loans to one borrower limit (generally equal to 15% of the association's unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal shareholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the association and (ii) does not give preference to any director, executive officer or principal shareholder, or certain affiliated interests of either, over other employees of the savings association. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings association to all insiders cannot exceed the association's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. Home Federal Bank currently is subject to Section 22(g) and (h) of the Federal Reserve Act and at June 30, 2011, was in compliance with the above restrictions.

Anti-Money Laundering. All financial institutions, including savings associations, are subject to federal laws that are designed to prevent the use of the U.S. financial system to fund terrorist activities. Financial institutions operating in the United States must develop anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs are intended to supplement compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. Home Federal Bank has established policies and procedures to ensure compliance with these provisions.

Federal Home Loan Bank System. Home Federal Bank is a member of the Federal Home Loan Bank of Dallas, which is one of 12 regional Federal Home Loan Banks that administers a home financing credit function primarily for its members. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. The Federal Home Loan Bank of Dallas is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members (*i.e.*, advances) in accordance with policies and procedures established by the board of directors of the Federal Home Loan Bank. At June 30, 2011, Home Federal Bank had $26.9 million of Federal Home Loan Bank advances and $92.0 million available on its credit line with the Federal Home Loan Bank.

As a member, Home Federal Bank is required to purchase and maintain stock in the Federal Home Loan Bank of Dallas in an amount equal to 0.06% of its total assets. At June 30, 2011, Home Federal Bank had $1.3 million in Federal Home Loan Bank stock, which was in compliance with the applicable requirement.

The Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of Federal Home Loan Bank dividends paid in the past and could do so in the future. These contributions also could have an adverse effect on the value of Federal Home Loan Bank stock in the future.

Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. The required reserves must be maintained in the form of vault cash or an account at a Federal Reserve Bank. At June 30, 2011, Home Federal Bank had met its reserve requirement.

TAXATION

Federal Taxation

General. Home Federal Bancorp and Home Federal Bank are subject to federal income taxation in the same general manner as other corporations with some exceptions listed below. The following discussion of federal and state income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the applicable tax rules. Home Federal Bank's tax returns have not been audited during the past five years.

Method of Accounting. For federal income tax purposes, Home Federal Bank reports income and expenses on the accrual method of accounting and used a June 30 tax year in 2010 for filing its federal income tax return.

Bad Debt Reserves. The Small Business Job Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings associations, effective for taxable years beginning after 1995. Prior to that time, Home Federal Bank was permitted to establish a reserve for bad debts and to make additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at taxable income. As a result of the Small Business Job Protection Act of 1996, savings associations must use the experience method in computing their bad debt deduction beginning with their 1996 federal tax return. In addition, federal legislation required the recapture over a six year period of the excess of tax bad debt reserves at December 31, 1995 over those established as of December 31, 1987.

Taxable Distributions and Recapture. Prior to the Small Business Job Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if Home Federal Bank failed to meet certain thrift asset and definitional tests. New federal legislation eliminated these savings association related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should Home Federal Bank make certain non-dividend distributions or cease to maintain a bank charter.

At June 30, 2011, the total federal pre-1988 reserve was approximately $3.3 million. The reserve reflects the cumulative effects of federal tax deductions by Home Federal Bank for which no federal income tax provisions have been made.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences. The alternative minimum tax is payable to the extent such alternative minimum tax income is in excess of the regular income tax. Net operating losses, of which Home Federal Bank has none, can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Home Federal Bank has not been subject to the alternative minimum tax or any such amounts available as credits for carryover.

Corporate Dividends-Received Deduction. Home Federal Bancorp may exclude from its income 100% of dividends received from Home Federal Bank as a member of the same affiliated group of corporations. The corporate dividends received deduction is 80% in the case of dividends received from corporations which a corporate recipient owns less than 80%, but at least 20% of the distribution corporation. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received.

State Taxation

Home Federal Bancorp is subject to the Louisiana Corporation Income Tax based on our Louisiana taxable income. The Corporation Income Tax applies at graduated rates from 4% upon the first $25,000 of Louisiana taxable income to 8% on all Louisiana taxable income in excess of $200,000. For these purposes, "Louisiana taxable income" means net income which is earned by us within or derived from sources within the State of Louisiana, after adjustments permitted under Louisiana law, including a federal income tax deduction. In addition, Home Federal Bank will be subject to the Louisiana Shares Tax which is imposed on the assessed value of a company's stock. The formula for deriving the assessed value is to calculate 15% of the sum of:

(a) 20% of our capitalized earnings, plus

(b) 80% of our taxable stockholders' equity, minus

(c) 50% of our real and personal property assessment.

Various items may also be subtracted in calculating a company's capitalized earnings.

Item 1A. Risk Factors

Not applicable.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We currently conduct business from our main office, two full-service banking offices and one agency office located in Shreveport, Louisiana and one full-service banking office located in Bossier City, Louisiana. The following table sets forth certain information relating to Home Federal Bank's offices and two parcels of land for future branch offices at June 30, 2011.

Description/Address	Leased/Owned	Net Book Value of Property	Amount of Deposits
		(In thousands)	
Building			
624 Market Street Shreveport, LA	Owned	$ 225	$ 51,971
Building/ATM			
6363 Youree Dr. Shreveport, LA	Owned(1)	308	63,164
Building/ATM			
9300 Mansfield Rd., Suite 101 Shreveport, LA	Leased	51	29,716
Building/ATM			
2555 Viking Drive Bossier City, LA	Owned	2,394	8,765
Agency Office			
6425 Youree Drive, Suite 100 Shreveport, LA	Leased	25	—
Lot 2			
River Crest, Unit #1 Bossier Parish, LA	Owned	436	—

(1) The building is owned but the land is subject to an operating lease which was renewed on November 30, 2008 for a five-year period.

Item 3. Legal Proceedings

Home Federal Bancorp and Home Federal Bank are not involved in any pending legal proceedings other than nonmaterial legal proceedings occurring in the ordinary course of business.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Home Federal Bancorp's common stock is traded on the Nasdaq Capital Market under the symbol "HFBL."

Presented below is the high and low sales price information for Home Federal Bancorp's common stock and cash dividends declared for the periods indicated. Information for periods prior to the conversion on reorganization completed on December 22, 2010 have been restated to reflect current period amounts.

Quarter Ended	Stock Price per Share High	Stock Price per Share Low	Cash Dividends per Share
Fiscal 2011:			
June 30, 2011	$ 14.00	$ 12.75	$ 0.06
March 31, 2011	13.30	11.76	0.06
December 31, 2010	12.19	9.60	0.05
September 30, 2010	10.99	8.45	0.05
Fiscal 2010:			
June 30, 2010	$ 9.87	$ 8.78	$ 0.05
March 31, 2010	9.38	8.23	0.05
December 31, 2009	9.87	8.12	0.05
September 30, 2009	8.78	6.92	0.05

At September 26, 2011, Home Federal Bancorp had 205 shareholders of record.

The information for all equity based and individual compensation arrangements is incorporated by reference from Item 11 hereof.

(b) Not applicable.

(c) Not applicable:

Item 6. Selected Financial Data

Set forth below is selected consolidated financial and other data of Home Federal Bancorp. The information at or for the years ended June 30, 2011 and 2010 is derived in part from the audited financial statements that appear in this Form 10-K. The information at or for the years ended June 30, 2009, 2008 and 2007, is also derived from audited financial statements that do not appear in this Form 10-K.

	At June 30,				
	2011	2010	2009	2008	2007
	(In thousands)				
Selected Financial and Other Data:					
Total assets	$233,320	$185,145	$154,766	$137,715	$118,785
Cash and cash equivalents	9,599	8,837	10,007	7,363	3,972
Securities available for sale	75,039	63,688	92,647	96,324	83,752
Securities held to maturity	5,725	2,138	2,184	1,688	1,408
Loans held-for-sale	6,653	13,403	1,277	852	--
Loans receivable, net	125,371	93,056	46,948	28,263	26,689
Deposits	153,616	117,722	86,146	78,359	77,710
Federal Home Loan Bank advances	26,891	31,507	35,997	26,876	12,368
Total Stockholders' equity	51,183	33,365	31,310	27,874	27,812

	As of or for the Year Ended June 30,				
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share amounts)				
Selected Operating Data:					
Total interest income	$ 10,297	$ 9,169	$ 7,596	$ 7,004	$ 6,590
Total interest expense	3,186	3,458	3,838	3,968	3,448
Net interest income	7,111	5,711	3,758	3,036	3,142
Provision for loan losses	353	36	240	--	1
Net interest income after provision for loan losses	6,758	5,675	3,518	3,036	3,141
Total non-interest income	2,630	864	363	198	240
Total non-interest expense(1)	6,512	5,196	3,113	3,359	2,417
Income (loss) before income tax expense (benefit)	2,876	1,343	768	(125)	964
Income tax expense (benefit)	938	673	(253)	(43)	327
Net income (loss)	$ 1,938	$ 670	$ 515	$ (82)	$ 637
Earnings (loss) per share of common stock:					
Basic	$ 0.67	$ 0.21	$ 0.16	$ (0.03)	$ 0.19
Diluted	$ 0.67	$ 0.21	$ 0.16	$ (0.03)	$ 0.19
Selected Operating Ratios(2):					
Average yield on interest-earning assets	5.22%	5.59%	5.21%	5.39%	5.69%
Average rate on interest-bearing liabilities	2.13	2.68	3.32	4.00	3.84
Average interest rate spread(3)	3.09	2.91	1.89	1.39	1.85
Net interest margin(3)	3.60	3.48	2.58	2.33	2.71
Average interest-earning assets to average interest-bearing liabilities	131.85	127.01	126.37	131.06	128.93
Net interest income after provision for loan losses to non-interest expense	103.78	109.22	113.01	90.38	129.95
Total non-interest expense to average assets	3.13	3.08	2.09	2.52	2.00
Efficiency ratio(4)	69.37	79.46	80.21	103.87	71.49
Return on average assets	0.93	0.40	0.35	(0.06)	0.53
Return on average equity	4.47	2.09	1.70	(0.25)	2.13
Average equity to average assets	20.86	18.98	20.35	24.83	24.82
Dividend payout ratio	26.37	43.73	57.86	--	52.90

(Footnotes on following page)

	As of or for the Year Ended June 30,				
	2011	2010	2009	2008	2007
Selected Quality Ratios(5):					
Non-performing loans as a percent of total loans receivable	0.09%	0.38%	0.72%	--%	0.46%
Non-performing assets as a percent of total assets	0.05	0.19	0.23	0.04	0.10
Allowance for loan losses as a percent of total loans receivable	0.67	0.52	0.98	0.82	0.92
Net charge-offs to average loans receivable	--	0.02	0.03	--	--
Allowance for loan losses as a percent of non-performing loans	738.60	135.83	133.52	--	202.59
Bank Capital Ratios(5):					
Tangible capital ratio	18.18%	16.47%	18.93%	20.21%	22.79%
Core capital ratio	18.18	16.47	18.93	20.21	22.79
Total capital ratio	35.17	33.67	54.77	73.08	80.63
Other Data:					
Full service offices	5	4	4	3	3
Employees (full-time)	41	39	22	17	17

(1) Includes merger and stock issuance related expense of $133,000 and $883,000 for the years ended June 30, 2009 and 2008, respectively.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(3) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(5) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Our profitability also depends, to a lesser extent, on non-interest income, provision for loan losses, non-interest expenses and federal income taxes. Home Federal Bancorp, Inc. of Louisiana had net income of $1.9 million in fiscal 2011compared to net income of $670,000 in fiscal 2010.

Historically, our business consisted primarily of originating single-family real estate loans secured by property in our market area. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans. During fiscal 2009, we hired three commercial loan officers and began to offer commercial real estate loans, commercial business loans and real estate secured lines of credit which typically have higher rates and shorter.terms than single-family loans. Although our loans continue to be primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts, it is now our policy to require commercial customers to have a deposit relationship with us, which has increased our balance of NOW accounts in recent periods. The combination of these factors has resulted in higher interest rate spreads in fiscal 2011. Due to the low interest rate environment, we have sold substantially all of our fixed rate single-family residential loan originations in recent periods. We have also sold investment securities as available-for-sale to realize gains in the portfolio. Because of a decrease in our cost of funds and the volume increase of interest earning assets, our net interest margin increased during fiscal 2011 and our net interest income increased to $7.1 million for fiscal 2011 as compared to $5.7 million for fiscal 2010. We expect to continue to emphasize consumer and commercial lending in the future in order to improve the yield on our portfolio. In July,

2009, we began offering security brokerage and advisory services at our new agency office through Tipton Wealth Management. In the future, we expect to continue to diversify our services and may add an annuity product at our branch offices and brokered certificates of deposit also offered through Tipton Wealth Management.

Home Federal Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

Business Strategy

Our business strategy is focused on operating a growing and profitable community-oriented financial institution. Our current business strategy includes:

- **Continuing to Grow and Diversify Our Loan Portfolio** by, among other things, emphasizing our origination of commercial real estate and business loans. Home Federal Bancorp's traditional lending activity historically had been concentrated on the origination of single-family residential loans and, to a lesser degree, consumer loans. Beginning in 2009, we hired three senior commercial loan officers to develop a loan portfolio more consistent with that of a community bank. At June 30, 2011, our commercial real estate loans amounted to $32.8 million, or 25.9% of the total loan portfolio, compared to $15.4 million, or 16.4% at June 30, 2010. Our commercial business loans at June 30, 2011 amounted to $10.2 million or 8.1% of the total loan portfolio compared to $9.5 million, or 10.1% at June 30, 2010. Commercial real estate, commercial business, construction and development and consumer loans all typically have higher yields and are more interest sensitive than long-term single-family residential mortgage loans. We plan to continue to grow and diversify our loan portfolio, and we intend to continue to grow our holdings of commercial real estate and business loans.

- **Diversify Our Products and Services.** We intend to continue to emphasize increasing the amount of our commercial business products to provide a full-service banking relationship to our commercial customers. We have also introduced mobile and Internet banking and remote deposit capture, to better serve our commercial clients. Additionally, we have developed new deposit products focused on expanding our deposit base to new types of customers.

- **Managing Our Expenses.** In recent periods, we have incurred significant additional expenses related to personnel and infrastructure. While our total non-interest expense increased $1.3 million in fiscal 2011 compared to 2010, we expect such increases will moderate in the future.

- **Enhancing Core Earnings.** We expect to improve our interest rate spread by emphasizing commercial real estate and business loans which generally bear interest rates higher than residential real estate loans and selling most of our fixed rate residential mortgage loan originations. The weighted average yield on our loan portfolio for the year ended June 30, 2011 was 6.62% and average interest rate spread for the year ended June 30, 2011 was 3.09% as compared to 2.91% for the year ended June 30, 2010.

- **Expanding Our Franchise in our Market Area and Contiguous Communities.** We intend to pursue opportunities to expand our market area by opening additional *de novo* banking offices and possibly, through acquisitions of other financial institutions and banking related businesses (although we have no current plans, understandings or agreements with respect to any specific acquisitions). We expect to focus on contiguous areas to our current locations in Caddo and Bossier Parishes. Our first branch office in North Bossier opened in October 2010 and we may develop a site in South Bossier in the future.

- **Maintain Our Asset Quality.** At June 30, 2011, our non-performing assets totaled $114,000 or 0.05% of total assets. We had no real estate owned or troubled debt restructurings at June 30, 2011. We intend to continue to stress maintaining high asset quality even as we continue to grow our institution and diversity our loan portfolio.

- **Cross-Selling Products and Services and Emphasizing Local Decision.** We have promoted cross-selling products and services in our branch offices and emphasized our local decision making and streamlined loan approval process.

Critical Accounting Policies

In reviewing and understanding financial information for Home Federal Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements. These policies are described in Note 1 of the notes to our consolidated financial statements included in Item 8 of this document. Our accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Allowance for Loan Losses. We have identified the evaluation of the allowance for loan losses as a critical accounting policy where amounts are sensitive to material variation. The allowance for loan losses represents management's estimate for probable losses that are inherent in our loan portfolio but which have not yet been realized as of the date of our consolidated balance sheet. It is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectability of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience. All of these estimates may be susceptible to significant changes as more information becomes available.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management's initial estimates. In addition, the Office of the Comptroller of the Currency as an integral part of their examination processes, periodically reviews our allowance for loan losses. The Office of the Comptroller of the Currency may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Income Taxes. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws. Realizing our deferred tax assets principally depends upon our achieving projected future taxable income. We may change our judgments regarding future profitability due to future market conditions and other factors. We may adjust our deferred tax asset balances if our judgments change.

Changes in Financial Condition

Home Federal Bancorp's total assets increased $48.2 million, or 26.0%, to $233.3 million at June 30, 2011 compared to $185.1 million at June 30, 2010. This increase was primarily due to an increase in loans receivable, net of $32.3 million, an increase in investment securities of $14.9 million, an increase of $5.6 million in cash surrender value of bank owned life insurance, an increase in premises and equipment of $888,000 and an increase in cash and cash equivalents of $762,000, compared to the prior year. These increases were partially offset by a decrease in loans available-for-sale of $6.8 million.

Loans receivable, net increased $32.3 million, or 34.7%, from $93.1 million at June 30, 2010 to $125.4 million at June 30, 2011. The increase in loans receivable, net was attributable primarily to increases in commercial real estate of $17.3 million, land loans of $2.8 million, construction loans of $2.5 million and commercial business loans of $783,000, at June 30, 2011 compared to June 30, 2010. One-to-four family residential loans increased $9.3 million, and home equity and second mortgage loans decreased $1.4 million at June 30, 2011 compared to the prior year period. At June 30, 2011, the balance of purchased loans approximated $8.8 million, which consisted solely of one-to-four family residential loans, including $8.7 million of loans from the mortgage originator in Arkansas. We did not purchase any loans in fiscal 2010 or 2011.

As part of implementing our business strategy, in recent periods we diversified the loan products we offer and increased our efforts to originate higher yielding commercial real estate loans and lines of credit and commercial business loans. In February 2009, we hired three commercial loan officers and began offering commercial real estate loans and lines of credit and commercial business loans which were deemed attractive due to their generally higher yields and shorter anticipated lives compared to single-family residential mortgage loans. As of June 30, 2011, Home Federal Bank had $32.8 million of commercial real estate loans and $10.2 million of commercial business loans compared to $15.4 million of commercial real estate loans and $9.5 million of commercial business loans at June 30, 2010. Although commercial loans are generally considered to have greater credit risk than other certain types of loans, we attempt to mitigate such risk by originating such loans in our market area to known borrowers.

Securities available-for-sale increased $11.4 million, or 17.8%, from $63.7 million at June 30, 2010 to $75.0 million at June 30, 2011. This increase resulted primarily from new investment acquisitions of $36.9 million, partially offset by the sale of securities, normal principal paydowns, and by market value declines in the portfolio. During the past two years, there have been significant loan prepayments due to the heavy volume of loan refinancing. However, with interest rates at their cyclical lows, management is reluctant to invest in long-term, fixed rate mortgage loans for the portfolio and instead sold the majority of the long-term, fixed rate mortgage loan production. Prior to fiscal 2010, we attempted to strengthen our interest-rate risk position and favorably structure our balance sheet to take advantage of a rising rate environment by purchasing investment securities classified as available-for-sale. New investment acquisitions during fiscal 2011 consisted of U.S. Government Agency Notes maturing within three years.

Cash and cash equivalents increased $762,000, or 8.6%, from $8.8 million at June 30, 2010 to $9.6 million at June 30, 2011. The net increase in cash and cash equivalents was attributable primarily to the growth in our deposits and sales and principal payments from our securities, offset by the funding of our loan growth and repayment of advances from the Federal Home Loan Bank.

Total liabilities increased $30.4 million, or 20.0%, from $151.8 million at June 30, 2010 to $182.1 million at June 30, 2011 due primarily to an increase of $35.9 million, or 30.5%, in our deposits, offset by a decrease in advances from the Federal Home Loan Bank of $4.6 million, or 14.7%. The increase in deposits was attributable primarily to increases in our NOW Accounts, money market accounts and certificates of deposit. Money market accounts increased $10.8 million as the result of an expansion of commercial deposit accounts. Certificates of deposit increased $11.8 million, or 15.9%, from $73.9 million at June 30, 2010 to $85.7 million at June 30, 2011. NOW accounts increased $6.3 million from $8.2 million at June 30, 2010 to $14.5 million at June 30, 2011 and non-interest bearing deposit accounts increased $4.9 million from $9.9 million at June 30, 2010 to $14.8 million at June 30, 2011.

Stockholders' equity increased $17.8 million, or 53.4%, to $51.2 million at June 30, 2011 from $33.4 million at June 30, 2010, due primarily to net proceeds from common stock issuance of $16.9 million from our second step conversion offering completed on December 22, 2010, net income of $1.9 million for the year ended June 30, 2011, and the vesting of restricted stock awards, stock options and release of employee stock ownership plan shares totaling $233,000. These increases were partially offset by decrease in the Company's accumulated other comprehensive income of $670,000, dividends paid of $511,000 and treasury stock acquisitions of $46,000 during the year ended June 30, 2011. The change in accumulated other comprehensive income was primarily due to the change in net unrealized loss on securities available for sale due to recent declines in interest rates. The net unrealized loss on securities available-for-sale is affected by interest rate fluctuations. Generally, an increase in interest rates will have an adverse impact while a decrease in interest rates will have a positive impact.

Average Balances, Net Interest Income, Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

		June 30,					
		2011			2010		
	Yield/ Rate at June 30, 2011	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
		(Dollars in thousands)					
Interest-earning assets:							
Investment securities	2.91%	$ 67,024	$ 2,627	3.92%	$ 78,880	$ 3,942	5.00%
Loans receivable	5.65	115,505	7,647	6.62	77,879	5,218	6.70
Interest-earning deposits	0.19	14,793	23	0.16	7,163	9	0.13
Total interest-earning assets	4.46%	197,322	10,297	5.22%	163,922	9,169	5.59%
Non-interest-earning assets		10,444			4,787		
Total assets		$ 207,766			$ 168,709		
Interest-bearing liabilities:							
Savings accounts	0.52%	6,125	25	0.41%	5,588	23	0.41%
NOW accounts	0.84	10,384	65	0.63	5,583	22	0.39
Money market accounts	0.96	27,542	260	0.94	14,377	183	1.27
Certificate accounts	2.34	78,971	1,929	2.44	67,981	2,010	2.96
Total deposits	1.78	123,022	2,279	1.85	93,529	2,238	2.39
FHLB advances	2.85	26,630	907	3.41	35,529	1,219	3.43
Total interest-bearing liabilities	1.95%	149,652	3,186	2.13%	129,058	3,457	2.68%
Non-interest-bearing liabilities:							
Non-interest bearing demand accounts		12,302			5,940		
Other liabilities		2,473			1,696		
Total liabilities		164,427			136,694		
Total Stockholders' Equity(1)		43,339			32,015		
Total liabilities and equity		$ 207,766			$ 168,709		
Net interest-earning assets		$ 47,670			$ 34,864		
Net interest income; average interest rate spread(2)			$ 7,111	3.09%		$ 5,712	2.91%
Net interest margin(3)				3.60%			3.48%
Average interest-earning assets to average interest-bearing liabilities				131.85%			127.01%

(1) Includes retained earnings and accumulated other comprehensive loss.
(2) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.
(3) Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Home Federal Bancorp's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by current year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	2011 vs. 2010			2010 vs. 2009		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
			(In thousands)			
Interest income:						
Investment securities	$ (723)	$ (593)	$ (1,316)	$ 39	$ (1,427)	$ (1,388)
Loans receivable, net	(92)	2,521	2,429	(126)	3,103	2,977
Interest-earning deposits	5	10	15	(23)	7	(16)
Total interest-earning assets	(810)	1,938	1,128	(110)	1,683	1,573
Interest expense:						
Savings accounts	--	2	2	(3)	(1)	(4)
NOW accounts	22	21	43	(9)	10	1
Money market accounts	(90)	167	77	55	90	145
Certificate accounts	(406)	325	(81)	(605)	239	(366)
Total deposits	(474)	515	41	(562)	338	(224)
FHLB advances	(8)	(305)	(313)	(145)	(12)	(157)
Total interest-bearing liabilities	(482)	210	(272)	(707)	326	(381)
Increase (Decrease) in net interest income	$ (328)	$ 1,728	$ 1,400	$ 597	$ 1,357	$ 1,954

Comparison of Operating Results for the Years Ended June 30, 2011 and 2010

General. Net income amounted to $1.9 million for the year ended June 30, 2011, reflecting an increase of $1.3 million compared to net income of $670,000 for the year ended June 30, 2010. This increase was due to an increase of $1.8 million in non-interest income and a $1.1 million increase in net interest income after provision for loan losses, offset by an increase of $1.3 million in non-interest expense, an increase of $265,000 in the provision for income taxes.

Net Interest Income. Net interest income amounted to $7.1 million for fiscal year 2011, an increase of $1.4 million, or 24.5%, compared to $5.7 million for fiscal year 2010. The increase was due primarily to an increase of $1.1 million in total interest income, and a $272,000 decrease in interest expense.

The average interest rate spread increased from 2.91% for fiscal 2010 to 3.09% for fiscal 2011 while the average balance of net interest-earning assets increased from $34.9 million to $47.7 million during the same periods. The percentage of average interest-earning assets to average interest-bearing liabilities increased to 131.85% for fiscal 2011 compared to 127.01% for fiscal 2010. The increase in the average interest rate spread reflects the decline in interest rates paid on interest bearing liabilities. Home Federal Bancorp's average cost of funds decreased 59 basis points in fiscal 2011 compared to fiscal 2010. Lower certificate of deposit interest rates in our market area led us to decrease the average rates paid on certificates of deposit 55 basis points in fiscal 2011 compared to fiscal 2010. Net interest margin increased to 3.60% in fiscal 2011 compared to 3.48% for fiscal 2010.

Interest income increased $1.1 million, or 12.3%, to $10.3 million for fiscal 2011 compared to $9.2 million for fiscal 2010. Such increase was primarily due to an increase in the average balance of loans receivable. A decrease in average yields on interest earning assets primarily resulted from the decrease in the average balance of investment securities due to security sales and normal principal payments and the purchase of low yielding short term U.S. Government agency securities. The increase in the average balance of loans receivable was primarily due to new loans originated by our new commercial lending activities. The average yield of the loan portfolio decreased 8 basis points during fiscal 2011.

Interest expense decreased $272,000, or 7.9%, to $3.2 million for fiscal 2011 compared to fiscal 2010 primarily as a result of decreases in the average rates paid on interest-bearing liabilities, partially offset by increases in the average balance of interest-bearing deposits.

Provision for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to earnings as losses are estimated to have occurred in our loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan. If the fair value of the collateral is less than the recorded investment in the loan, we will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those loans which are in excess of ninety days delinquent. The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received. When, in management's judgment, the borrower's ability to make interest and principal payments is back to normal, the loan is returned to accrual status.

A provision of $353,000 was made to the allowance during fiscal 2011, primarily in response to our increase in commercial lending during this period compared to a provision of $36,000 in fiscal 2010. We held two residential mortgage loans at June 30, 2011 classified as substandard compared to two also at June 30, 2010.

Non-Interest Income. Non-interest income amounted to $2.6 million for the year ended June 30, 2011, an increase of $1.8 million, or 204.4%, compared to non-interest income of $864,000 for the year ended June 30, 2010. The increase was primarily due to a $1.2 million increase in gain on sale loans, a $352,000 increase in other non-interest income and the reduction of an impairment charge on investment securities of $627,000, partially offset by a decrease of $394,000 in gain on sale of investments.

Non-Interest Expense. Non-interest expense increased $1.3 million, or 25.3%, in fiscal 2011, largely due to increases in compensation and benefits of $685,000, data processing expense of $121,000, occupancy expenses of $144,000 and advertising expenses of $120,000. The increase in compensation and benefits expense was primarily attributable to the hiring of new loan officers, additional personnel and operating costs associated with our new and expanding commercial loan activities. Non-interest expense also increased as a result of increases in deposit insurance premiums, examination fees, bankshares tax, and other general overhead expenses, including printing and office supplies expense.

Provision for Income Tax Expense. The provision for income taxes amounted to $938,000 and $673,000 for the fiscal years ended June 30, 2011 and 2010, respectively. Our effective tax rate was 32.6% for fiscal 2011 and 50.11% for fiscal 2010. The effective tax rate for fiscal 2011 was above the maximum 34% corporation tax rate because no future deferred tax benefit on investment losses could be recognized.

Exposure to Changes in Interest Rates

Our ability to maintain net interest income depends upon our ability to earn a higher yield on interest-earning assets than the rates we pay on deposits and borrowings. Our interest-earning assets consist primarily of securities available-for-sale and long-term residential and commercial mortgage loans which have fixed rates of interest. Consequently, our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.

Although long-term, fixed-rate mortgage loans made up a significant portion of our interest-earning assets at June 30, 2011, we sold a substantial amount of our loans we originated for sale and maintained a significant portfolio of securities available-for-sale during the past few years in order to better position Home Federal Bancorp for a rising rate environment in the long term. At June 30, 2011 and 2010, securities available-for-sale amounted to $75.0 million and $63.7 million, respectively, or 32.2% and 34.4%, respectively, of total assets at such dates. In the third fiscal quarter, we changed our interest rate risk management model which included the laddering of approximately $36.0 million in investment securities with the earliest maturity of 45 days and longest maturity of 24 months. In August 2011, after the Federal Open Market Committee announced that it anticipated economic conditions, including low rates of resource utilization and a subdued outlook for inflation over the medium term, are likely to warrant exceptionally low levels for the federal funds rate at least through mid-2013, we discontinued our laddering strategy and invested in long-term, higher yielding mortgage backed securities with a structured adjustable rate note.

Quantitative Analysis. The Office of the Comptroller of the Currency provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of the Comptroller of the Currency which show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

Net Portfolio Value. Our interest rate sensitivity is monitored by management through the use of a model which internally generates estimates of the change in our net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The following table sets forth our NPV as of June 30, 2011:

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change
			(Dollars in thousands)		
300	$39,894	$(7,940)	(16.60)%	18.03%	(2.36)%
200	42,999	(4,835)	(10.11)	19.03	(1.36)
100	45,710	(2,124)	(4.44)	19.83	(0.56)
Static	47,833	--	--	20.39	--
(50)	48,363	529	1.11	20.48	0.09
(100)	49,000	1,166	2.44	20.63	0.24

Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed our cost of funds. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have underwritten our mortgage loans to allow for their sale in the secondary market. Total loan originations amounted to $194.0 million for fiscal 2011 and $168.7 million for fiscal 2010, while loans sold amounted to $116.5 million and $71.6 million during the same respective periods. More significantly, we have invested excess funds from loan payments and prepayments and loan sales in investment securities classified as available-for-sale. As a result, Home Federal Bancorp is not as susceptible to rising interest rates as it would be if its interest-earning assets were primarily comprised of long-term fixed rate mortgage loans. With respect to its floating or adjustable rate loans, Home Federal Bancorp writes interest rate floors and caps into such loan documents. Interest rate floors limit our interest rate risk by limiting potential decreases in the interest yield on an adjustable rate loan to a certain level. As a result, we receive a minimum yield even if rates decline farther and the interest rate on the particular loan would otherwise adjust to a lower amount. Conversely, interest rate ceilings limit the amount by which the yield on an adjustable rate loan may increase to no more than six percentage points over the rate at the time of origination. Finally, we intend to place a greater emphasis on shorter-term consumer loans and commercial business loans in the future.

Liquidity and Capital Resources

Home Federal Bancorp maintains levels of liquid assets deemed adequate by management. Our liquidity ratio averaged 45.39% for the quarter ended June 30, 2011. We adjust our liquidity levels to fund deposit outflows, repay our borrowings and to fund loan commitments. We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, loan sales and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements. Our deposit accounts with the Federal Home Loan Bank of Dallas amounted to $1.3 million and $2.8 million at June 30, 2011 and 2010, respectively.

A significant portion of our liquidity consists of securities classified as available-for-sale and cash and cash equivalents. Our primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts. If we require funds beyond our ability to generate them internally, we have borrowing agreements with the Federal Home Loan Bank of Dallas which provide an additional source of funds. At June 30, 2011, we had $26.9 million in advances from the Federal Home Loan Bank of Dallas and had $92.0 million in additional borrowing capacity. Additionally, at June 30, 2011, Home Federal Bank was a party to a Master Purchase Agreement with First National Bankers Bank whereby Home Federal Bank may purchase Federal Funds from First National Bankers Bank in an amount not to exceed $10.9 million. There were no amounts purchased under this agreement as of June 30, 2011.

At June 30, 2011, the Company had outstanding loan commitments of $18.9 million to originate loans. At June 30, 2011, certificates of deposit scheduled to mature in less than one year, totaled $39.7 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment. We intend to utilize our high levels of liquidity to fund our lending activities. If additional funds are required to fund lending activities, we intend to sell our securities classified as available-for-sale as needed.

Home Federal Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At June 30, 2011, Home Federal Bank exceeded each of its capital requirements with ratios of 18.18%, 18.18% and 35.17%, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by Securities and Exchange Commission rules, and have not had any such arrangements during the two years ended June 30, 2011. See Notes 8 and 14 to the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding Home Federal Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Home Federal Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data


LAPORTE
CPAs & BUSINESS ADVISORS

5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Home Federal Bancorp, Inc.
of Louisiana and Subsidiary
Shreveport, Louisiana

We have audited the accompanying consolidated balance sheets of Home Federal Bancorp, Inc. of Louisiana (the Company) and its wholly-owned subsidiary Home Federal Bank (the Bank) as of June 30, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Federal Bancorp, Inc. of Louisiana and Subsidiary, as of June 30, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ LaPorte, Sehrt, Romig and Hand
A Professional Accounting Corporation

Metairie, Louisiana
September 9, 2011

NEW ORLEANS HOUSTON BATON ROUGE COVINGTON

An Independently Owned Member, McGladrey Alliance

The McGladrey Alliance is a premier affiliation of independent accounting and consulting firms. The McGladrey Alliance member firms maintain their name, autonomy and independence and are responsible for their own client fee arrangements, delivery of services and maintenance of client relationships.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Balance Sheets
June 30, 2011 and 2010

		2011		2010
		(In Thousands)		
Assets				
Cash and Cash Equivalents (Includes Interest-Bearing Deposits with Other Banks of $6,422 and $4,698 for 2011 and 2010, Respectively)	$	9,599	$	8,837
Securities Available-for-Sale		75,039		63,688
Securities Held-to-Maturity		5,725		2,138
Loans Held-for-Sale		6,653		13,403
Loans Receivable, Net		125,371		93,056
Accrued Interest Receivable		801		560
Premises and Equipment, Net		3,937		3,049
Bank Owned Life Insurance		5,639		-
Other Assets		556		414
Total Assets	$	233,320	$	185,145
Liabilities and Stockholders' Equity				
Liabilities				
Deposits	$	153,616	$	117,722
Advances from Borrowers for Taxes and Insurance		235		205
Advances from Federal Home Loan Bank of Dallas		26,891		31,507
Other Accrued Expenses and Liabilities		960		1,425
Deferred Tax Liability		435		921
Total Liabilities		182,137		151,780
Stockholders' Equity				
Preferred Stock - $.01 Par Value; 10,000,000 Shares Authorized; None Issued and Outstanding				
Common Stock - $.01 Par Value; 40,000,000 Shares Authorized; 3,045,829 Shares Issued; 3,045,829 Shares Outstanding at June 30, 2011 and 3,348,237 Shares Outstanding at June 30, 2010		32		14
Additional Paid-In Capital		30,880		13,655
Treasury Stock, at Cost - None at June 30, 2011 and 210,721 Shares at June 30, 2010		-		(2,094)
Unearned ESOP Stock		(1,907)		(826)
Unearned RRP Trust Stock		(29)		(145)
Retained Earnings		20,781		20,665
Accumulated Other Comprehensive Income		1,426		2,096
Total Stockholders' Equity		51,183		33,365
Total Liabilities and Stockholders' Equity	$	233,320	$	185,145

The accompanying notes are an integral part of these consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Statements of Operations
For the Years Ended June 30, 2011 and 2010

	2011	2010
	(In Thousands, Except Per Share Data)	
Interest Income		
Loans, Including Fees	**$ 7,647**	$ 5,218
Mortgage-Backed Securities	**2,474**	3,874
Investment Securities	**153**	69
Other Interest-Earning Assets	**23**	8
Total Interest Income	**10,297**	9,169
Interest Expense		
Deposits	**2,279**	2,238
Federal Home Loan Bank Borrowings	**907**	1,220
Total Interest Expense	**3,186**	3,458
Net Interest Income	**7,111**	5,711
Provision for Loan Losses	**353**	36
Net Interest Income after Provision for Loan Losses	**6,758**	5,675
Non-Interest Income		
Gain on Sale of Loans	**1,795**	644
Gain on Sale of Securities	**402**	796
Loss on Sale of Real Estate	**-**	(4)
Income on Bank Owned Life Insurance	**26**	-
Impairment Charge on Securities	**-**	(627)
Other Income	**407**	55
Total Non-Interest Income	**2,630**	864
Non-Interest Expense		
Compensation and Benefits	**4,068**	3,383
Occupancy and Equipment	**550**	406
Franchise and Bank Shares Tax	**248**	150
Advertising	**256**	136
Data Processing	**233**	112
Audit and Examination Fees	**223**	174
Legal Fees	**165**	203
Loan and Collection Expense	**133**	68
Other Expenses	**636**	564
Total Non-Interest Expense	**6,512**	5,196
Income Before Income Taxes	**2,876**	1,343
Provision for Income Tax Expense	**938**	673
Net Income	**$ 1,938**	$ 670
Earnings Per Share		
Basic	**$ 0.67**	$ 0.21
Diluted	**$ 0.67**	$ 0.21

The accompanying notes are an integral part of these consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Statements of Comprehensive Income
For the Years Ended June 30, 2011 and 2010

	2011	2010
	(In Thousands)	
Net Income	**$ 1,938**	$ 670
Other Comprehensive (Loss) Income, Net of Tax		
Unrealized Holding (Loss) Gain Arising During the Period	**(396)**	1,968
Reclassification Adjustment for Gain Included in Net Income	**(274)**	(311)
Total Other Comprehensive (Loss) Income	**(670)**	1,657
Total Comprehensive Income	**$ 1,268**	$ 2,327

The accompanying notes are an integral part of these consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2011 and 2010

	Common Stock	Additional Paid-In Capital	Unearned ESOP Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned RRP Trust Stock	Treasury Stock	Total Stockholders' Equity
				(In Thousands)				
Balance - June 30, 2009	$ 14	$ 13,608	$ (883)	$ 20,288	$ 439	$ (269)	$ (1,887)	$ 31,310
ESOP Compensation Earned	-	(10)	57	-	-	-	-	47
Distribution of RRP Trust Stock	-	-	-	-	-	124	-	124
Dividends Paid	-	-	-	(293)	-	-	-	(293)
Stock Options Vested	-	57	-	-	-	-	-	57
Acquisition of Treasury Stock	-	-	-	-	-	-	(207)	(207)
Net Income	-	-	-	670	-	-	-	670
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	1,657	-	-	1,657
Balance - June 30, 2010	$ 14	$ 13,655	$ (826)	$ 20,665	$ 2,096	$ (145)	$ (2,094)	$ 33,365
ESOP Compensation Earned	-	15	86	-	-	-	-	101
Common Stock Issuance	20	18,020	(1,167)	-	-	-	-	16,873
Distribution of RRP Trust Stock	-	-	-	-	-	116	-	116
Dividends Paid	-	-	-	(511)	-	-	-	(511)
Stock Options Vested	-	17	-	-	-	-	-	17
Acquisition of Treasury Stock	-	-	-	-	-	-	(46)	(46)
Retirement of Treasury Stock	(2)	(827)	-	(1,311)	-	-	2,140	-
Net Income	-	-	-	1,938	-	-	-	1,938
Other Comprehensive Loss, Net of Applicable Deferred Income Taxes	-	-	-	-	(670)	-	-	(670)
Balance - June 30, 2011	$ 32	$ 30,880	$ (1,907)	$ 20,781	$ 1,426	$ (29)	$ -	$ 51,183

The accompanying notes are an integral part of these consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the Years Ended June 30, 2011 and 2010

	2011	2010
	(In Thousands)	
Cash Flows from Operating Activities		
Net Income	**$ 1,938**	$ 670
Adjustments to Reconcile Net Income to Net		
Cash Provided by (Used in) Operating Activities		
Gain on Sale of Loans	**(1,795)**	(644)
Loss on Sale of Real Estate	**-**	4
Net Amortization and Accretion on Securities	**(16)**	(302)
Amortization of Deferred Loan Fees	**(101)**	(275)
Provision for Loan Losses	**353**	36
Depreciation of Premises and Equipment	**186**	126
Gain on Sale of Securities	**(402)**	(796)
ESOP Compensation Expense	**101**	47
Deferred Income Tax Benefit	**(140)**	(27)
Stock Option Expense	**17**	57
Recognition and Retention Plan Expense	**19**	118
Impairment Charge on Investments	**-**	627
Increase in Cash Surrender Value of Bank Owned Life Insurance	**(26)**	-
Changes in Assets and Liabilities:		
Origination and Purchase of Loans Held-for-Sale	**(109,753)**	(83,679)
Sale and Principal Repayments on Loans Held-for-Sale	**118,297**	72,198
Accrued Interest Receivable	**(241)**	(17)
Other Operating Assets	**(142)**	(249)
Other Operating Liabilities	**(367)**	348
Net Cash Provided by (Used in) Operating Activities	**7,928**	(11,758)
Cash Flows from Investing Activities		
Loan Originations and Principal Collections, Net	**(32,677)**	(46,275)
Proceeds from Sale of Real Estate	**-**	174
Deferred Loan Fees Collected	**111**	419
Acquisition of Premises and Equipment	**(1,075)**	(2,371)
Investment in Bank Owned Life Insurance	**(5,612)**	-
Activity in Available-for-Sale Securities:		
Proceeds from Sales of Securities	**10,752**	17,466
Principal Payments on Mortgage-Backed Securities	**14,229**	14,474
Purchases	**(36,932)**	-
Activity in Held-to-Maturity Securities:		
Redemption or Maturity Proceeds	**558**	-
Principal Payments on Mortgage-Backed Securities	**113**	81
Purchases	**(4,257)**	(34)
Net Cash Used in Investing Activities	**(54,790)**	(16,066)

The accompanying notes are an integral part of these consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Consolidated Statements of Cash Flows (Continued)
For the Years Ended June 30, 2011 and 2010

	2011	2010
	(In Thousands)	
Cash Flows from Financing Activities		
Net Increase in Deposits	**35,894**	31,576
Proceeds from Advances from Federal Home Loan Bank	**5,000**	21,000
Repayment of Advances from Federal Home Loan Bank	**(9,616)**	(25,490)
Dividends Paid	**(511)**	(293)
Acquisition of Treasury Stock	**(46)**	(207)
Net Increase Decrease in Advances from Borrowers for Taxes and Insurance	**30**	68
Proceeds from Stock Issuance, Net	**18,040**	-
Acquisition of Stock for Benefit Plans	**(1,167)**	-
Net Cash Provided by Financing Activities	**47,624**	26,654
Net Increase (Decrease) in Cash and Cash Equivalents	**762**	(1,170)
Cash and Cash Equivalents, Beginning of Year	**8,837**	10,007
Cash and Cash Equivalents, End of Year	**$ 9,599**	$ 8,837
Supplemental Disclosure of Cash Flow Information		
Interest Paid on Deposits and Borrowed Funds	**$ 3,212**	$ 3,501
Income Taxes Paid	**1,091**	614
Market Value Adjustment for (Loss) Gain on Securities Available-for-Sale	**(1,016)**	2,511

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations
On January 18, 2005, Home Federal Bank (the Bank), formerly known as Home Federal Savings and Loan Association of Shreveport, completed its reorganization to the mutual holding company form of organization and formed Home Federal Bancorp, Inc. of Louisiana, a federally chartered corporation (the Mid-Tier Company) to serve as the stock holding company for the Bank. In connection with the reorganization, the Mid-Tier Company sold 1,423,583 shares of its common stock in a subscription and community offering at a price of $10.00 per share. The Mid-Tier Company also issued 60% of its outstanding common stock in the reorganization to Home Federal Mutual Holding Company of Louisiana, or 2,135,375 shares.

On December 22, 2010, Home Federal Mutual Holding Company completed its second step conversion from the mutual holding company form of organization to the fully public stock holding company structure pursuant to a Plan of Conversion and Reorganization. Upon completion of the conversion, Home Federal Bancorp, Inc. of Louisiana, a newly formed Louisiana chartered corporation (the Company), became the holding company for Home Federal Bank, and Home Federal Mutual Holding Company of Louisiana and the Mid-Tier Company ceased to exist. As part of the conversion, all outstanding shares of the Mid-Tier Company common stock (other than those owned by Home Federal Mutual Holding Company) were converted into the right to receive 0.9110 of a share of the newly formed Home Federal Bancorp, Inc. of Louisiana common stock resulting in approximately 1,100,609 shares issued in the exchange and cash in lieu of fractional shares. In addition, a total of 1,945,220 shares of common stock, par value $0.01 per share, of Home Federal Bancorp, Inc. of Louisiana were sold in subscription, community and syndicated community offerings to certain depositors and borrowers of the Bank, the Bank's Employee Stock Ownership Plan, and other investors for $10.00 per share, or $19.5 million in aggregate. Treasury stock held was cancelled in the conversion. The net proceeds of the offering were approximately $18.0 million, after offering expenses.

The Bank is a federally chartered, stock savings and loan association and is subject to federal regulation by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency (the OCC). The Bank provides financial services to individuals, corporate entities and other organizations through the origination of loans and the acceptance of deposits in the form of passbook savings, certificates of deposit, and demand deposit accounts. Services are provided by four branch offices, three of which are located in Shreveport, Louisiana and one in Bossier City, Louisiana, and one agency office located in Shreveport, Louisiana.

The Bank is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation and Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Home Federal Bank. All significant intercompany balances and transactions have been eliminated.

Use of Estimates
In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses and deferred taxes.

Note 1. Summary of Significant Accounting Policies (Continued)

Significant Group Concentrations of Credit Risk
Most of the Company's activities are provided to customers of the Bank by four branch offices, three of which are located in the city of Shreveport, Louisiana and one in Bossier City, Louisiana. The area served by the Bank is primarily the Shreveport-Bossier City metropolitan area; however, loan and deposit customers are found dispersed in a wider geographical area covering much of northwest Louisiana.

Cash and Cash Equivalents
For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

At June 30, 2011 and 2010, cash and cash equivalents consisted of the following:

	2011	2010
	(In Thousands)	
Cash on Hand	$ **717**	$ 320
Demand Deposits at Other Institutions	**3,785**	6,625
Federal Funds Sold	**5,097**	1,892
Total	**$ 9,599**	$ 8,837

Securities
Securities are being accounted for in accordance with FASB Accounting Standards Codification ("ASC") 320, *Investments - Debt and Equity Securities.* ASC 320 requires the classification of securities into one of three categories: Trading, Available-for-Sale, or Held-to-Maturity. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically.

Investments in non-marketable equity securities and debt securities, in which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity and carried at cost, adjusted for amortization of the related premiums and accretion of discounts, using the interest method. Investments in debt securities that are not classified as held-to-maturity and marketable equity securities that have readily determinable fair values are classified as either trading or available-for-sale securities.

Securities that are acquired and held principally for the purpose of selling in the near term are classified as trading securities. Investments in securities not classified as trading or held-to-maturity are classified as available-for-sale. Trading account and available-for-sale securities are carried at fair value. Unrealized holding gains and losses on trading securities are included in earnings while net unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported in other comprehensive income.

The Company held no trading securities as of June 30, 2011 or 2010.

Purchase premiums and discounts are recognized in interest income using the interest method over the term of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Note 1. Summary of Significant Accounting Policies (Continued)

Loans Held-for-Sale
Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans
Loans receivable are stated at unpaid principal balances, less allowances for loan losses and unamortized deferred loan fees. Net non-refundable fees (loan origination fees, commitment fees, discount points) and costs associated with lending activities are being deferred and subsequently amortized into income as an adjustment of yield on the related interest earning assets using the interest method. Interest income on contractual loans receivable is recognized on the accrual method. Unearned discounts are deferred and amortized on the interest method over the life of the loan.

Allowance for Loan Losses
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan. If the fair value of the collateral is less than the recorded investment in the loan, the Bank will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those which are in excess of ninety days delinquent. The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received. When, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, the loan is returned to accrual status.

It should be understood that estimates of future loan losses involve an exercise of judgment. While it is possible that in particular periods the Company may sustain losses, which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the accompanying statements of condition is adequate to absorb known and inherent losses in the existing loan portfolio both probable and reasonable to estimate.

Off-Balance Sheet Credit Related Financial Instruments
In the ordinary course of business, the Bank has entered into commitments to extend credit. Such financial instruments are recorded when they are funded.

Note 1. Summary of Significant Accounting Policies (Continued)

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held-for-sale and are carried at the lower of cost or current fair value minus estimated cost to sell as of the date of foreclosure. Cost is defined as the lower of the fair value of the property or the recorded investment in the loan. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Buildings and Improvements	10 - 40 Years
Furniture and Equipment	3 - 10 Years

Bank-Owned Life Insurance

The Company has purchased life insurance contracts on the lives of certain key employees. The Bank is the beneficiary of these policies. These contracts are reported at their cash surrender value and changes in the cash surrender value are included in other non-interest income.

Income Taxes

The Company and its wholly-owned subsidiary file a consolidated Federal income tax return on a fiscal year basis. Each entity will pay its pro-rata share of income taxes in accordance with a written tax-sharing agreement.

The Company accounts for income taxes on the asset and liability method. Deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Current taxes are measured by applying the provisions of enacted tax laws to taxable income to determine the amount of taxes receivable or payable.

The Company follows the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

While the Bank is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem Tax, commonly referred to as the Louisiana Shares Tax, which is based on stockholders' equity and net income.

Earnings per Share

Earnings per share are computed based upon the weighted average number of common shares outstanding during the year.

Note 1. Summary of Significant Accounting Policies (Continued)

Non-Direct Response Advertising
The Company expenses all advertising costs, except for direct-response advertising, as incurred. Non-direct response advertising costs were $256,000 and $136,000 for the years ended June 30, 2011 and 2010, respectively.

In the event the Company incurs expense for material direct-response advertising, it will be amortized over the estimated benefit period. Direct-response advertising consists of advertising whose primary purpose is to elicit sales to customers who could be shown to have responded specifically to the advertising and results in probable future benefits. For the years ended June 30, 2011 and 2010, the Company did not incur any amount of direct-response advertising.

Stock-Based Compensation
GAAP requires all share-based payments to employees, including grants of employee stock options and recognition and retention share awards, to be recognized as expense in the statement of operations based on their fair values. The amount of compensation is measured at the fair value of the options or recognition and retention share awards when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options or recognition and retention awards. This guidance applies to awards granted or modified after January 1, 2006, or any unvested awards outstanding prior to that date.

Reclassification
Certain financial statement balances included in the prior year financial statements have been reclassified to conform to the current year presentation.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	2011	2010
	(In Thousands)	
Unrealized Holding (Loss) Gain on Available-for-Sale Securities	$ **(600)**	$ 2,982
Reclassification Adjustment for Gain Realized in Income	**(416)**	(471)
Net Unrealized (Loss) Gain	**(1,016)**	2,511
Tax Effect	**346**	(854)
Net-of-Tax Amount	**$ (670)**	$ 1,657

The components of accumulated other comprehensive income, included in Stockholders' Equity, are as follows:

	2011	2010
	(In Thousands)	
Net Unrealized Gain on Securities Available-for-Sale	$ **2,161**	$ 3,176
Tax Effect	**(735)**	(1,080)
Net-of-Tax Amount	**$ 1,426**	$ 2,096

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, *Fair Value Measurement* (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.* This ASU amended ASC 820, *Fair Value Measurements and Disclosures*, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards. Additional disclosure requirements in the update include, among other things, the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. The amendments in ASU 2011-04 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance is not expected to have an effect on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income.* This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Under this guidance, an entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. This guidance is effective for fiscal years beginning after December 15, 2011 and interim and annual periods thereafter. Early adoption is permitted, but full retrospective application is required. This guidance will not result in a change in the presentation of comprehensive income in the Company's consolidated financial statements.

Note 2. Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	June 30, 2011			
Securities Available-for-Sale	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
		(In Thousands)		
Debt Securities				
FHLMC Mortgage-Backed Certificates	$ 1,904	$ 103	$ -	$ 2,007
FNMA Mortgage-Backed Certificates	32,806	1,832	-	34,638
GNMA Mortgage-Backed Certificates	104	1	-	105
Government Agency Notes	36,774	207	-	36,981
Total Debt Securities	71,588	2,143	-	73,731
Equity Securities				
176,612 Shares, AMF ARM Fund	1,291	17	-	1,308
Total Securities Available-for-Sale	$ 72,879	$ 2,160	$ -	$ 75,039

Notes to Consolidated Financial Statements (Continued)

Note 2. Securities (Continued)

Securities Held-to-Maturity	June 30, 2011 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt Securities				
GNMA Mortgage-Backed Certificates	$ 145	$ 22	$ -	$ 167
FNMA Mortgage-Backed Certificates	3,988	2	112	3,878
FHLMC Mortgage-Backed Certificates	22	1	-	23
Total Debt Securities	4,155	25	112	4,068
Equity Securities (Non-Marketable)				
13,195 Shares - Federal Home Loan Bank	1,320	-	-	1,320
630 Shares - First National Bankers Bankshares, Inc.	250	-	-	250
Total Equity Securities	1,570	-	-	1,570
Total Securities Held-to-Maturity	$ 5,725	$ 25	$ 112	$ 5,638

Securities Available-for-Sale	June 30, 2010 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt Securities				
FHLMC Mortgage-Backed Certificates	$ 3,031	$ 175	$ -	$ 3,206
FNMA Mortgage-Backed Certificates	55,828	2,980	-	58,808
GNMA Mortgage-Backed Certificates	115	1	1	115
Total Debt Securities	58,974	3,156	1	62,129
Equity Securities				
210,350 Shares, AMF ARM Fund	1,538	21	-	1,559
Total Securities Available-for-Sale	$ 60,512	$ 3,177	$ 1	$ 63,688

Securities Held-to-Maturity	June 30, 2010 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt Securities				
GNMA Mortgage-Backed Certificates	$ 196	$ 22	$ -	$ 218
FNMA Mortgage-Backed Certificates	75	2	-	77
FHLMC Mortgage-Backed Certificates	27	1	-	28
Total Debt Securities	298	25	-	323
Equity Securities (Non-Marketable)				
18,402 Shares - Federal Home Loan Bank	1,840	-	-	1,840
Total Securities Held-to-Maturity	$ 2,138	$ 25	$ -	$ 2,163

Note 2. Securities (Continued)

The amortized cost and fair value of debt securities by contractual maturity at June 30, 2011, follows:

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Within One Year or Less	$ -	$ -	$ -	$ -
One through Five Years	36,775	36,982	22	23
After Five through Ten Years	609	622	116	127
Over Ten Years	34,204	36,127	4,017	3,918
Total	$ 71,588	$ 73,731	$ 4,155	$ 4,068

For the years ended June 30, 2011 and 2010, proceeds from the sale of securities available-for-sale amounted to $10.8 million and $17.5 million, respectively. Gross realized gains amounted to $402,000 and $796,000, respectively.

Information pertaining to securities with gross unrealized losses at June 30, 2011 and 2010, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	June 30, 2011			
	Less Than Twelve Months		Over Twelve Months	
Securities Held-To-Maturity	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt Securities				
Mortgage-Backed Securities	$ 112	$ 3,816	$ -	$ -
Marketable Equity Securities	-	-	-	-
Total Securities Held-To-Maturity	$ 112	$ 3,816	$ -	$ -

	June 30, 2010			
	Less Than Twelve Months		Over Twelve Months	
Securities Available-for-Sale	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt Securities				
Mortgage-Backed Securities	$ -	$ -	$ 1	$ 89
Marketable Equity Securities	-	-	-	-
Total Securities Available-for-Sale	$ -	$ -	$ 1	$ 89

The Company's investment in equity securities classified as available-for-sale consists of shares of an adjustable rate mortgage loan mutual fund. During the year ended June 30, 2010, the Company made a determination that the impairment of this investment was other-than-temporary based upon conditions which indicated that a significant recovery in fair value of this investment would not occur. Accordingly, the Company recognized an impairment charge against earnings in the amount of $627,000 during the year ended June 30, 2010.

Note 2. Securities (Continued)

The unrealized losses on the Company's investment in mortgage-backed securities were caused by interest rate changes. The contractual cash flows of these investments are guaranteed by agencies of the U.S. government. Accordingly, it is expected that these securities would not be settled at a price less than the amortized cost of the Company's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2011.

At June 30, 2011, securities with a carrying value of $3.2 million were pledged to secure public deposits, and securities and mortgage loans with a carrying value of $54.6 million were pledged to secure FHLB advances.

Note 3. Loans Receivable

Loans receivable at June 30, 2011 and 2010 are summarized as follows:

	2011	2010
	(In Thousands)	
Loans Secured by Mortgages on Real Estate		
One-to-Four Family Residential	$ 45,567	$ 36,257
Commercial	32,763	15,422
Multi-Family Residential	8,360	9,079
Land	11,254	8,442
Construction	10,325	10,095
Equity and Second Mortgage	1,519	2,963
Equity Lines of Credit	5,974	4,069
Total Mortgage Loans	115,762	86,327
Commercial Loans	10,237	7,152
Consumer Loans		
Loans on Savings Accounts	328	285
Automobile and Other Consumer Loans	163	48
Total Consumer and Other Loans	491	333
Total Loans	126,490	93,812
Less: Allowance for Loan Losses	(842)	(489)
Unamortized Loan Fees	(277)	(267)
Net Loans Receivable	$ 125,371	$ 93,056

An analysis of the allowance for loan losses follows:

	2011	2010
	(In Thousands)	
Balance - Beginning of Year	$ 489	$ 466
Provision for Loan Losses	353	36
Loan Charge-Offs	-	(13)
Balance - End of Year	$ 842	$ 489

Note 3. Loans Receivable (Continued)

Fixed rate loans receivable as of June 30, 2011, are scheduled to mature and adjustable rate loans are scheduled to re-price as follows *(in thousands)*:

	Under One Year	Over One to Five Years	Over Five to Ten Years	Over Ten Years	Total
Loans Secured by One-to-Four Family Residential					
Fixed Rate	$ 1,100	$ 20,844	$ 1,725	$ 11,676	$ 35,345
Adjustable Rate	1,196	405	817	7,804	10,222
Other Loans Secured by Real Estate					
Fixed Rate	17,967	45,293	864	6,071	70,195
All Other Loans	5,247	5,422	47	12	10,728
Total	$ 25,510	$ 71,964	$ 3,453	$ 25,563	$126,490

Credit Quality Indicators

The Company segregates loans into risk categories based on the pertinent information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans according to credit risk. Loans classified as substandard or identified as special mention are reviewed quarterly by management to evaluate the level of deterioration, improvement, and impairment, if any, as well as assign the appropriate risk category.

Loans excluded from the scope of the quarterly review process above are generally identified as pass credits until: (a) they become past due; (b) management becomes aware of a deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Company for a modification. In these circumstances, the loan is specifically evaluated for potential classification and the need to allocate reserves or charge-off. The Company uses the following definitions for risk ratings:

Special Mention - Loans identified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss - This classification includes those loans which are considered uncollectible and of such little value that their continuance as loans is not warranted. Even though partial recovery may be possible in the future, it is not practical or desirable to defer writing off these basically worthless loans. Accordingly, these loans are charged-off before period end.

Note 3. Loans Receivable (Continued)

Credit Quality Indicators (Continued)

The following table presents the grading of loans, segregated by class of loans, as of June 30, 2011:

Credit Quality Indicators as of June 30, 2011

	Pass	Special Mention	Substandard	Doubtful	Total
			(In Thousands)		
Real Estate Loans:					
One-to-Four Family Residential	$ 45,353	$ 100	$ 114	$ -	$ 45,567
Commercial	32,763	-	-	-	32,763
Multi-Family Residential	8,360	-	-	-	8,360
Land	11,254	-	-	-	11,254
Construction	10,325	-	-	-	10,325
Equity and Second Mortgage	1,519	-	-	-	1,519
Equity Lines of Credit	5,974	-	-	-	5,974
Commercial Loans	10,237	-	-	-	10,237
Consumer Loans	491	-	-	-	491
Total	**$ 126,276**	**$ 100**	**$ 114**	**$ -**	**$ 126,490**

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when contractually due. Loans that experience insignificant payment delays or payment shortfalls are generally not classified as impaired. On a case-by-case basis, management determines the significance of payment delays and payment shortfalls, taking into consideration all of the circumstances related to the loan, including: the length of the payment delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. An aging analysis of past due loans, segregated by class of loans, as of June 30, 2011, is as follows:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
				(In Thousands)			
Real Estate Loans :							
One-to-Four Family Residential	$ 1,987	$ 480	$ 114	$ 2,581	$ 42,986	$ 45,567	$ 99
Commercial	-	-	-	-	32,763	32,763	-
Multi-Family Residential	-	-	-	-	8,360	8,360	-
Land	-	-	-	-	11,254	11,254	-
Construction	-	-	-	-	10,325	10,325	-
Equity and Second Mortgage	-	-	-	-	1,519	1,519	-
Equity Lines of Credit	-	-	-	-	5,974	5,974	-
Commercial Loans	-	-	-	-	10,237	10,237	-
Consumer Loans	-	-	-	-	491	491	-
Total	$ 1,987	$ 480	$ 114	$ 2,581	$ 123,909	$ 126,490	$ 99

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings and classified as impaired. There were no troubled debt restructurings as of June 30, 2011 or 2010.

Note 3. Loans Receivable (Continued)

Credit Quality Indicators (Continued)

The allowance for loan losses and recorded investment in loans for the year ended June 30, 2011, was as follows:

	Real Estate Loans								
	Residential	Commercial	Multi-Family	Land	Construction	Other	Commercial Loans	Consumer Loans	Total
					(In Thousands)				
Allowance for loan losses:									
Beginning Balances	$ 30	$ 95	$ 70	$ 75	$ 74	$ -	$ 140	$ 5	$ 489
Charge-Offs	-	-	-	-	-	-	-	-	-
Recoveries	-	-	-	-	-	-	-	-	-
Current Provision	80	30	70	75	56	-	35	7	353
Ending Balances	$ 110	$ 125	$ 140	$ 150	$ 130	$ -	$ 175	$ 12	$ 842
Evaluated for Impairment:									
Individually	-	-	-	-	-	-	-	-	-
Collectively	110	125	140	150	130	-	175	12	842
Loans Receivable:									
Ending Balances - Total	$45,567	$ 32,763	$8,360	$11,254	$ 10,325	$7,493	$ 10,237	$ 491	$ 126,490
Ending Balances:									
Evaluated for Impairment:									
Individually	15	-	-	-	-	-	-	-	15
Collectively	$45,552	$ 32,763	$8,360	$11,254	$ 10,325	$7,493	$ 10,237	$ 491	$ 126,475

The following table presents loans individually evaluated for impairment, segregated by class of loans, as of June 30, 2011:

	Unpaid Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
			(In Thousands)			
Real Estate Loans - One-to-Four Family Residential	$ 15	$ 15	$ -	$ 15	$ -	$ 15
Real Estate Loans - Commercial	-	-	-	-	-	-
Real Estate Loans - Other	-	-	-	-	-	-
Commercial Loans	-	-	-	-	-	-
Consumer Loans	-	-	-	-	-	-
Total	$ 15	$ 15	$ -	$ 15	$ -	$ 15

The Bank has no commitments to loan additional funds to borrowers whose loans were previously in non-accrual status.

Non-accruing loans at June 30, 2011, segregated by class of loans, were as follows:

Loans Receivable on Nonaccrual Status as of June 30, 2011

	(In Thousands)
Real Estate Loans:	
One-to-Four Family Residential	$ 15
Commercial	-
Multi-Family Residential	-
Land	-
Construction	-
Equity and Second Mortgage	-
Equity Lines of Credit	-
Commercial Loans	-
Consumer Loans	-
Total	$ 15

Notes to Consolidated Financial Statements (Continued)

Note 4. Accrued Interest Receivable

Accrued interest receivable at June 30, 2011 and 2010, consisted of the following:

	2011	2010
	(In Thousands)	
Accrued Interest on:		
Mortgage Loans	$ 339	$ 214
Other Loans	123	109
Investments	189	2
Mortgage-Backed Securities	150	235
Total	**$ 801**	$ 560

Note 5. Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2011	2010
	(In Thousands)	
Land	$ 2,051	$ 2,051
Buildings	2,140	1,224
Equipment	919	791
	5,110	4,066
Accumulated Depreciation	(1,173)	(1,017)
Total	**$ 3,937**	$ 3,049

Depreciation expense charged against operations for the years ended June 30, 2011 and 2010, was $186,000 and $126,000, respectively.

Note 6. Deposits

Deposits at June 30, 2011 and 2010, are summarized as follows:

	Rate at 6/30/2011	Rate at 6/30/2010	2011 Amount	2011 Percent	2010 Amount	2010 Percent
			(Dollars in Thousands)			
Non-Interest Bearing	0.00%	0.00%	$ 14,827	9.65 %	$ 9,890	8.40%
NOW Accounts	0.84%	0.12%	14,516	9.45	8,240	7.00
Money Market	0.96%	1.19%	31,245	20.34	20,436	17.36
Passbook Savings	0.52%	0.42%	7,363	4.79	5,266	4.47
			67,951	44.23	43,832	37.23
Certificates of Deposit	2.34%	2.66%	85,665	55.77	73,890	62.77
Total Deposits			**$153,616**	**100.00 %**	$ 117,722	100.00%

Note 6. Deposits (Continued)

The composition of certificates of deposit accounts by interest rate is as follows:

	2011		2010	
	Amount	**Percent**	Amount	Percent
	(Dollars in Thousands)			
0.00% to 0.99%	**$ 4,762**	**5.56 %**	$ 12	0.02 %
1.00% to 1.99%	**24,946**	**29.12**	30,309	41.02
2.00% to 2.99%	**29,869**	**34.87**	16,734	22.65
3.00% to 3.99%	**20,192**	**23.57**	17,497	23.68
4.00% to 4.99%	**1,026**	**1.20**	7,865	10.64
5.00% to 5.99%	**4,870**	**5.68**	1,473	1.99
Total Deposits	**$ 85,665**	**100.00 %**	$ 73,890	100.00 %

Maturities of certificates of deposit accounts at June 30, 2011, are scheduled as follows:

Year Ending June 30,	**Amount**	**Percent**	**Weighted Average Rate**
	(Dollars in Thousands)		
2012	$ 39,710	46.35 %	1.8%
2013	15,776	18.42	2.4%
2014	10,384	12.12	2.8%
2015	10,887	12.71	3.2%
2016	8,908	10.40	2.9%
Total	$ 85,665	100.00 %	

Interest expense on deposits for the years ended June 30, 2011 and 2010, was as follows:

	2011	2010
	(In Thousands)	
NOW and Money Market	**$ 325**	$ 205
Passbook Savings	**25**	23
Certificates of Deposit	**1,929**	2,010
Total	**$ 2,279**	$ 2,238

Generally, deposits in excess of $250,000 are not federally insured. At June 30, 2011, there were fifty-two deposit accounts with balances in excess of $250,000 with an aggregate value of $29.7 million, of which $17.2 million would potentially be uninsured.

Note 7. Advances from Federal Home Loan Bank of Dallas

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas (FHLB), advances are secured by a blanket floating lien on first mortgage loans. Total interest expense recognized amounted to $907,000 and $1.2 million, for fiscal years 2011 and 2010, respectively.

Note 7. Advances from Federal Home Loan Bank of Dallas (Continued)

Advances at June 30, 2011 and 2010, consisted of the following:

Contract Rate	Advance Total 2011	2010
	(In Thousands)	
0.00% to 0.99%	**$ 5,000**	$ 1,500
1.00% to 1.99%	**4,000**	4,000
2.00% to 2.99%	**2,909**	4,203
3.00% to 3.99%	**6,960**	9,763
4.00% to 4.99%	**6,298**	7,910
5.00% to 5.99%	**1,724**	4,131
Total	**$ 26,891**	$ 31,507

Maturities of advances at June 30, 2011 are as follows *(in thousands)*:

Year Ending June 30,	Amount
2012	$ 16,422
2013	5,907
2014	1,915
2015	236
2016	247
Thereafter	2,164
Total	$ 26,891

Note 8. Commitments

Construction Commitment
During fiscal 2010, the Bank entered into an agreement with a third-party for the construction of a modular building at the site of a future branch. The original amount of this commitment was $1.0 million. The amount that was outstanding at June 30, 2010 was $996,000. Construction was complete and the commitment fulfilled during the year ended June 30, 2011.

Lease Commitments
The Bank leases property for three branch facilities expiring in various years through November 2018.

Future minimum rental payments resulting from the non-cancelable term of these leases are as follows *(in thousands)*:

Year Ending June 30,	Amount
2012	$ 128
2013	73
2014	76
2015	76
2016	72
Thereafter	63
Total Minimum Future Rental Payments	$ 488

Note 8. Commitments (Continued)

Lease Commitments (Continued)

Total rent expense paid under the terms of these leases for the years ended June 30, 2011 and 2010, amounted to $96,000 and $55,000, respectively. Rent expense for the years ended June 30, 2011 and 2010, is net of sublease rental income in the amount of $19,000 and $25,000, respectively. Future rentals to be received under a month-to-month sublease are expected to be $500 per month.

Contractual Commitment

The Bank has an agreement with a third-party to provide on-line data processing services. The agreement, which expires January 31, 2015, contains a minimum monthly service charge of $4,000. At the end of this term, the agreement will automatically continue for successive periods of five years unless terminated upon written notice given at least twelve months prior to the end of the present term.

The future minimum commitments for the on-line processing services are as follows *(in thousands)*:

Year Ending June 30,	Amount
2012	$ 48
2013	48
2014	48
2015	28
Total	$ 172

Employment Contracts

The Company and the Bank have employment contracts with certain key employees. These contracts provide for compensation and termination benefits. The future minimum commitments for employment contracts are as follows *(in thousands)*:

Year Ending June 30,	Amount
2012	$ 291
2013	155
Total	$ 446

Note 9. Income Taxes

The Company and its subsidiary file consolidated federal income tax returns. The current provision for federal and state income taxes is calculated on pretax accounting income adjusted by items considered to be permanent differences between book and taxable income. Income tax expense for the years ended June 30, 2011 and 2010, is summarized as follows:

	2011	2010
	(In Thousands)	
Current	**$1,078**	$ 700
Deferred	**(140)**	(27)
Total	**$ 938**	$ 673

Note 9. Income Taxes (Continued)

The effective federal income tax rate for the years ended June 30, 2011 and 2010, was 32.60% and 50.11%, respectively. Reconciliations of income tax expense at the statutory rate to the Company's effective rates are as follows:

	2011	2010
	(In Thousands)	
Computed at Expected Statutory Rate	$ 978	$ 457
Capital Gains and Losses	(30)	214
Other	-	2
Non-Taxable Income	(10)	-
Provision for Income Tax Expense	$ 938	$ 673

At June 30, 2011 and 2010, temporary differences between the financial statement carrying amount and tax bases of assets that gave rise to deferred tax recognition were related to the effect of loan bad debt deduction differences for tax and book purposes, deferred stock option compensation and non-deductible capital losses. The deferred tax expense or benefit related to securities available-for-sale has no effect on the Bank's income tax provision since it is charged or credited to the Bank's other comprehensive income or loss equity component. A valuation allowance has been established to eliminate the deferred tax benefit of capital losses due to the uncertainty as to whether the tax benefits would be realized in future periods.

The net deferred income tax liability consisted of the following components at June 30, 2011 and 2010:

	2011	2010
	(In Thousands)	
Deferred Tax Assets		
Stock Option Compensation	$ 105	$ 100
Loans Receivable - Bad Debt Loss Allowance	180	60
Capital Losses	154	185
	439	345
Valuation Allowance	(139)	(185)
Net Deferred Tax Assets	300	160
Deferred Tax Liabilities		
Market Value Adjustment to Available-for-Sale Securities	(735)	(1,081)
Net Deferred Tax Liabilities	$ (435)	$ (921)

In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met. Bank retained earnings appropriated to the federal insurance reserve at June 30, 2011 and 2010, amounted to $4.0 million. Included were appropriations of net income of prior years of $3.3 million, for which no provision for federal income taxes has been made. If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Bank at the then current federal income tax rate.

At June 30, 2011 and 2010, the Company did not have any tax positions which resulted in unrecognized tax benefits. In addition, the Company had no amount of interest and penalties recognized in the consolidated statements of operations for the years ended June 30, 2011 and 2010, respectively, nor any amount of interest and penalties recognized in the consolidated balance sheets as of June 30, 2011 and 2010, respectively. As of June 30, 2011 and 2010, the Company had no uncertain tax positions. As of June 30, 2011, the tax years that remain open for examination by tax jurisdictions include the years ended June 30, 2010, 2009 and 2008.

Note 10. Employee Benefit Plans

Effective November 15, 2004, the Bank adopted the Home Federal Bank Employees' Savings and Profit Sharing Plan and Trust administered by the Pentegra Group. This plan complies with the requirements of Section 401(k) of the Internal Revenue Code. Those eligible for this defined contribution plan must have completed twelve months of full time service and attained age 21. Participating employees may make elective salary reduction contributions of up to $16,500, of their eligible compensation. The Bank will contribute a basic "safe harbor" contribution of 3% of participant plan salary and will match 50% of the first 6% of plan salary elective deferrals. The Bank is also permitted to make discretionary contributions to be allocated to participant accounts. Pension costs, including administrative fees, attributable to the Bank's 401(k) safe harbor plan for the years ended June 30, 2011 and 2010, were $168,000 and $102,000, respectively.

During fiscal 2011, The Company established a Survivor Benefit Plan for the benefit of selected executives. The purpose of the plan is to provide benefits to designated beneficiaries if a participant dies while employed by the Company. The plan is considered an unfunded plan for tax and ERISA purposes and all obligations arising under the plan are payable from the general assets of the Company. At June 30, 2011, there were no obligations requiring accrual for this plan.

Note 11. Employee Stock Ownership Plan

During fiscal 2005, the Company instituted an employee stock ownership plan. The Home Federal Bank Employee Stock Ownership Plan (ESOP) enables all eligible employees of the Bank to share in the growth of the Company through the acquisition of stock. Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining the age of 21.

The ESOP purchased the statutory limit of eight percent of the shares sold in the initial public offering of the Mid-Tier Company completed on January 18, 2005, excluding shares issued to Home Federal Mutual Holding Company of Louisiana (113,887 shares of Mid-Tier Company). This purchase was facilitated by a loan from the Mid-Tier Company to the ESOP in the amount of $1.1 million. As a result of the second step conversion, the ESOP became a stock benefit plan of the Company and the Mid-Tier Company's stock was exchanged for shares of the Company. The corresponding note is being repaid in 80 quarterly debt service payments of $23,000 on the last business day of each quarter, beginning March 31, 2005, at the rate of 5.25%.

As part of the conversion described in Note 1, the ESOP purchased 116,713 shares of the Company, which represented 6.0% of the shares sold in the conversion. This purchase was facilitated by a loan from the Company to the ESOP in the amount of $1.2 million. The corresponding note is being repaid in 80 quarterly debt service payments of $20,000 on the last business day of each quarter, beginning March 31, 2011, at the rate of 3.2%.

The loans are secured by a pledge of the ESOP shares. The shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheets. The notes payable and the corresponding notes receivable have been eliminated in consolidation.

The Company may contribute to the ESOP, in the form of debt service, at the discretion of its board of directors. Cash dividends on the Company's unallocated stock shall be used to either repay the loan or be distributed to the participants in the ESOP. If dividends are used to repay the loan, additional shares will be released from the suspense account and allocated to participants. Shares are released for allocation to ESOP participants based on principal and interest payments of the note. Compensation expense is recognized based on the number of shares allocated to ESOP participants each year and the average market price of the stock for the current year. Released ESOP shares become outstanding for earnings per share computations.

Note 11. Employee Stock Ownership Plan (Continued)

As compensation expense is incurred, the Unearned ESOP Shares account is reduced based on the original cost of the stock. The difference between the cost and the average market price of shares released for allocation is applied to Additional Paid-In Capital. ESOP compensation expense for the years ended June 30, 2011 and 2010, was $101,000 and $47,000, respectively.

The ESOP shares as of June 30, 2011, are as follows:

	2011	2010
Allocated Shares	**34,166**	28,472
Shares Released for Allocation	**5,765**	2,847
Unreleased Shares	**190,669**	82,568
Total ESOP Shares	**230,600**	113,887
Fair Value of Unreleased Shares *(In Thousands)*	**$ 2,492**	$ 661
Stock Price at June 30, 2011 and 2010, Respectively	**$ 13.07**	$ 8.00

Note 12. Recognition and Retention Plan

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Recognition and Retention Plan and Trust Agreement (the Recognition Plan) as an incentive to retain personnel of experience and ability in key positions. As a result of the second step conversion, the Recognition Plan became a stock benefit plan of the Company, and the Mid-Tier Company's common stock was exchanged for stock of the Company. The aggregate number of shares of the Company's common stock subject to award under the Recognition Plan totaled 63,547 (as adjusted for the conversion described in Note 1). As shares were acquired for the Recognition Plan, the purchase price of these shares was recorded as a contra equity account. As the shares are distributed, the contra equity account is reduced.

Recognition Plan shares are earned by recipients at a rate of 20% of the aggregate number of shares covered by the Recognition Plan award over five years. If the employment of an employee or service as a non-employee director is terminated prior to the fifth anniversary of the date of grant of Recognition Plan share award for any reason other than the recipient's death, disability, or following a change in control of the Company, the recipient shall forfeit the right to any shares subject to the awards that have not been earned.

The cost associated with the Recognition Plan is based on a share price of $10.82 (as adjusted), which represents the market price of the Company's stock on the date on which the Recognition Plan shares were granted. The cost is being recognized over five years. Compensation expense pertaining to the Recognition Plan was $19,000 and $118,000, for the years ended June 30, 2011 and 2010, respectively. The number of shares has been adjusted for the exchange ratio as a result of the second step conversion completed in December 2010.

A summary of the changes in restricted stock follows:

	Unawarded Shares		Awarded Shares	
	2011	2010	**2011**	2010
Balance - Beginning of Year	**2,808**	2,086	**10,759**	22,970
Granted	**(2,808)**	-	**2,808**	-
Forfeited	-	722	-	(722)
Earned and Issued	-	-	**(10,759)**	(11,489)
Balance - End of Year	-	2,808	**2,808**	10,759

Note 13. Stock Option Plan

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Stock Option Plan (the Option Plan) for the benefit of directors, officers, and other employees. The aggregate number of shares of common stock reserved for issuance under the Option Plan totaled 158,868 (as adjusted for the conversion described in Note 1). Both incentive stock options and non-qualified stock options may be granted under the plan.

On August 18, 2005, the Company granted 158,858 options (as adjusted for the conversion described in Note 1), to directors and employees. Under the Option Plan, the exercise price of each option cannot be less than the fair market value of the underlying common stock as of the date of the option grant, which was $10.82 (as adjusted), and the maximum term is ten years. On August 19, 2010, the Company granted 21,616 options that were previously forfeited (as adjusted for the conversion), at an exercise price of $10.93 per share.

Incentive stock options and non-qualified stock options granted under the Option Plan become vested and exercisable at a rate of 20% per year over five years, commencing one year from the date of the grant, with an additional 20% vesting on each successive anniversary of the date the option was granted. No vesting shall occur after an employee's employment or service as a director is terminated. In the event of death or disability of an employee or director or change in control of the Company, the unvested options shall become vested and exercisable.

Following is a summary of the status of the Option Plan (as adjusted for the conversion) during the fiscal years ended June 30, 2011 and 2010:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
Outstanding at June 30, 2010	142,274	$10.82		
Granted	21,616	10.93		
Exercised	-			
Forfeited	(5,022)	10.82		
Outstanding at June 30, 2011	158,868	$10.83	4.82	$356,000
Options Exercisable at June 30, 2011	135,131	$10.82	4.29	$303,000
Outstanding at June 30, 2009	144,060	$10.82		
Granted	-			
Exercised	-			
Forfeited	(1,786)	10.82		
Outstanding at June 30, 2010	142,274	$10.82	5.13	$ -
Options Exercisable at June 30, 2010	115,248	$10.82	5.13	$ -

Note 13. Stock Option Plan (Continued)

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value. The fair value has been adjusted for the exchange ratio as a result of our second-step conversion:

Dividend Yield	2.0%
Expected Term	10 Years
Risk-Free Interest Rate	4.13%
Expected Life	10 Years
Expected Volatility	8.59%

A summary of the status of the Company's nonvested options as of June 30, 2011, and changes during the year ended June 30, 2011, is as follows:

	Number of Shares	Weighted Average Exercise Price
Nonvested at June 30, 2010	27,027	$ 10.82
Granted	21,616	10.93
Vested	(19,885)	10.82
Forfeited	(5,022)	10.82
Nonvested at June 30, 2011	23,736	$ 10.92

The Company recognizes compensation expense during the vesting period based on the fair value of the option on the date of the grant. At June 30, 2011 and 2010, compensation cost charged to operations was $17,000 and $57,000, respectively.

Note 14. Off-Balance Sheet Activities

Credit Related Financial Instruments

The Bank is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Bank's exposure to credit loss in the event of non-performance by the other party to loan commitments is represented by the contractual amount of the commitment. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At June 30, 2011 and 2010, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2011	2010
	(In Thousands)	
Commitments to Grant Loans	**$ 18,931**	$ 14,226
Unfunded Commitments Under Lines of Credit	**7,702**	5,159
	$ 26,633	$ 19,385
Fixed Rate Loans (4.000% - 6.250%)	**$ 26,633**	$ 19,385
Variable Rate Loans	**-**	-
	$ 26,633	$ 19,385

Note 14. Off-Balance Sheet Activities (Continued)

Credit Related Financial Instruments (Continued)
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

No material gains or losses are anticipated as a result of these transactions.

Cash Deposits
The Company periodically maintains cash balances in financial institutions that are in excess of insured amounts. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Regional Credit Concentration
A substantial portion of the Bank's lending activity is with customers located within a 100 mile radius of the Shreveport, Louisiana metropolitan area, which includes areas of northwest Louisiana, northeast Texas and southwest Arkansas. Although concentrated within the region, the Bank has a diversified loan portfolio, which should preclude the Bank from being dependent upon the well being of any particular economic sector to ensure collectability of any significant portion of its debtors' loan contracts.

Other Credit Concentrations
The Bank has purchased, with recourse from the seller, a significant number of loans from third-party mortgage originators. These loans are serviced by these entities. At June 30, 2011 and 2010, the balance of the loans outstanding being serviced by these entities was $8.8 million and $8.9 million, respectively.

Interest Rate Floors and Caps
The Bank writes interest rate floors and caps into its variable rate mortgage loan contracts and loan servicing agreements in an attempt to manage its interest rate exposure. Such floors and caps enable customers to transfer, modify, or reduce their interest rate risk, which, in turn, creates an off-balance sheet market risk to the Bank. At June 30, 2011, the Bank's loan portfolio contained approximately $8.9 million of loans in which the loan contracts or servicing agreements possessed interest rate floors and caps. Of this amount, $8.8 million consisted of purchased loans, which were originated by third-party mortgage originators.

Note 15. Related Party Events

In the ordinary course of business, the Bank makes loans to its directors and officers. These loans are made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not involve more than normal credit risk or present other unfavorable features.

An analysis of the activity in loans made to such borrowers (both direct and indirect), including lines of credit, is summarized as follows for the years ended June 30, 2011 and 2010:

	2011	2010
	(In Thousands)	
Balance - Beginning of Year	**$ 1,492**	$ 1,621
Additions	**974**	73
Principal Payments	**(756)**	(202)
Balance - End of Year	**$ 1,710**	$ 1,492

Deposits from related parties held by the Bank at June 30, 2011 and 2010, amounted to $1.8 million and $1.6 million, respectively.

Note. 16. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly other discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital requirements that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank is required to maintain minimum capital ratios under OCC regulatory guidelines in order to ensure capital adequacy. Management believes, as of June 30, 2011 and 2010, that the Bank met all OCC capital adequacy requirements to which it is subject.

Note 16. Regulatory Matters (Continued)

As of June 30, 2011, the most recent notification from the Office of Thrift Supervision, the Bank's predecessor regulator to the OCC, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum capital ratios, which are different than those required to meet OCC capital adequacy requirements.

There are no conditions or events since that notification that management believes may have changed the Bank's category. The Bank was also classified as well capitalized at June 30, 2010.

The Bank's actual and required capital amounts and ratios for OCC regulatory capital adequacy purposes are presented below as of June 30, 2011 and 2010.

		Actual		Required for Capital Adequacy Purposes	
		Amount	**Ratio**	**Amount**	**Ratio**
			(Dollars in Thousands)		
June 30, 2011					
Core Capital	(1)	$40,595	18.18%	$ 6,699	3.00%
Tangible Capital	(1)	40,595	18.18%	3,350	1.50%
Total Risk-Based Capital	(2)	41,187	35.17%	9,368	8.00%
June 30, 2010					
Core Capital	(1)	$29,989	16.47%	$ 5,462	3.00%
Tangible Capital	(1)	29,989	16.47%	2,731	1.50%
Total Risk-Based Capital	(2)	30,478	33.67%	7,241	8.00%

The Bank's actual and required capital amounts and ratios to be well capitalized under prompt corrective action provisions are presented below as of June 30, 2011 and 2010.

		Actual		Required to be Well Capitalized	
		Amount	**Ratio**	**Amount**	**Ratio**
			(Dollars in Thousands)		
June 30, 2011					
Tier 1 Leverage Capital	(1)	$40,595	18.18%	$ 11,166	5.00%
Tier 1 Risk-Based Capital	(2)	40,595	34.67%	7,026	6.00%
Total Risk-Based Capital	(2)	41,187	35.17%	11,097	10.00%
June 30, 2010					
Tier 1 Leverage Capital	(1)	$29,989	16.47%	$ 9,103	5.00%
Tier 1 Risk-Based Capital	(2)	29,989	33.13%	5,431	6.00%
Total Risk-Based Capital	(2)	30,478	33.67%	9,051	10.00%

(1) Amounts and Ratios to Adjusted Total Assets
(2) Amounts and Ratios to Total Risk-Weighted Assets

Note 16. Regulatory Matters (Continued)

The actual and required capital amounts and ratios applicable to the Bank for the years ended June 30, 2011 and 2010, are presented in the following tables, including a reconciliation of capital under generally accepted accounting principles (GAAP) to such amounts reported for regulatory purposes.

June 30, 2011	Actual Ratio	Actual Amount	Minimum for Capital Adequacy Purposes Ratio	Minimum for Capital Adequacy Purposes Amount
		(Dollars in Thousands)		
Total Equity, and Ratio to Total Assets	18.67%	$ 42,115		
Investments in and Advances to Nonincludable Subsidiaries		(121)		
Unrealized Gains on Securities Available-for-Sale		(1,399)		
Tangible Capital, and Ratio to Adjusted Total Assets	18.18%	$ 40,595	1.5%	$ 3,350
Tier 1 (Core) Capital, and Ratio to Adjusted Total Assets	18.18%	$ 40,595	3.0%	$ 6,699
Tier 1 (Core) Capital, and Ratio to Risk-Weighted Assets	34.67%	$ 40,595		
Allowance for Loan Losses		842		
Equity Investment		(250)		
Total Risk-Based Capital, and Ratio to Risk-Weighted Assets	35.17%	$ 41,187	8.0%	$ 9,368
Total Assets		$ 225,555		
Adjusted Total Assets		$ 223,314		
Risk-Weighted Assets		$ 117,097		

June 30, 2010	Actual Ratio	Actual Amount	Minimum for Capital Adequacy Purposes Ratio	Minimum for Capital Adequacy Purposes Amount
		(Dollars in Thousands)		
Total Equity, and Ratio to Total Assets	17.38%	$ 32,206		
Investments in and Advances to Nonincludable Subsidiaries		(121)		
Unrealized Gains on Securities Available-for-Sale		(2,096)		
Tangible Capital, and Ratio to Adjusted Total Assets	16.47%	$ 29,989	1.5%	$ 2,731
Tier 1 (Core) Capital, and Ratio to Adjusted Total Assets	16.47%	$ 29,989	3.0%	$ 5,462
Tier 1 (Core) Capital, and Ratio to Risk-Weighted Assets	33.13%	$ 29,989		
Allowance for Loan Losses		489		
Equity Investment		-		
Total Risk-Based Capital, and Ratio to Risk-Weighted Assets	33.67%	$ 30,478	8.0%	$ 7,241
Total Assets		$ 185,350		
Adjusted Total Assets		$ 182,053		
Risk-Weighted Assets		$ 90,514		

Note 17. Restrictions on Dividends

Federal banking regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends which may be paid is generally limited to the net income of the Bank for the year to date, plus the retained net income for the preceding two years.

Note 18. Fair Value of Financial Instruments

The following disclosure is made in accordance with the requirements of ASC 825, *Financial Instruments*. Financial instruments are defined as cash and contractual rights and obligations that require settlement, directly or indirectly, in cash. In cases where quoted market prices are not available, fair values have been estimated using the present value of future cash flows or other valuation techniques. The results of these techniques are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows, which require considerable judgment. Accordingly, estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current settlement of the underlying financial instruments.

ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These disclosures should not be interpreted as representing an aggregate measure of the underlying value of the Company.

The following methods and assumptions were used by the Bank in estimating fair values of financial instruments:

Cash and Cash Equivalents
The carrying amount approximates the fair value of cash and cash equivalents.

Securities to be Held-to-Maturity and Available-for-Sale
Fair values for investment securities, including mortgage-backed securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted or non-marketable equity securities approximate their fair values. The carrying amount of accrued investment income approximates its fair value.

Mortgage Loans Held-for-Sale
Because these loans are normally disposed of within ninety days of origination, their carrying value closely approximates the fair value of such loans.

Loans Receivable
For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair value approximates the carrying value. Fair values for other loans are estimated using the discounted value of expected future cash flows. Interest rates used are those being offered currently for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

Deposit Liabilities
The fair values for demand deposit accounts are, by definition, equal to the amount payable on demand at the reporting date, that is, their carrying amounts. Fair values for other deposit accounts are estimated using the discounted value of expected future cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

Note 18. Fair Value of Financial Instruments (Continued)

Advances from Federal Home Loan Bank
The carrying amount of short-term borrowings approximates their fair value. The fair value of long-term debt is estimated using discounted cash flow analyses based on current incremental borrowing rates for similar borrowing arrangements.

Off-Balance Sheet Credit-Related Instruments
Fair values for outstanding mortgage loan commitments to lend are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements, customer credit quality, and changes in lending rates.

The fair value of interest rate floors and caps contained in some loan servicing agreements and variable rate mortgage loan contracts are considered immaterial within the context of fair value disclosure requirements. Accordingly, no fair value estimate is provided for these instruments.

At June 30, 2011 and 2010, the carrying amount and estimated fair values of the Bank's financial instruments were as follows:

	2011		2010	
	Carrying Value	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
	(In Thousands)		*(In Thousands)*	
Financial Assets				
Cash and Cash Equivalents	**$ 9,599**	**$ 9,599**	$ 8,837	$ 8,837
Securities Available-for-Sale	**75,039**	**75,039**	63,688	63,688
Securities to be Held-to-Maturity	**5,725**	**5,638**	2,138	2,163
Loans Held-for-Sale	**6,653**	**6,653**	13,403	13,403
Loans Receivable	**125,371**	**138,168**	93,056	109,322
Financial Liabilities				
Deposits	**153,616**	**157,840**	117,722	120,460
Advances from FHLB	**26,891**	**27,826**	31,507	33,175
Off-Balance Sheet Items				
Mortgage Loan Commitments	**189**	**189**	142	142

The estimated fair values presented above could be materially different than net realizable value and are only indicative of the individual financial instrument's fair value. Accordingly, these estimates should not be considered an indication of the fair value of the Bank taken as a whole.

Note 19. Fair Value Accounting

On July 1, 2008, the Company adopted ASC 820, *Fair Value Measurements*. ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard was issued to establish a uniform definition of fair value. The definition of fair value under ASC 820 is market-based as opposed to company-specific, and includes the following:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability, in either case, through an orderly transaction between market participants at a measurement date and establishes a framework for measuring fair value;

- Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

Note 19. Fair Value Accounting (Continued)

- Nullifies the guidance in EITF 02-3, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;

- Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the company's creditworthiness when valuing liabilities; and

- Expands disclosures about instrument that are measured at fair value.

The standard establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy favors the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 - Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate.

- Level 2 - Fair value is based upon (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Fair value is based upon inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended June 30, 2011.

Note 19. Fair Value Accounting (Continued)

Fair values of assets and liabilities measured on a recurring basis at June 30, 2011 and 2010 are as follows:

	Fair Value Measurements Using:		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
June 30, 2011		*(In Thousands)*	
Available-for-Sale			
Debt Securities			
FHLMC	$ -	$ 2,007	$ 2,007
FNMA	-	34,638	34,638
GNMA	-	105	105
Government Agency Notes	-	36,981	36,981
Equity Securities			
ARM Fund	1,308	-	1,308
Total	$ 1,308	$ 73,731	$ 75,039

	Fair Value Measurements Using:		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
June 30, 2010		*(In Thousands)*	
Available-for-Sale			
Debt Securities			
FHLMC	$ -	$ 3,206	$ 3,206
FNMA	-	58,808	58,808
GNMA	-	115	115
Equity Securities			
ARM Fund	1,559	-	1,559
Total	$ 1,559	$ 62,129	$ 63,688

The Company did not record any liability at fair market value for which measurement of the fair value was made on a recurring basis at June 30, 2011 or 2010.

The Company did not have any assets or liabilities measured at fair value on a non-recurring basis at June 30, 2011 or 2010.

Note 20. Earnings Per Common Share

The following table presents the components of average outstanding common shares for the years ended June 30, 2011 and 2010:

	2011	2010
Average Common Shares Issued	$ **3,139,491**	$ 3,558,958
Average Treasury Shares Held	**(92,983)**	(205,381)
Average Unearned ESOP Shares	**(141,146)**	(85,416)
Average Unearned RRP Trust Shares	**(1,784)**	(16,586)
Weighted Average Number of Common Shares Used in Basic EPS	**2,903,578**	3,251,575
Effect of Dilutive Securities		
Stock Options	**4,617**	-
Weighted Average Number of Common Shares and Dilutive Potential Common Shares Used in Dilutive EPS	$ **2,908,195**	$ 3,251,575

Earnings per share are computed using the weighted average number of shares outstanding as prescribed in GAAP. The share amounts have been adjusted for the conversion completed on December 22, 2010 and the exchange of Mid-Tier Company common stock for shares of the Company at an exchange ratio of 0.9110. For the years ended June 30, 2011 and 2010, there were outstanding options to purchase 158,868 and 142,274 shares, respectively, at $10.83 per share for 2011 and $10.82 per share for 2010. For fiscal 2010, the options were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market value price of the common shares during the period.

Note 21. Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through the date that the financial statements were available to be issued, and has determined the following events require disclosure:

On July 28, 2011, the Company purchased property for a future operations center for $1.0 million.

No other events or transactions have occurred subsequent to the balance sheet date that would require recognition or disclosure in the financial statements.

Note 22. Parent Company Financial Statements

Financial information pertaining only to Home Federal Bancorp, Inc. of Louisiana as of June 30, 2011 and 2010, is as follows:

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Balance Sheets
June 30, 2011 and 2010

	2011	2010
	(In Thousands)	
Assets		
Cash and Cash Equivalents	$ 407	$ 888
Investment in Subsidiary	42,115	32,207
Securities Available-for-Sale	9,245	-
Other Assets	133	270
Total Assets	$ 51,900	$ 33,365
Liabilities and Stockholders' Equity		
Deferred Income Tax	$ 13	$ -
Other Liabilities	704	-
Stockholders' Equity	51,183	33,365
Total Liabilities and Stockholders' Equity	$ 51,900	$ 33,365

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statements of Operations
For the Years Ended June 30, 2011 and 2010

	2011	2010
	(In Thousands)	
Equity in Undistributed Earnings of Subsidiary	$ 2,053	$ 825
Interest Income	103	50
Total Income	2,156	875
Operating Expenses	277	285
Total Expenses	277	285
Income Before Income Tax Benefit	1,879	590
Income Tax Benefit	(59)	(80)
Net Income	$ 1,938	$ 670

Note 22. Parent Company Financial Statements (Continued)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statements of Cash Flows
For the Years Ended June 30, 2011 and 2010

	2011	2010
	(In Thousands)	
Operating Activities		
Net Income	$ 1,938	$ 670
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Net Amortization and Accretion on Securities	50	-
Equity in Undistributed Earnings of Subsidiary	(2,053)	(825)
Decrease in Other Assets	137	192
Increase in Other Liabilities	704	-
Net Cash Provided by Operating Activities	776	37
Investing Activities		
Purchase of Available-for-Sale Securities	(9,254)	-
Investment in Subsidiary	(8,553)	-
Net Cash Used in Investing Activities	(17,807)	-
Financing Activities		
Net Proceeds from Stock Issuance	18,040	-
Acquisition of Stock for Benefit Plans	(1,167)	-
Proceeds Received from Subsidiary on Stock Compensation Programs	234	226
Acquisition of Treasury Stock	(46)	(207)
Dividends Paid	(511)	(293)
Net Cash Provided by (Used in) Financing Activities	16,550	(274)
Decrease in Cash and Cash Equivalents	(481)	(237)
Cash and Cash Equivalents, Beginning of Year	888	1,125
Cash and Cash Equivalents, End of Year	$ 407	$ 888

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, management concluded that our internal control over financial reporting was effective as of June 30, 2011.

(c) No change in the Company's internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required herein is incorporated by reference from the sections captioned "Information with Respect to Nominees for Director, Continuing Directors and Executive Officers" and "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management -Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of June 30, 2011 ("Proxy Statement").

Code of Ethics. Home Federal Bancorp has adopted a Code of Ethics that applies to its principal executive officer and principal financial officer, as well as directors, other officers and employees of Home Federal Bancorp and Home Federal Bank. A copy of the Code of Ethics may be obtained without charge upon request made to Clyde D. Patterson, Home Federal Bancorp, Inc., 624 Market Street, Shreveport, Louisiana 71101.

Item 11. Executive Compensation

The information required herein is incorporated by reference from the section captioned "Management Compensation" in the Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of June 30, 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management. The information required herein is incorporated by reference from the section captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of June 30, 2011.

Equity Compensation Plan Information. The following table provides information as of June 30, 2011 with respect to shares of common stock that may be issued under our existing equity compensation plans, which consist of the 2005 Stock Option Plan and 2005 Recognition and Retention Plan, both of which were approved by our shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants And Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	158,868	$ 10.83	--
Equity compensation plans not approved by security holders	--	--	--
Total	158,868	$ 10.83	--

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required herein is incorporated by reference from the section captioned "Indebtedness of Management and Related Party Transactions" in the Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of June 30, 2011.

Item 14. Principal Accountant Fees and Services

The information required herein is incorporated by reference from the section captioned "Ratification of Appointment of Independent Registered Public Accounting Firm — Audit Fees" in the Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of June 30, 2011.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report and are incorporated herein by reference from Item 8 hereof:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of June 30, 2011 and June 30, 2010
Consolidated Statements of Operations for the Years Ended June 30, 2011 and 2010
Consolidated Statements of Comprehensive Income for the Years Ended June 30, 2011 and 2010
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended June 30, 2011 and 2010
Consolidated Statements of Cash Flows for the Years Ended June 30, 2011 and 2010
Notes to Consolidated Financial Statements

The following exhibits are filed as part of the Form 10-K, and this list includes the Exhibit Index:

No.	Description	Location
3.1	Articles of Incorporation of Home Federal Bancorp, Inc. of Louisiana	(1)
3.2	Bylaws of Home Federal Bancorp, Inc. of Louisiana	(1)
4.0	Form of Stock Certificate of Home Federal Bancorp, Inc. of Louisiana	(1)
10.1	Home Federal Bancorp, Inc. of Louisiana 2005 Stock Option Plan	(2)
10.2	Home Federal Bancorp, Inc. of Louisiana 2005 Recognition and Retention Plan	(2)
10.3	Employment Agreement between Home Federal Bank and Daniel R. Herndon	(3)
10.4	Employment Agreement between Home Federal Bancorp, Inc. of Louisiana and Daniel R. Herndon	(3)
10.5	Employment Agreement between Home Federal Bank and James R. Barlow	(4)
10.6	Loan Officer Incentive Plan	(1)
23.0	Consent of LaPorte, Sehrt, Romig & Hand	Filed Herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer	Filed Herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer	Filed Herewith
32.0	Section 1350 Certifications	Filed Herewith

(1) Incorporated herein by reference from Home Federal Bancorp's Registration Statement on Form S-1, as amended, filed with the SEC on September 3, 2010 (SEC File No. 333-169230).

(2) Incorporated herein by reference from Home Federal Bancorp, Inc. of Louisiana's Definitive Schedule 14A filed with the SEC on June 29, 2005 (SEC File No. 000-51117).

(3) Incorporated herein by reference from Home Federal Bancorp, Inc. of Louisiana's Current Report on Form 8-K filed with the SEC on February 23, 2009 (File No. 000-51117).

(4) Incorporated herein by reference from Home Federal Bancorp, Inc. of Louisiana's Current Report Form 8-K filed with the SEC on January 19, 2010 (File No. 000-51117).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME FEDERAL BANCORP, INC. OF LOUISIANA

Date: September 27, 2011 By: /s/Daniel R. Herndon
Daniel R. Herndon
Chairman, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/Daniel R. Herndon Daniel R. Herndon	Chairman of the Board, President and Chief Executive Officer *(Principal Executive Officer)*	September 27, 2011
/s/James R. Barlow James R. Barlow	Director, Executive Vice President and Chief Operating Officer	September 27, 2011
/s/Clyde D. Patterson Clyde D. Patterson	Director and Executive Vice President and Chief Financial Officer *(Principal Financial and Accounting Officer)*	September 27, 2011
/s/Walter T. Colquitt III Walter T. Colquitt III	Director	September 27, 2011
/s/David A. Herndon, III David A. Herndon, III	Director	September 27, 2011
/s/Scott D. Lawrence Scott D. Lawrence	Director	September 27, 2011
/s/Mark M. Harrison Mark M. Harrison	Director	September 27, 2011
Woodus K. Humphrey	Director	September _, 2011
/s/Amos L. Wedgeworth, Jr. Amos L. Wedgeworth, Jr.	Director	September 27, 2011
/s/Timothy W. Wilhite Timothy W. Wilhite, Esq	Director	September 27, 2011

EXHIBIT 23.0


LAPORTE
CPAs & BUSINESS ADVISORS

5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Home Federal Bancorp, Inc. of Louisiana

We consent to the incorporation by reference in the Registration Statement of Home Federal Bancorp, Inc. of Louisiana on Form S-8 (Registration Nos. 333-171730 and 333-171731) of our report dated September 9, 2011, relating to the consolidated financial statements of Home Federal Bancorp, Inc. of Louisiana, which appears in this Form 10-K.

/s/ LaPorte, Sehrt, Romig and Hand
A Professional Accounting Corporation

Metairie, Louisiana
September 26, 2011

The McGladrey Alliance is a premier affiliation of independent accounting and consulting firms. The McGladrey Alliance member firms maintain their name, autonomy and independence and are responsible for their own client fee arrangements, delivery of services and maintenance of client relationships.

EXHIBIT 31.1

CERTIFICATIONS

I, Daniel R. Herndon, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Home Federal Bancorp, Inc. of Louisiana;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 27, 2011

/s/Daniel R. Herndon
Daniel R. Herndon
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Clyde D. Patterson, Executive Vice President (Principal Financial and Accounting Officer), certify that:

1. I have reviewed this annual report on Form 10-K of Home Federal Bancorp, Inc. of Louisiana;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 27, 2011

/s/Clyde D. Patterson
Clyde D. Patterson
Executive Vice President
(Principal Financial and Accounting Officer)

EXHIBIT 32.0

SECTION 1350 CERTIFICATIONS

The undersigned executive officers of Home Federal Bancorp, Inc. of Louisiana (the "Registrant") hereby certify that the Registrant's Form 10-K for the year ended June 30, 2011 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: September 27, 2011

/s/Daniel R. Herndon
Name: Daniel R. Herndon
Title: President and Chief Executive Officer

Date: September 27, 2011

/s/Clyde D. Patterson
Name: Clyde D. Patterson
Title: Executive Vice President
(Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to Home Federal Bancorp, Inc. of Louisiana and will be retained by Home Federal Bancorp, Inc. of Louisiana and furnished to the Securities and Exchange Commission or its staff upon request.